UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 ________________________________________ FORM 10-K ________________________________________ (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________ Commission File Number: 001-39252 ________________________________________ Clover Health Investments, Corp. (Exact Name of Registrant as Specified in its Charter) ________________________________________ Delaware 98-1515192 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) Not Applicable(1) Not Applicable(1) (Address of principal executive offices) (Zip Code) Not Applicable(1) Registrant's telephone number, including area code ________________________________________ Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Class A Common Stock, par value $0.0001 per share CLOV The NASDAQ Stock Market LLC Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes x No o Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x (1) We are a remote-first company. Accordingly, we do not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, stockholder communications required to be sent to our principal executive offices may be directed to the email address: secretary@cloverhealth.com, or to our agent for service of process at The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No o Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer o Accelerated filer x Non-accelerated filer o Smaller reporting company o Emerging growth company o If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. o Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) o Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes o No x At June 30, 2024, the aggregate market value of common stock held by non-affiliates was approximately $610,247,045, based on a closing price of $1.23. At February 24, 2025, the registrant had 418,531,705 shares of Class A Common Stock, $0.0001 par value per share, and 92,375,003 shares of Class B Common Stock, $0.0001 par value per share, issued and outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant's definitive proxy statement for use in connection with its 2025 annual meeting of stockholders will be filed with the U.S. Securities and Exchange Commission within 120 days after the close of registrant's fiscal year and are incorporated by reference into Part III hereof.

Table of Contents PART I Page Item 1. Business 8 Item 1A. Risk Factors 23 Item 1B. Unresolved Staff Comments 57 Item 1C. Cybersecurity 57 Item 2. Properties 58 Item 3. Legal Proceedings 58 Item 4. Mine Safety Disclosures 58 PART II 58 Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 59 Item 6. Reserved 60 Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations 61 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 72 Item 8. Consolidated Financial Statements and Supplementary Data 74 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 119 Item 9A. Controls and Procedures 119 Item 9B. Other Information 121 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 121 PART III 122 Item 10. Directors, Executive Officers and Corporate Governance 122 Item 11. Executive Compensation 122 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 122 Item 13. Certain Relationships and Related Transactions, and Director Independence 122 Item 14. Principal Accounting Fees and Services 122 PART IV 123 Item 15. Exhibits and Financial Statement Schedules 123 Item 16. Form 10-K Summary 124 Signatures 124 3

As used in this report, "Company," "Clover," "Clover Health," "we," "us," "our," "our company," and similar terms refer to Clover Health Investments, Corp. and its consolidated subsidiaries, unless otherwise noted or the context otherwise requires. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Annual Report on Form 10-K, other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "should," "would," "can," "expect," "project," "outlook," "forecast," "objective," "plan," "potential," "seek," "grow," "target," "if," and the negative or plural of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including the risk factors described in Part I, Item 1A, “Risk Factors” of this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this Annual Report on Form 10-K involve a number of judgments, risks and uncertainties, including, without limitation, risks related to: • our expectations regarding results of operations, financial condition, and cash flows; • our expectations regarding the development and management of our Insurance business; • our ability to maintain and increase adoption and use of Clover Assistant, including the expansion of Clover Assistant technology for external payors and providers serving the Medicare eligible population under the brand name Counterpart Assistant; • our ability to successfully enter new service markets and manage our operations; • anticipated trends and challenges in our business and in the markets in which we operate; • any current, pending, or future legislation, regulations or policies that could have a negative effect on our revenue, profit margins, cash flows and business, including, without limitation The Patient Protection and Affordable Care Act, or the ACA, and other rules, regulations, and policies relating to healthcare, Medicare generally and medical loss ratios; • our ability to effectively manage our beneficiary base and provider network; • the anticipated benefits associated with the use of Clover Assistant, including our ability to utilize the platform to manage our medical loss ratios; • our ability to maintain or improve our Star Ratings or otherwise continue to improve the financial performance of our business; • our ability to develop new features and functionality that meet market needs and achieve market acceptance; • our ability to retain and hire necessary employees and staff our operations appropriately; • the timing and amount of certain investments in growth; • the outcome of any known and unknown litigation and regulatory proceedings; • fluctuations in the price of our Class A common stock and our continued compliance with Nasdaq's listing requirements; • our ability to maintain, protect, and enhance our intellectual property; • general economic conditions and uncertainty; and • persistent high inflation and fluctuating interest rates. We caution you that the foregoing list of judgments, risks, and uncertainties that may cause actual results to differ materially from those in the forward-looking statements may not be complete. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur or may be materially different from what we expect. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we undertake no obligation to update any of these forward-looking statements after the date of this Annual Report on Form 10-K or to conform these statements to actual results or revised expectations. 4

This Annual Report on Form 10-K contains estimates, projections, and other information concerning our industry, our business, and the markets for our products. We obtained the industry, market, and similar data set forth in this Annual Report on Form 10-K from our own internal estimates and research and from industry research, publications, surveys, and studies conducted by third parties, including governmental agencies, and such information is inherently subject to uncertainties. Actual events or circumstances may differ materially from events and circumstances that are assumed in this information. You are cautioned not to give undue weight to any such information, projections or estimates. As a result of a number of known and unknown risks and uncertainties, including without limitation, the important factors described in our reports filed with the SEC, including the discussion under "Risk Factors" in this Annual Report on Form 10-K, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Additional Information Our website address is www.cloverhealth.com. Our filings with the SEC are posted on our website and available free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The content on our website or on any other website referred to in this document is not incorporated by reference in this document. Further, the Company's references to website URLs are intended to be inactive textual references only. Channels for Disclosure of Information Investors and others should note that we routinely announce material information to investors and the marketplace using filings with the SEC, press releases, public conference calls, presentations, webcasts, and the investor relations page of our website at investors.cloverhealth.com. We use the investor relations page of our website for purposes of compliance with Regulation FD and as a routine channel for distribution of important information, including news releases, analyst presentations, financial information, and corporate governance practices. We also use certain social media channels as a means of disclosing information about the Company and our products to our customers, investors, and the public, including @CloverHealth and #CloverHealth on X and the LinkedIn accounts of our Chief Executive Officer, Andrew Toy, and our Chief Financial Officer, Peter Kuipers. The information posted on social media channels is not incorporated by reference in this report or in any other report or document we file with the SEC. While not all of the information that we post to the investor relations page of our website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, we encourage investors, the media, and others interested in the Company to review the information that we share on our investor relations page of our website at investors.cloverhealth.com and to sign up for and regularly follow our social media accounts. Users may automatically receive email alerts and other information about the Company when enrolling an email address by visiting "Email Alerts" in the "Investor Resources" section of our website at investors.cloverhealth.com. 5

Risk Factor Summary Our business is subject to numerous risks and uncertainties, including those risks highlighted in the section of this report titled "Risk Factors," that represent challenges that we face in connection with our business. The occurrence of one or more of the events or circumstances described in the section titled "Risk Factors," alone or in combination with other events or circumstances, may have an adverse effect on our business, financial condition, results of operations, and prospects. These risks include, among others, the following, which we consider to be our most material risks: • We have incurred net losses in the past, and we may not be able to achieve or maintain profitability in the future. • Our long-term success depends on maintaining and continuing to improve Clover Assistant, and our past results may not be indicative of future performance. • Our future performance depends in part on increasing the lifetime value of enrollments, which are realized over several years, and utilizing our clinical care capabilities to improve the quality of care for our members, and any failure to do so could negatively affect our financial condition and results of operations, including our ability to achieve or increase profitability. • If adoption and use of Clover Assistant is lower than we expect, our growth may slow or stall, or if we experience a decline in the number of our Insurance members, which we may refer to as "lives under Clover management" or similar wording in this report, our results of operations may be adversely affected. • If we fail to estimate, price for and manage medical expenses in an effective manner, the profitability of our business could decline, which could materially and adversely affect our results of operations, financial condition, and cash flows. • The Centers for Medicare & Medicaid Services' risk adjustment payment system makes our revenue and profitability difficult to predict and could result in material retroactive adjustments to our results of operations. • We derive substantially all of our revenues from Medicare Advantage premiums and expect to continue to derive a substantial portion of our Total revenues in the future from Medicare Advantage premiums, and, as a result, changes or developments in Medicare generally, or the health insurance system and laws and regulations governing the health insurance markets in the United States, could materially adversely affect our business, results of operations, financial condition, and prospects. • We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all. • If we are unable to succeed in maintaining or expanding the number of members under our Medicare Advantage plans, our business, financial condition, and results of operations could be harmed. • Our members remain concentrated in certain geographic areas and populations, which exposes us to unfavorable changes in local benefit costs, reimbursement rates, competition, and economic conditions. • Our results of operations may be adversely affected if we are unable to grow our provider networks or contract with providers, medical facilities, and other entities on competitive terms. • We may be unable to effectively manage our growth, which could have a material adverse effect on our business, financial condition, and results of operations. • Our international research and development operations pose certain risks to our business that may be different from risks associated with our core domestic business operations. • Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential or health information or the confidential or health information of our members, providers, or other third parties, could damage our reputation and brands, and substantially harm our business and results of operations. • We are currently, and may in the future be, subject to investigations and litigation, which could be costly and time-consuming to defend and the outcomes of which cannot be predicted. • Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and results of operations. 6

• Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally-developed technology and our brands, and our business may be adversely affected. • Our failure to obtain or maintain the right to use certain of our intellectual property could negatively affect our business. • The market prices and trading volume of our shares of Class A common stock have in the past experienced periods of extreme volatility and steep declines, and such volatility and price declines may occur in the future in ways that may be unrelated, or disproportionate, to our operating performance. • Sales of substantial amounts of our securities in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline. • The dual class structure of our common stock has the effect of concentrating voting power with certain stockholders, including our directors and executive officers and their respective affiliates, who held in the aggregate 72.0% of the voting power of our capital stock at December 31, 2024. This ownership will limit or preclude the ability of our other stockholders to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. • Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us. The trading price of our Class A common stock may be lower as a result. 7

Part I

Item 1. Business.

General

At Clover Health, our vision is to empower every physician with technology to identify, manage, and treat chronic diseases earlier. This results in earlier diagnosis and treatment, earlier disease management and more affordable and accessible care. Our strategy is to improve the care of our Medicare beneficiaries, develop wide physician networks, and provide technology to help empower physicians. Our proprietary software platform, Clover Assistant (licensed externally as Counterpart Assistant) helps us execute this strategy by enabling physicians to detect, identify, and manage chronic diseases better than they otherwise could. This technology is a cloud-based software platform, that curates medical records from over 100 data sources and provides physicians with access to data-driven insights and personalized care recommendations for the patients. Our differentiated approach can be summarized as follows:

	Clover's Approach	Traditional MA Approaches
Technology	***Clinical****, physician enablement, AI-Powered technology*	***InsurTech****, back-office & administrative*
Care Strategy	***Earlier disease identification & management*** *& subsequent care treatment*	***Delayed / reactive*** *healthcare, and/or downstream risk delegation*
Network Construct	***Wide network PPO****; Focused on affordability / accessibility*	***Majority HMO approach****; Narrow choice*
Risk Delegation / Capitation	***Not focused on Risk Delegation***	***Large focus / reliance***
Home Care	***Longitudinal*** *care to most at-risk; via CA-powered* ***Physician-led*** *pods*	*Outsourced* ***one-time*** *visits; Primarily rely on nurses & nursing assistants*
Full-Year 2024 Performance(1)	***Industry-leading loss ratios****; MCR: 75.1% | BER: 81.2%(2)*	*Mid 80% to low 90% loss ratios*

(1) Represents full year 2024 MCR and BER ratios for Clover Health, as well as most recent results of other public companies with "Traditional MA Plan" approaches that have reported results as of the time of filing of this Form 10-K.

(2) Insurance Benefits expense ratio ("BER") is a non-GAAP financial measure. We calculate our Insurance BER by taking the total of Insurance net medical expenses incurred and quality improvements, and dividing that total by premiums earned on a net basis, in a given period.

Provider use of Clover Assistant enables data-driven clinical decision-making that benefits our members and drives rapid software iteration: the more that providers use Clover Assistant, the more it learns and furthers the precision of personalized data-driven recommendations. We combine our beneficiary data with provider-generated data and use this powerful closed feedback loop to continuously fine-tune our proprietary clinical rules and machine learning models, as well as to select and prioritize future software capabilities. We believe the use and continuous improvement of Clover Assistant has resulted in not only improved clinical decision-making but also enhanced MA plan performance. The platform facilitates identifying and engaging with our most at-risk members for our clinical programs. These programs are designed to provide additional targeted care support and to further drive better plan performance.

We leverage Clover Assistant in our Preferred Provider Organization ("PPO") and Health Maintenance Organization ("HMO") plans. We aim to provide affordable, high-quality healthcare and we offer most of our members (referred to as "members") in our Medicare Advantage ("MA") plans among the lowest average out-of-pocket costs for primary care provider ("PCP") and specialist co-pays in their respective markets. We strongly believe in providing our members with provider choice and consider our PPO plans to be our flagship insurance product. An important feature of our MA product is its wide physician network. We often offer the same cost-sharing (co-pays and deductibles) for visits with primary care providers who are in-network and out-of-network. We manage care on our wide network by empowering providers with intuitive data-driven, personalized insights for their patients (our members) through the use of Clover Assistant. We believe this enables providers to make improved clinical decisions. We reach a broad array of consumers, including traditionally underserved markets. At January 1, 2025, we operated our MA plans in five states and 200 counties.

8

We complement our wide-network physicians and their patients with our longitudinal home-based primary care program for our highest acuity members, Clover Home Care, powered by Clover Assistant. This program covers the most medically complex patients, often with advanced comorbidities. We believe Clover Assistant makes home care for high-risk individuals more scalable than fixed- site-based care. It permits technology deployment to enhance care and outcomes directly where patients live because our value proposition is centered around software. Clover Home Care seeks to preserve the PCP-to-patient relationship through collaboration, which aims to improve health outcomes and reduce medical expenses. We have made it a priority to work with Medicare beneficiaries in underserved markets. This includes MA members diagnosed with at least two chronic diseases, as well as members living in communities that fall within the top five deciles of what the government defines as areas of socioeconomic deprivation. We are heavily invested in helping provide care for those who are most in need. During 2024, the Company launched Counterpart Health, Inc., a new Software-as-a-Service (“SaaS”) and Tech Enabled Services Solution to bring the power of Clover Assistant technology to external payors and providers serving the Medicare eligible population. This external offering aims to equip clinician users with the Company's already built, clinician-centric, and AI-powered care management platform. Strategically, Counterpart Health, Inc., a subsidiary of Clover Health, aims to extend the benefits of data-driven proven technology and personalized care to a wider audience, enabling enhanced patient outcomes and reduced healthcare costs across the nation. Counterpart Health is complementary to Clover Health, and enables the Company to deploy and expand the reach of its existing technology asset for new potential growth and high margin business opportunities, with low startup costs. Unless the context otherwise provides, references to Clover Assistant in this report also refer to Counterpart Assistant, as applicable. Clover Health was incorporated on October 18, 2019, as a special purpose acquisition company and a Cayman Islands exempted company under the name Social Capital Hedosophia Holdings Corp. III ("SCH"). On April 24, 2020, SCH completed its initial public offering. On January 7, 2021, SCH consummated a business combination with Clover Health Investments, Corp. and changed its name to Clover Health Investments, Corp. We are a remote first company. Accordingly, we do not maintain a headquarters. Stockholder communications required to be sent to our principal executive offices may be directed to the email address: secretary@cloverhealth.com, or to our agent for service of process at The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Our telephone number is (201) 432-2133. Our website address is www.cloverhealth.com. The information contained on or accessible through our website is not part of this Annual Report on Form 10-K and is not incorporated by reference in this Annual Report on Form 10-K. Our Opportunity We believe we have an opportunity to fundamentally change healthcare by providing easy access to care via technology-enabled providers across the country. By leveraging our Clover Assistant platform, we believe we can raise the level of care provided by every provider and scale in ways that traditional managed care plans and risk-bearing provider groups cannot. We principally scale our model of care by deploying physician-enablement software to providers. We do this primarily by entering into contracts with our providers in which they agree to use Clover Assistant in connection with their primary care office visits in exchange for a flat fee. Our platform, which enables differentiated patient care, supports our expansion into virtually any market, including traditionally underserved markets that are generally not viable for others because those markets often lack providers willing or able to assume financial risk for the costs of patient care. Medicare is the focal point of our opportunity. Approximately 68 million people were enrolled in Medicare in 2024. That number is expected to rise, equating to approximately $1.5 trillion in total expenditures by 2030. Within Medicare, the MA market made up approximately $503 billion of annual spend in 2024 and is expected to grow to approximately $857 billion by 2030. Original Medicare is expected to grow from $427 billion to $602 billion over the same period. 9

Our Technology Platform: Clover Assistant For a given patient, we aim to equip physicians utilizing Clover Assistant with synthesized sets of collated and actionable data, to identify, manage and subsequently treat disease burdens earlier. The combination of these features enables physicians to deliver a better patient experience for our beneficiaries, as physicians are able to more effectively identify clinical opportunities to treat patients using data-driven, personalized insights. Clover Assistant is a purpose-built technology platform that empowers providers to deliver intuitive data-driven, personalized care to help physicians detect, identify, and manage diseases earlier. This physician-enablement platform is designed to synthesize comprehensive, longitudinal sets of data to generate provider-focused machine learning, artificial intelligence and rules-based insights, and to drive action by surfacing the most relevant, personalized information about each patient to his or her provider. Through this democratization of data access for providers, we seek to reduce the variability in clinical decision-making, drive improved adherence to evidence-based protocols, and help providers deliver better care. Our proprietary technology platform is at the center of the Company's technology-first approach to driving better care management. The image below represents an example of the Clover Assistant interface: 10

We believe the key features that differentiate our Clover Assistant platform from other healthcare technology include the following: Enables intuitive data-driven, personalized and actionable insights Clover Assistant aggregates and structures millions of data points per day, derived from a variety of data sets, such as claims data, medical charts, medication data, diagnostic data, and data generated from electronic health records ("EHR"), across dozens of typically siloed and inconsistently formatted data feeds. It connects this data with up-to-date, evidence-based protocols and patient-specific plan information to generate intuitive data-driven, personalized and actionable insights available to providers for use in their treatment and management of patient care. Engages healthcare providers Since launching our platform in July 2018, we have driven provider adoption of our Clover Assistant platform through its user-centric design, highly actionable and real-time clinical content, enhanced fee for service payment model and simple onboarding. Our platform provides actionable clinical content through an intuitive interface that easily integrates into the providers' workflow. Offers integration into provider workflows via EHRs We have made significant investments into extending our proprietary technology platform, enabling Clover Assistant functionality to be embedded quickly and seamlessly into major EHR systems, including Epic, Cerner, Athena and others. This further improves physician workflows and reduces duplicative actions by providers and administrators. We aim to make Clover Assistant available to physicians in ways that best suit them and their practices. Delivers differentiated plan performance The Clover Assistant platform is designed to enable our mission-aligned business model to drive the empowerment of providers and improve care for beneficiaries while contributing to improved margins for our MA plans. As a result of our provider-focused, data- driven platform, providers who have been using Clover Assistant and are treating returning members, on average, have had lower medical care ratios ("MCRs") than providers who have not used Clover Assistant and are treating returning members. Enables rapid software iteration via our closed feedback loop Our platform is highly dynamic and continues to improve as we capture more data. As an MA plan that builds our own internally- developed physician-enablement software, we believe we are differentiated in our ability to continuously build upon our broad sets of rich data, resulting in a rapid learn-iterate-deploy software improvement cycle. We capture real-time data via live provider use and feedback through Clover Assistant. This bi-directional data sharing creates a closed feedback loop, allowing us to continuously measure the results of our platform's recommendations in real-time and improve our platform. Delivers differentiated clinical care capabilities We work hard to drive better care for our lives under Clover management. To accomplish this goal, we aim to establish with Clover Assistant a comprehensive understanding of each patient, their conditions and needs as well as how those factors change over time, so that we can provide support to their providers as they determine when appropriate interventions should be delivered. We monitor a range of data sources over time to create a comprehensive view of each patient's disease trajectory. Taking this holistic approach helps us to improve personalized chronic disease management and care coordination. Clover Health has published data demonstrating the technology’s impact on Medication Adherence, as well as the earlier identification and management of Diabetes and Chronic Kidney Disease. 11

The following features of our clinical care capabilities provide significant value to providers and our beneficiaries: Providers are provided with data-driven and actionable insights for each patient For a given patient, a provider utilizing Clover Assistant may experience any of the following: • Synthesized sets of collated, actionable data. Providers often do not have access to comprehensive information about their patients' interactions, such as a recent hospital admission or specialist-prescribed medication, across the healthcare ecosystem. Clover Assistant is designed to eliminate this inefficiency by surfacing relevant and important data from sources across the healthcare ecosystem for providers to review in connection with their care of their patients. • Quality gap closure. Clover Assistant identifies opportunities for improvement in clinical quality gaps, including those prioritized by CMS' Star Ratings Program (plan performance measures that drive bonus payments for plan providers), such as prescription drug adherence, regular cancer screenings and the annual flu shot. By improving patient care management plans and addressing these quality gaps with evidence-based guidelines, we expect to reduce costs and improve care over the long term. • Disease burden identification. Clover Assistant reveals potential gaps in a provider's understanding of a patient's disease burden. By surfacing potential conditions that may be asymptomatic or otherwise unaddressed, providers can proactively treat conditions and drive better care for their patients. The combination of these features enables providers to deliver a better patient experience for our beneficiaries, as providers are able to more effectively identify clinical opportunities to treat patients using intuitive data-driven, personalized insights. Of critical importance, when providing actionable advice, Clover Assistant shares with the providers the specific reasons why a recommendation is being made so that the provider can exercise his or her own judgment in deciding whether to accept or reject a care recommendation. This may include evidence such as specific lab results, records from prior encounters, and links to other clinical resources. This closed feedback loop continuously improves our clinical recommendation engine and understanding of individual patient needs. 12

Our clinical programs run on Clover Assistant In addition to supporting providers throughout our open network, we operate clinical programs, either through our own employed clinicians or through vendors, that are designed to provide improved supportive care for the most chronically-ill, frail, and costly patients. Below is a snapshot of several clinical programs we offer: • Clover Home Care. Home-based care management for our most complex and highest acuity patients. • Supportive Care. Advanced care planning support and palliative care for patients with limited life expectancy. • Readmission Prevention Program. Care transition support for patients recently discharged from a hospital or post-acute care. • Behavioral Health Program. Comprehensive care coordination for patients with behavioral health and social services needs. Clover Assistant supports coordination of our high risk-members' care through our clinical programs, from identification of members who would benefit from such programs, through engagement to clinical care. (1) Our data shows that since 2021, MCRs for members enrolled in our In-Home Care program (highest acuity population) have decreased over a three year period. 13

Our Strategy Broadly speaking, our strategy can be summarized as follows: By utilizing Clover Assistant to raise the standard of care of providers, we are able to target a broad spectrum of markets, including traditionally underserved markets that are generally not viable for others because those markets often lack large, integrated providers, commonly relied on by MA insurers, that are willing to assume the financial responsibility for patient care. More specifically, our strategy centers on the following steps: • Step one: Select markets to deploy our innovative model. We seek opportunities to create differentiated and enhanced plans for consumers virtually anywhere in the United States, including traditionally underserved markets. • Step two: Broadly disseminate Clover Assistant. We contract with a wide array of primary care decision-makers and deploy Clover Assistant wherever possible to empower providers to deliver data-driven, personalized care. Our contracts also have a simple payment model, with one enhanced rate for primary care visits using Clover Assistant, relieving providers of significant administrative tasks. Our model expands our reach to providers beyond simply those large providers or other groups willing and able to structure complex risk-sharing arrangements. In addition, our plans with open network designs make it easier for our members to see providers outside our network, which can generate new leads for us to deploy Clover Assistant with an increasing pool of providers. • Step three: Powered by Clover Assistant's strong unit economics, deploy best-in-class plans. The use of Clover Assistant is designed to drive the economic success of our plans, which allows us to return these strong economics back to our members in the form of enhanced benefits, lower out-of-pocket costs and freedom of choice. Our affordability is underpinned by our plans' low average total out-of-pocket costs for PCP and specialist co-pays. The substantial majority of our members enjoy freedom of choice, which manifests in our expansive and open network with the same cost-sharing for members who see primary care providers in- and out-of-network. Our open network design is particularly attractive compared to our competitors' usual narrow networks. • Step four: Through our subsidiary, Counterpart Health, we aim to extend the benefits of our data-driven technology platform to a wider audience of healthcare providers outside our MA plan, and enable enhanced patient outcomes and reduced healthcare costs on a nationwide scale. ◦ Complementary offering to drive growth & profitability ◦ New SaaS & Tech-Enabled Services revenue streams with low startup costs ◦ More clinicians empowered with AI-power proven technology 14

Our Strengths We believe our mission-aligned business model, powered by Clover Assistant, enables us to deliver significant value to the entire healthcare ecosystem. Clover is the plan for consumers We believe that an approach focused on consumer healthcare choice, enhanced provider trust, and competitive pricing results in distinct value to our members and makes great healthcare available to everyone. • Provider of choice. We value the health decisions our members make and believe that consumer-driven provider choice increases trust and member satisfaction. Our differentiated, open network philosophy offers considerable consumer choice: discretion to choose any new Medicare provider willing to see them, or keep an existing provider. The substantial majority of our members are enrolled in our open network plans, meaning that our members need not worry about verifying whether their Medicare provider is in or out of our network, as they pay the same amount in either case. • Clover Assistant is the ultimate assistant. Clover Assistant, being focused on physician enablement, enhances the provider's ability to coordinate care for our beneficiaries. We believe our beneficiaries can have confidence that, when using Clover Assistant, their provider has ready access to their medical histories and personalized, data-driven clinical care recommendations. • High value plans. We strive to ensure that consumers who choose our health plans get more for less. Our plans offer competitive benefits while being highly affordable. Most of our members are enrolled in plans that offer among the lowest average out-of-pocket costs for PCP co-pays in their markets while also providing wide network access and the same in- and out-of-network costs for primary care provider visits. By seeking to lower the financial burden on our members, we reduce disincentives that inhibit our members from seeking the care they need. Clover delivers clinical and financial value for providers Clover Assistant allows providers to focus on delivering high-quality care and rewards them for doing so. • Clover Assistant empowers providers. We are focused on empowering providers who use our platform. • We pay an enhanced rate for primary care. We believe primary care providers play a critical role in helping to keep our beneficiaries healthy, and we compensate them by paying a rate that is typically higher than the Medicare fee-for-service rate for the enhanced clinical experience they provide beneficiaries through use of Clover Assistant. • We partner with providers and allow them to focus on providing quality care. We partner with all types of providers, including solo practitioners, large physician groups, hospital-employed physicians, and other providers. The combination of our growing beneficiary base and the Clover Assistant program enables a highly efficient economic model that allows providers to build successful practices serving Medicare patients. This model focuses on relieving providers of additional administrative burdens, empowering them to spend more time on care. Clover offers high-quality healthcare for our Medicare beneficiaries We believe our software-powered, primary care-centric approach addresses key systemic issues in healthcare, improving the quality of care and making care more affordable and accessible, regardless of a patient's socioeconomic status or geography. This scalable approach puts healthcare on a different trajectory, redistributing efficiencies and stretching the impact of each dollar spent on healthcare. • We mean everyone. Every individual deserves the best care, and through Clover Assistant we are democratizing the clinical data and insights providers need to deliver care. Because we drive this clinical improvement with technology, we believe we can scale in virtually any market, including traditionally underserved markets that are generally not viable for others. • We mean everywhere. As patients are increasingly looking for access to care in a variety of settings, through Clover Assistant, we are able to empower clinicians to provide care in offices and hospitals as well as non-traditional settings both via telemedicine and in the home. Our software allows us to help providers deliver care everywhere that our beneficiaries want to receive it. • Sustainable healthcare through reduced medical cost. We believe our focus on personalized evidence-based clinical recommendations leading to early disease identification, treatment, and management, and quality gap closure allow us to reduce medical costs over the long-term. Our innovative approach to preventive care empowers providers to spend more time understanding their patient and personalized, evidence-based guidelines and helps reduce the incidence of high-cost events that drive the largest share of healthcare expenditures. 15

Clover Assistant Architecture Clover Assistant is a differentiated, scalable platform that is able to combine data synthesis and insight generation to provide unique and actionable insights to providers. Clover Assistant platform synthesizes comprehensive, longitudinal sets of data, generates clinically-focused machine learning, artificial intelligence, and rules-based insights, and drives action by surfacing the most relevant, personalized information to providers designed to assist them in the early identification and management of disease. Our platform's excellence is centered on this three-pronged approach: • Synthesis. Because it is developed by a health plan, Clover Assistant is uniquely positioned in its ability to directly access broad sets of personalized, longitudinal data unlike platforms developed by pure technology providers, which operate at an arm's length to data, or platforms operated by verticalized healthcare companies, which generally can access data only in their own narrow ecosystems. Our data platform is designed to interoperate with a broad variety of other healthcare data sources, collecting and transferring data via Application Programming Interfaces ("APIs"), flat files, or even paper documents. Clover Assistant's data synthesis layer ingests and structures millions of data points per day, derived from a variety of data sets, such as claims data, medical charts, medication data, diagnostic data, and EHR-generated data, across dozens of typically siloed and inconsistently formatted data feeds. • Insight. Given the massive depth, breadth, and volume of data that we collect, it is critical to leverage technology to perform intelligent analytics. Analyzing this amount of data in real-time is very complex for any provider, but we have advanced our technology to perform these analytics in real-time. Our insight engine applies a combination of advanced machine learning and clinically-driven business rules to curate actionable insights for providers. Our data scientists work in conjunction with providers to continually enhance our insight engine. We identify and target specific clinical problems, then seek to solve these problems with expert systems, combining the latest clinical and evidence- based research with machine learning-based insights. • Action. Clover Assistant provides real time, personalized, and actionable insights to help healthcare providers to make better decisions and identify, treat, and manage diseases early. These three aspects of Clover Assistant—Synthesis, Insight, and Action—form a self-contained software improvement virtuous cycle. As providers take action based on our data insights, we receive rich feedback data in real time. We then input this data back into our data and insight layers, creating a loop of bi-directional information exchange. Across all three prongs of our platform, Clover Assistant is designed to ensure data integrity and security to protect our users' and patients' information, identities, and privacy. As such, we have invested significantly in data protection and have in place strict data protection protocols. Clover has in place policies designed to ensure compliance with guidelines promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and all data in transit and at rest are encrypted. Data transfers, including API calls to and from third parties are authenticated via password, token, or two-way multiple transport layer security. Clover discourages and minimizes local data storage as a deterrence against physical device and data loss. Clover Assistant data is stored in the cloud, with backups across Amazon Web Services and the Google Cloud Platform and secured by centralized identity access and management. Additional Products Built on Clover Assistant Platform Clover Assistant is designed to be scalable across a myriad of use cases. The platform is designed to surface the most relevant information for a specific context so that any users of the platform can make more informed decisions at the most actionable opportunity available. Use cases include: • Office/virtual visits. Clover Assistant empowers providers by recommending personalized, evidence-based medications, providing reminders of timely discussion topics and treatment, enabling requests for patient data and orders for tests or screening kits and identifies potential undiagnosed conditions based on clinical evidence. Our software makes these features available for in-person visits or through telemedicine solutions. • Office staff. Through its Care Connect feature and embedded analytics, Clover Assistant empowers office staff by identifying patients due for a visit, flagging beneficiaries recently discharged from the hospital, and noting potentially beneficial screenings and follow-ups. • In-home visits. Clover Assistant empowers physicians and other providers who operate outside of clinical settings, offices, or hospitals. It supports, for example, our in-home primary care program enabling lengthy interactions for our lives under Clover management with the most advanced illnesses or complex conditions. It also supports in-home programs targeting patients who have been recently discharged from hospitals or who do not receive regular care from a PCP. 16

Sales and Marketing We market our MA plans through a broad range of activities and through an extensive network of insurance brokers and field marketing organizations. We also enter into co-branding arrangements with providers and other provider institutions. We market or may market our plans through a number of channels including, but not limited to, direct mail, marketing materials in providers' offices, the Internet, telesales, and free marketing channels provided by the U.S. government, such as the Medicare Plan Finder. Commissions paid to employed sales representatives and independent brokers and agents are based on a per unit commission structure, regulated in structure and amount by CMS. Research and Development We focus our time, attention, and investment on continued innovation in the Clover Assistant platform. We expect to continue investing in expanding our platform and enhancing the features and functionality of Clover Assistant. We analyze the growing number of interactions our providers have with Clover Assistant to recognize their needs quickly and guide future innovation. Our research and development team is responsible for the design, development, testing, and delivery of solutions for our platform. Our Competition The physician enablement space is highly competitive, and there are many players competing within the technology space as well as within segments of Medicare such as MA and Original Medicare. We compete in certain segments within the healthcare market, including MA plans as well as other healthcare technology platforms, and intend to enter into others, including other models offered by CMS. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, new product offerings and constantly evolving beneficiary and provider preferences and user requirements. We face competition from incumbent MA sponsors, many of whom are developing their own technology or partnering with third- party technology providers to drive improvements in care. Our competitors include large, national insurers, such as UnitedHealth, Aetna, Humana, Cigna, Centene, and Elevance Health, as well as regional plans such as Blue Cross Blue Shield affiliates, Alignment Health, and Devoted Health. We also face competition from Original Medicare providers and health insurance companies. We also face competition in the physician enablement space from offerings and tools that allow providers to offer value-based care, offerings such as EHRs and other tools that promote high physician enablement, and any other product or tool designed to enable a physician to improve care. Also, as we develop other products and enter new lines of business, and other companies do the same, we may compete with providers of healthcare technology platforms, EHR providers, telehealth providers, healthcare data analytics providers, and ACOs. We believe our business model allows us to compete favorably based on the following competitive factors: the use of Clover Assistant platform to improve clinical decision-making, price, quality of service, products offering access to broad and open provider networks, breadth and flexibility of plan benefits, brand strength, beneficiary and provider satisfaction, and financial stability. Intellectual Property Our intellectual property is an important aspect of our business. To establish and protect our intellectual property and other proprietary rights, we rely and expect to continue to rely upon a combination of patent, copyright, trade secret, and trademark protection laws to protect our intellectual property rights in our internally-developed technology and information that we regard as proprietary, and maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and invention assignment agreements to control access to and use of our internally-developed technology and other information that we regard as proprietary and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties are assigned to us. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our internally-developed technology or to obtain and use information that we regard as proprietary, and may also attempt to develop similar technology independently. Furthermore, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States, and we therefore may be unable to protect our internally-developed technology in certain jurisdictions. In addition, we cannot guarantee that our confidentiality and invention assignment agreements will not be breached. See Part I, Item 1A, "Risk Factors," for a discussion of the risks related to our intellectual property. We hold a portfolio of patents and have patent applications pending from time to time. We have registered our trademarks in the United States and abroad. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. 17

Human Capital Our vision is made possible through the efforts put forth by our teams. We strive to attract and retain highly qualified talent from different skillsets, professional backgrounds and industries in support of our range of businesses from technology to healthcare. Bringing together motivated, inquisitive and mission-oriented talent has provided us with a strategic advantage and is key to our success. Clover strives to provide a collaborative and supportive work environment, competitive market compensation and benefits programs and growth opportunities that empower our employees to deliver positive outcomes for beneficiaries. At December 31, 2024, we had 570 employees with approximately 87% in the U.S. and 9% in Hong Kong with the remaining 4% dispersed in various countries. Excellence in Distributed Work We operate a distributed team model from the Board of Directors on down within our organization, and we believe that our distributed approach to teams allows us to attract the best talent for each and every role, without geographic constraints. In August 2018, we opened an office in Hong Kong, which has since grown to a team of 49 employees. Building Future Leaders We seek to empower our employees to do their best work and aim to provide a variety of in-house and external resources to help them achieve their maximum potential. Our approach to development starts during onboarding, when employees are presented with customized 30/60/90-day onboarding plans as well as automated review cycles via our performance management system to support their progress. These plans are created by employee’s hiring managers and reviewed by our Hiring Committee, with the goal of providing structure to onboarding and defining key wins and early successes as they join Clover. The onboarding plans also provide opportunities for check-ins, feedback and re-prioritization of workload. In 2024, we conducted a comprehensive talent review of our director-level and above employees to gain insights into our bench of talent in senior roles. Additionally, we initiated a leadership development skills coaching program with an external vendor tailored for mid-level managers across Clover. This program aims to enhance critical competencies essential for driving performance, making sound decisions, and fostering a collaborative culture within the organization. Throughout the year, several key leaders participated in executive coaching engagements and leadership development activities facilitated by external partners. Furthermore, we introduced a new tool designed to assist employees and managers in crafting individual development plans to support their ongoing growth beyond 2024. Employee Engagement & Feedback We believe giving, receiving and acting on feedback makes us better colleagues. Ensuring our teams have a variety of avenues to provide feedback in a safe way has been core to our ethos. Our evolving performance management process supports a culture of transparency, engagement and continuous feedback. Our annual performance management cycle includes a 360 calibration review for employees at all levels as we believe it provides the most holistic and meaningful snapshot on performance. In 2024, we deepened our investment in our performance management and survey tool by focusing on individual development plans by equipping managers and employees with better tools to support conversations related to setting meaningful career goals, encouraging every employee to establish a structured path for growth. Additionally, we matured our survey strategy to provide more actionable insights across the employee experience in areas like leadership, support, culture and overall employee experience. By refining our approach to pulse surveys, our annual engagement survey, and performance feedback, we aim to create a more responsive, data-informed environment that fosters both individual and organizational growth. Attracting & Retaining Top Talent We believe in using our total rewards program to incentivize employees to make decisions that are in the best interest of our stakeholders. It is important that our plans are aligned with the market so that we can attract, retain, and motivate our employees. Our total rewards program includes a mix of base salary, annual cash incentive opportunities, equity incentive awards, and a comprehensive benefits offering, which continues to evolve over time in support of our talent needs and business objectives. To support work-life balance for all of our employees, we provide employees with health (medical, dental, vision, and telehealth) insurance, paid time off, paid sick leave, paid parental leave, at least one paid company-wide holiday per month, paid year-end "Week of Rest", a U.S. 401(k) plan with Company match and an employee stock purchase plan. We continually monitor market trends and adjust our programs to ensure our total rewards offering remains competitive and meaningful. 18

Government Regulation We work diligently to ensure compliance with all applicable laws and regulations affecting our business. As an entity within the healthcare industry, and one operating Medicare plans, we are subject to comprehensive federal, state, and international laws and we are regulated by various regulatory agencies. Regulations and enforcement may vary significantly from jurisdiction to jurisdiction, new laws and regulations may be adopted, and the interpretation of existing laws and rules may change periodically. We are unable to predict what effect, if any, such changes may have on our results of operations, financial condition, or cash flows. See Part I, Item 1A, "Risk Factors," for a discussion of the risks related to our compliance with federal, state, and international laws and regulations. Our operations, current and past business practices, contracts and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and review by, and from time to time we receive subpoenas and other requests for information from, federal and state supervisory and enforcement agencies, attorneys general and other state, federal and international governmental authorities and legislators. For further information, see Part I, Item 1A, "Risk Factors—We are currently, and may in the future be, subject to investigations and litigation, which could be costly and time-consuming to defend. The outcomes of these matters cannot be predicted." Federal Laws and Regulations, Relevant Agency Oversight We are subject to various federal laws and regulations, and our activities are subject to regulation by several federal agencies. The most comprehensive oversight comes from CMS, which regulates our MA plans. CMS regulates the payments made to us and the submission of information relating to the health status of patients for purposes of determining the amounts of those payments. Additional CMS regulations govern benefit design, eligibility, enrollment and disenrollment processes, call center performance, plan marketing, record-keeping and record retention, quality assurance, timeliness of claims payment, network adequacy, and certain aspects of our relationships with and compensation of providers. We perform ongoing monitoring of our, and our vendors', compliance with CMS requirements. We are also subject to CMS audits related to our compliance with CMS contracts, the performance of the plan, adherence to governing rules and regulations, and the quality of care we provide to Medicare beneficiaries, among other areas. For example, CMS currently conducts Risk Adjustments Data Validation audits of a subset of MA contracts for each contract year. In addition, the Department of Health and Human Services Office of Inspector General also audits risk adjustments of companies offering MA plans, and we anticipate this remaining a focus of government inquiries and investigations in the next few years. Pursuant to CMS’s Medicare Advantage Star ratings system, CMS annually awards between 1.0 and 5.0 Stars to Medicare Advantage plans based on performance in several categories. Star ratings affect a plan's image in the market, and higher-rated plans may offer enhanced benefits and additional enrollment opportunities than other plans. The Star rating system considers a variety of measures adopted by CMS, including the quality of preventative services, chronic illness management, compliance, and overall customer satisfaction. Please see Item 7, "Management Discussion and Analysis, CMS Star Ratings" of this Report for an overview of the Company's recent Star ratings adjustments. Privacy, security, and data standards regulation There are numerous state and federal laws and regulations related to the privacy and security of health information. Laws in all 50 states require businesses to provide notices to affected individuals whose personal information has been disclosed as a result of a data breach, and certain states require notifications for data breaches involving individually identifiable health information. Many states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as maintaining reasonable security measures and providing prompt notification of the breach to affected individuals and the state's attorney general. 19

In particular, regulations promulgated pursuant to HIPAA impose a number of obligations on issuers of health insurance coverage and health benefit plan sponsors. Health insurers, HMOs, and healthcare providers that transmit health information electronically are included in HIPAA's definition of "Covered Entities." Regulations promulgated to implement HIPAA and the Health Information Technology for Economic and Clinical Health Act ("HITECH") also require that "business associates" (e.g., entities that perform functions or provide services involving the use or disclosure of protected health information to health plans and providers, such as electronic claims clearinghouses, print and fulfillment vendors and consultants acting for or on behalf of Covered Entities be contractually obligated to meet HIPAA standards. These regulations govern privacy and security of electronic health information; require federal data breach notification and reporting to the Office for Civil Rights ("OCR") of the U.S. Department of Health and Human Services ("HHS") and the Federal Trade Commission ("FTC"), affected individuals, and in some cases, to the local media. They provide for financial penalties and, in certain cases, criminal penalties for individuals, including employees, for privacy violations. In addition, OCR performs compliance audits in order to proactively enforce the HIPAA privacy and security standards and, as a result, may conduct audits of health plans, providers and other parties to enforce HIPAA compliance. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means; further, OCR may require companies to enter into resolution agreements and corrective action plans that impose ongoing compliance requirements. OCR enforcement activity against us can result in financial liability and reputational harm, and our responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. As explained above, depending on the line of business, the Company acts or intends to act as both a covered entity and a business associate. HIPAA does not preempt state laws that provide more stringent privacy protection than those provided for under HIPAA; as such, we may be subject to additional state privacy laws in the states in which we operate. Additionally, states have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as the Gramm-Leach-Bliley Act ("GLBA")) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a non-affiliated third party. The GLBA regulations apply to health, life, and disability insurance. Like HIPAA, the GLBA sets a "floor" standard, allowing states to adopt more stringent requirements governing privacy protection. Federal and state consumer protection laws are being applied increasingly by the FTC and states' attorneys general to regulate the collection, use, storage, and disclosure of personal or health information, through websites or otherwise, and to regulate the presentation of website content. Courts may also adopt the standards for fair information practices ("FIPs") promulgated by the FTC, which concern consumer notice, choice, security, and access. Consumer protection laws require us to publish statements to our lives under management that describe how we handle personal information and choices they may have about the way we handle personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities, financial penalties, and other consequences. The Cybersecurity Information Sharing Act of 2015 encourages organizations to share cyber threat indicators with the federal government and directs HHS to develop a set of voluntary cybersecurity best practices for organizations in the healthcare industry. In addition, states have begun to enact more comprehensive privacy laws and regulations addressing consumer rights relating to data use and disclosure, confidentiality, transparency, and cybersecurity. Violations by us of federal and state privacy and security laws and other contractual requirements may result in significant liability and expense, damage to our reputation and the termination of relationships with our customers. Fraud and abuse laws As an institution that contracts with the federal government, we are subject to federal laws and regulations relating to the award, administration and performance of U.S. government contracts, including laws aimed at preventing fraud, waste, and abuse. Fraud, waste, and abuse prohibitions encompass a wide range of activities, including kickbacks or other inducements for referral of patients or for the coverage of products by a plan, billing for unnecessary medical services by a healthcare provider, improper marketing and beneficiary inducements, and violations of patient privacy rights. Companies involved in federal and state healthcare programs such as Medicare are required to maintain compliance programs designed to detect and deter fraud, waste, and abuse, and they are often the subject of fraud, waste, and abuse investigations and audits. The regulations and contractual requirements applicable to us and other participants in these programs are complex and subject to change. Although our compliance programs are designed to meet all statutory and regulatory requirements, our policies and procedures are frequently under review and subject to updates, and our training and education programs continue to evolve. 20

The federal Anti-Kickback Statute and related regulations have been interpreted to prohibit the knowing and willful payment, solicitation, offering, or receipt of any form of remuneration (including kickbacks, bribes, and rebates) in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In some of our markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement. We have attempted to structure our relationships with providers and other entities to ensure compliance with the Anti-Kickback Statute and relevant safe harbors. It is, however, possible that regulatory authorities may challenge our approach to provider contracting and incentives, or other operations, and there can be no assurance that authorities will determine that our arrangements do not violate the federal Anti-Kickback Statute. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. We are subject to federal and state laws and regulations that apply to the submission of information and claims to various government agencies. For example, the False Claims Act ("FCA"), provides, in part, that the federal government may bring a lawsuit against any person or entity who the government believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. There also is FCA liability for knowingly or improperly avoiding repayment of an overpayment received from the government and/or failing to promptly report and return any such overpayment. The federal government, whistleblowers and some courts have taken the position that claims presented in violation of other statutes, for example, where a claim includes items or services resulting from a violation of the federal Anti-Kickback Statute, may be considered a violation of the FCA. Violations of the FCA are punishable by treble damages and civil monetary penalties of up to a specified dollar amount per false claim. In addition, a special provision under the FCA allows a private person (for example, a "whistleblower," such as a disgruntled current or former competitor, member, or employee) to bring an action under the FCA on behalf of the government alleging that a company has defrauded the federal government and permits the private person to share in any settlement of, or judgment entered in, the lawsuit. A number of states, including states in which we operate, have adopted their own false claims acts and whistleblower provisions that are similar to the FCA. Companies in the healthcare and related benefits industry, including ours, frequently are subject to actions brought under the FCA or similar state laws. State laws and regulation Healthcare regulation. Our plans are regulated in, and must be licensed by, the jurisdictions in which they conduct business. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power with respect to all aspects of the insurance business. The majority of states in which we operate plans require periodic financial reports to be filed with the National Association of Insurance Commissioners ("NAIC"), while New Jersey, the state of domicile of our regulated insurance entities, requires reports to be filed directly with the New Jersey Department of Banking and Insurance ("NJ DOBI"). The establishment of minimum capital or restricted cash reserve requirements is determined on a state-by-state basis. The NAIC has adopted model regulations that, where adopted by states, require expanded governance practices and risk and solvency assessment reporting. Most states have adopted these or similar measures to expand the scope of regulations relating to corporate governance and internal control activities of HMO's and insurance companies. We are required to maintain a risk management framework and file a confidential self-assessment report with state insurance regulators. We are also required to file a variety of reports stipulated by each state in which we are licensed. These reports can be financial or informational in nature. At December 31, 2024, our PPO plans were licensed in 45 states and the District of Columbia and were not licensed in Michigan, New Hampshire, New York, North Carolina, and Vermont. Our HMO is licensed in New Jersey and Texas. The most comprehensive reporting is required by the state of domicile of our regulated insurance entities which, for both the HMO and PPO, is New Jersey. Because we operate through a holding-company structure, we are regulated under state insurance holding company regulations and are dependent upon administrative expense reimbursements from our subsidiaries. Most state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material transfers of assets to affiliates, including transactions between the regulated companies and their parent holding companies or affiliates. These laws may restrict the ability of our regulated subsidiaries to pay dividends to our holding companies, and the amount of such dividends, or to obtain sufficient capital to fund our obligations. Some of our business activity is subject to other healthcare-related regulations and requirements, including PPO, MCO, utilization review, pharmacy service, or care provider-related regulations and licensure requirements. These requirements differ from state to state and may contain network, contracting, product and rate, licensing, and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, appeals, grievances and payment of claims, adequacy of healthcare professional networks, fraud prevention, protection of consumer health information, pricing and underwriting practices, and covered benefits and services. 21

Changes of control. Before a person can acquire control of a U.S. domestic insurer, prior written approval, or exemption therefrom, must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquirer must make a disclaimer of control filing with the insurance department of such state that must be accepted by such insurance department. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, including the financial strength of the proposed acquirer, the acquirer's plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control. State insurance statutes generally provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing, ten percent or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not in fact exist. The state regulators, however, may also find that control exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer. Our regulated insurance entities are domiciled in New Jersey, and therefore the insurance laws and regulations of New Jersey would be applicable to any proposed acquisition or change in control of the Company or our regulated insurance entities. Under New Jersey law, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and receives prior approval, or exemption therefrom, from NJ DOBI. These regulations pertaining to an acquisition of control of an insurance company may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of the Company or our regulated insurance entities, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire an insurance company should we wish to do so in the future. Corporate practice of medicine and fee-splitting laws. Certain of our subsidiaries function as direct medical service providers and, as such, are subject to additional laws and regulations. Some states have corporate practice of medicine laws that prohibit specific types of entities from practicing medicine or employing physicians to practice medicine. Moreover, some states prohibit certain entities from engaging in fee-splitting practices that involve sharing in the fees or revenues of a professional practice. These prohibitions may be statutory or regulatory, or may be imposed through judicial or regulatory interpretation, and are subject to change. Additionally, our healthcare providers must be licensed to practice medicine in the state in which they are located. In addition, they must be in good standing with the applicable medical board, board of nursing or other applicable entity. Furthermore, they cannot be excluded from participation in certain government programs at either the state or federal levels, such as Medicare and Medicaid. We believe that our health services operations comply with applicable state statutes regarding corporate practice of medicine, fee- splitting and similar issues. However, any enforcement actions against us by governmental officials alleging noncompliance with these statutes could subject us to penalties or restructuring or reorganization of our business. International Regulation We have direct operations in Hong Kong and Canada and certain contracted operations and software research and development in various other countries and are subject to regulation in the jurisdictions in which those operations are organized or conduct business. These regulatory regimes vary from jurisdiction to jurisdiction. In addition, our non-U.S. operations are subject to U.S. laws that regulate the conduct and activities of U.S.-based businesses operating abroad, such as export control laws and the Foreign Corrupt Practices Act (the "FCPA"). The FCPA prohibits offering, promising, providing, or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. Additional Information Our website address is www.cloverhealth.com. Our filings with the SEC are posted on our website and available free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The content contained on or accessible from our website or on any website referred to in this Form 10-K is not incorporated by reference in this Form 10-K. Further, the Company's references to website URLs are intended to be inactive textual references only. 22

Channels for Disclosure of Information Investors and others should note that we routinely announce material information to investors and the marketplace using filings with the SEC, press releases, public conference calls, presentations, webcasts and our investor relations website. We use the investor relations page of our website for purposes of compliance with Regulation FD and as a routine channel for distribution of important information, including news releases, analyst presentations, financial information and corporate governance practices. We also use certain social media channels as a means of disclosing information about the Company and our products to our customers, investors and the public, including @CloverHealth and #CloverHealth on X (formerly known as Twitter), and the LinkedIn accounts of our Chief Executive Officer, Andrew Toy and Chief Financial Officer, Peter Kuipers. The information posted on social media channels is not incorporated by reference in this report or in any other report or document we file with the SEC. While not all of the information that we post to our investor relations website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, we encourage investors, the media, and others interested in the Company to review the information that we share at the "Investors" link located on our webpage at https://investors.cloverhealth.com/investor-relations and to sign up for and regularly follow our social media accounts. Users may automatically receive email alerts and other information about the Company when enrolling an email address by visiting "Email Alerts" in the "Investor Resources" section of our website at https:// investors.cloverhealth.com/investor-relations. Item 1A. Risk Factors. In the course of conducting our business operations, we are exposed to a variety of risks, any of which have affected or could materially adversely affect our business, financial condition, and results of operations. The market price of our common stock could decline, possibly significantly and permanently, if one or more of these risks and uncertainties occurs. Any factor described in this report or in any of our other SEC filings could by itself, or together with other factors, adversely affect our financial condition and results of operations. Risks Related to Our Business and Industry We have incurred net losses in the past, and we may not be able to achieve or maintain profitability in the future. We have incurred net losses of $46.3 million, $210.1 million, and $254.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, and as of December 31, 2024 we had an accumulated deficit of approximately $2.2 billion. We may continue to incur losses in the near term as we continue to invest significant additional funds towards growing our business. In particular, we expect to continue to invest in improving Clover Assistant and our technology infrastructure, developing our clinical care programs, increasing adoption of the Clover Assistant platform, including through Counterpart Health, expanding our marketing and outreach efforts, expanding our operations geographically, and developing future offerings that improve care and supplement our revenue streams. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Even if we are successful in increasing our Total revenues from Insurance premiums earned, we may not successfully and effectively predict, price, and manage the medical costs. Furthermore, we may not be able to sustain profitability in subsequent periods. Our cash flow from operations was negative for the years ended December 31, 2023, and 2022, and we may not generate positive cash flow from operations in any given period. If we are not able to maintain profitability or achieve positive cash flow, we will require additional financing, which may not be available on favorable terms, or at all, and which could be dilutive to our stockholders. See the section entitled "— We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all." If we are unable to successfully address these risks and challenges as we encounter them, our business may be harmed, which could negatively affect the value of our common stock. Our long-term success depends on maintaining and continuing to improve Clover Assistant, and our past results may not be indicative of future performance. Since launching Clover Assistant in 2018, we have continued to develop its features and capabilities, adapt our go-to-market strategy and adjust its integration with our MA plans and third-party systems. As a result, we may not fully understand the impact of Clover Assistant on our future business and long-term prospects. Our continued long-term success depends on maintaining and continuing to improve Clover Assistant and the margins we generate from its operations over time in the markets we currently serve or potential future markets. There can be no assurance that these effects will continue to improve or persist over time in our current markets or that we can replicate these results as we expand into new markets, and the failure to do so may have a negative effect on our business and results of operations. 23

Our launch of Counterpart Assistant as a Software-as-a-Service (“SaaS”) product for external payors and providers serving the Medicare eligible population may not be successful, and, as a result, our business may be adversely affected. During the second quarter of 2024, we launched Counterpart Health, Inc. (“Counterpart Health”), a subsidiary of the Company which houses a SaaS and tech-enabled services solution to bring the power of Clover Assistant technology to external payors and providers serving the Medicare eligible population under the brand name "Counterpart Assistant," with the aim to extend the benefits of data- driven proven technology and personalized care to a wider audience, enabling enhanced patient outcomes and reduced healthcare costs across the nation. Counterpart Assistant is complementary to Clover Assistant, and, unless the context otherwise provides, references to the risks associated with Clover Assistant in this report also refer to risks associated with Counterpart Assistant, as applicable. To successfully execute on our SaaS product, we must develop sales and customer service teams, invest in marketing efforts and securely maintain, expand and upgrade our technology and infrastructure prior to determining whether our expectations will reasonably reflect customer demand for our solutions. Failure by us to anticipate the market for our SaaS product and external payors and providers’ changing needs, our inability to invest sufficiently in strategic growth areas, or our inability to otherwise successfully execute this strategy, could harm our reputation, results of operations and financial performance. Additionally, our Counterpart Assistant offering could also subject us to increased risk of liability, particularly liability arising from U.S. federal and state laws and regulations governing the security, use and disclosure of protected health information, related to the provision of this SaaS product, as well as operational, technical, legal, regulatory, or other costs. See the sections entitled “—Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential or health information or the confidential or health information of our members, providers, or other third parties, could damage our reputation and brands, and substantially harm our business and results of operations” and —"Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations. Our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and results of operations." Our future performance depends in part on increasing the lifetime value of enrollments, which are realized over several years, and utilizing our clinical care capabilities to improve the quality of care for our members. Any failure to do so could negatively affect our financial condition and results of operations, including our ability to achieve or increase profitability. The lifetime value of our enrollments could be impacted by a variety of factors, including but not limited to cost of care reductions from our clinical programs and the length of time a member remains enrolled in our plan. Thus, our future performance is heavily dependent on our ability to utilize Clover Assistant to drive down the medical care ratios for our members. By doing so, we aim to drive per member per month ("PMPM") medical expense savings and generate more accurate risk adjustment data over time. If we fail to achieve such decreases in cost of care, our business, financial condition, and results of operations will be adversely affected. See the section entitled "—If we fail to estimate, price for and manage medical expenses in an effective manner, the profitability of our business could decline, which could materially and adversely affect our results of operations, financial condition, and cash flows." Our future performance also depends on utilizing our clinical care capabilities to improve the quality of care for our members so that they remain members. If we are unable to retain our members, our ability to realize the returns on our investments in the Clover Assistant platform could be negatively affected. For example, since returning members tend to have lower MCR than do new members, rapid membership growth or other shifts in the mix of new and returning members could adversely affect our MCR in the near-term and adversely impact our profitability. Similarly, any investment we make in early identification and treatment of disease and preventative treatment to reduce healthcare costs that would be incurred in the future might not be realized if those members choose not to enroll with us in future years. Likewise, because any conditions identified and treated in a given year do not impact risk scores until the following plan year, if our members do not re-enroll in subsequent enrollment periods, we would not be compensated for the additional treatment of conditions that we otherwise would have been entitled to the following year. Accordingly, if we are unable to retain our members and realize a significant lifetime value for our enrollments in line with our projections, we may not be able to generate sufficient revenues to offset our losses and expenses, which would adversely affect our business, financial condition, and results of operations and our ability to achieve or increase profitability in the future. 24

If adoption and use of Clover Assistant is lower than we expect, our growth may slow or stall. We may experience a decline in our lives under Clover management, and our results of operations could be adversely affected. An important part of our growth strategy is to increase adoption and use of Clover Assistant, including by providers who also use EHR systems. We have directed, and intend to continue to direct, a significant portion of our financial and operating resources toward developing Clover Assistant platform and expanding its usage. On May 29, 2024, we announced that Clover Assistant would be made available to external payors and providers serving the Medicare eligible population under the brand name Counterpart Assistant, which is housed in our subsidiary Counterpart Health. There can be no assurance that adoption of Clover Assistant will continue to grow, or that rates of use will be maintained or increase. A number of factors could potentially negatively affect provider adoption and use of Clover Assistant, including, but not limited to: • difficulties convincing providers of the value, benefits, and usefulness of Clover Assistant, and continued physician participation in the Clover Assistant program, particularly in markets where we have fewer members; • our failure to integrate with EHR systems; • our failure to attract, effectively train and retain effective sales and marketing personnel; • our failure to market, sell and deploy Counterpart Assistant; • our failure to develop or expand relationships with strategic partners; • our failure to capitalize on co-branding opportunities; • delays in implementation of CMS interoperability requirements; • difficulties in scheduling meetings with providers, and providing demonstrations and trainings related to Clover Assistant; • our failure to compete effectively against alternative products or services, including overcoming perceptions that existing systems, including EHR systems, are similar and adequate, or that Clover Assistant will increase administrative burdens; • technical or other problems impacting availability or reliability of the platform, including limited broadband access in certain rural areas; • difficulties for members in accessing their providers and a corresponding decrease in the number of primary care visits; • privacy and communication, safety, security or other similar concerns; • adverse changes in our platform that are mandated by, or that we elect to make, to address legislation, regulatory authorities or litigation; • poor user experiences; and • the lack of brand recognition. In addition, if we are unable to enroll a sufficient number of patients of a particular physician or provider group in our MA plans, we may have difficulty motivating such physician or provider group to utilize Clover Assistant. Furthermore, if we are unable to address the needs of providers using Clover Assistant, if providers are dissatisfied with Clover Assistant, or if new alternative solutions effectively compete with us, providers may decline to use Clover Assistant. If Clover Assistant is not adopted as quickly as we anticipate in the markets in which we operate, we may be unable to collect and provide valuable actionable data to providers treating our members in such markets, which could prevent us from driving significant reductions in MCR for our members in such markets. Any such events could result in higher medical expenses and reduced cash flows. As a result, if we are unsuccessful in our efforts to drive adoption of Clover Assistant, our business, results of operations, and financial condition could be harmed. Our ability to attract new users and retain existing users of Clover Assistant also depends in large part on our ability to continually enhance and improve its features, integrations, and capabilities to continue to provide a useful tool for providers. Accordingly, we must continue investing resources in improving and enhancing Clover Assistant. The success of any enhancement to Clover Assistant will depend on several factors, including timely completion and delivery, adequate quality testing, integration with existing technologies, adequate training of and messaging to providers, and overall market acceptance for those or other reasons. Any new features, integrations, and capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs, or may not achieve market acceptance. 25

If we fail to estimate, price for and manage medical expenses in an effective manner, the profitability of our business could decline, which could materially and adversely affect our results of operations, financial condition, and cash flows. Through our MA plans, we assume the risk of both the cost of medical services for our members, or medical expenses, and administrative costs for our members in return for monthly premiums, which we are paid by the CMS on a per member basis. The ACA requires that we spend at least 85% of those premiums on healthcare services, covered benefits, and quality improvement efforts, and we generally use at least 85% of our premium revenues to pay for these costs, which is referred to as a "medical loss ratio," or MLR. Our MA plans are required to meet this 85% minimum medical loss ratio threshold prescribed by the ACA, and the Company's MLR calculations may be subject to review by CMS. If the government disagrees with our MLR calculation or our MLR is below the required 85% threshold, we may be required to pay a rebate to CMS, which could have a material effect on our business, results of operations and cash flows. Our ability to enhance the profitability of our business depends in significant part on our ability to predict, price, and effectively manage medical costs and MLRs, which are affected by utilization rates, the cost of service and the type of service rendered. Two key factors in our ability to manage medical expenses are the adoption of Clover Assistant by the providers who treat our members (collectively, the "Providers") and enrollment in our clinical care programs, including our in-home primary care program ("Clover Home Care"), by our most at-risk members. By driving adoption of Clover Assistant by our Providers, we seek to promote the provision of high-quality medical care driven by real-time, personalized and actionable insights to healthcare providers. If we fail to drive adoption of Clover Assistant by our Providers or fail to accurately identify members at high risk for near-term hospitalization for our complex care management program, we could fail to drive significant reductions in MCR for our members, which would have a material and adverse effect on our business, financial condition, and results of operation. Our premiums under MA plans are based on bids submitted to CMS in June the year before the contract year. Although we base our MA plan bids on our estimates of future medical costs over the fixed contract period, many factors may cause actual costs to exceed the costs estimated and reflected in premiums or bids. These factors may include medical cost inflation; increased use of services; increased cost of individual services; large-scale medical emergencies; the introduction of new or costly drugs, treatments and technology; new treatment guidelines; new mandated benefits (such as the expansion of essential benefits coverage) or other regulatory changes; and insured population characteristics. While we believe Clover Assistant may enable us to make better predictions regarding future medical costs, there can be no assurance that better predictions will be made or that we would be able to realize the benefits of those predictions. Our MA and Medicare Part D plans are also subject to risks associated with increased medical or pharmaceutical costs. Business models for market participants involved in the financing and supply of pharmaceutical products rely on certain benchmarks and practices (e.g., pricing based on Average Wholesale Price, or the use of Maximum Allowable Cost lists). It is uncertain how these business models will evolve and whether other pricing benchmarks will be introduced and widely adopted. New legislation may also lead to changes in the pricing for the Medicare Advantage program, which may materially impact our costs associated with managing loss ratios in Medicare Part D. While we believe we have adequately reviewed our assumptions and estimates regarding these complex and wide-ranging programs under Medicare Advantage and Medicare Part D, including those related to collectability of receivables and establishment of liabilities, actual results may be materially different from our assumptions and estimates and could have a material adverse effect on our business, financial condition, and results of operations. CMS' risk adjustment payment system makes our revenues and profitability difficult to predict and could result in material retroactive adjustments to our results of operations. CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish appropriate compensation for Medicare plans that enroll and treat less healthy Medicare beneficiaries. CMS' risk adjustment model bases a portion of the total CMS reimbursement payments on various clinical and demographic factors, including hospital inpatient diagnoses, diagnosis data from hospital outpatient facilities and provider visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and report the necessary diagnosis code information to CMS, which information is subject to review and audit for accuracy by CMS. Although we have an auditing and monitoring process in place to collect and provide accurate risk adjustment data to CMS for these purposes, that program may not be sufficient to ensure accuracy, and additional investment and testing will be required to enhance and expand it. Therefore, there is a possibility that our risk adjustment data collection efforts and data submitted to CMS might have been or will be inadequate. If the risk adjustment data incorrectly overstates the health risk of our members, we might be required to return to CMS overpayments and/or be subject to penalties or sanctions; conversely, if the data incorrectly understates the health risk of our members, we might be underpaid for the care that we must provide to our members. Either of those situations could harm our reputation and have a negative impact on our results of operations and financial condition. CMS may change the way that it measures risk or adjust risk scores, and the potential impact on any such changes on our business is difficult to predict. 26

CMS makes premium payments to MA plans based on approved bids, which are risk-adjusted to account for members' known demographic and health status information. As prescribed by CMS, the premium is retroactively adjusted on two separate occasions to account for shifts in the diagnosis collection periods. We calculate estimates for these retroactive payment adjustments on a monthly basis. In addition, from time to time, CMS makes changes to the way it calculates risk adjustment payments, by phasing in new Risk Adjustment Models. An Updated Risk Adjustment Model may impact our revenues, and any reduction in risk adjustments for our members could have a material adverse effect on our results of operations, financial condition, and cash flows. We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all. Historically, we have financed our operations and capital expenditures principally from the sale of our equity securities, MA premiums earned, and the incurrence of indebtedness. In the future, we may be required to raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the credit markets and capital markets, and other volatility or disruptions impacting financial markets, and other factors. There can be no assurance that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected. If we are unable to succeed in maintaining or expanding the number of members under our MA plans, our business, financial condition, and results of operations could be harmed. We derive substantially all of our Total revenues from premiums earned, which is primarily driven by the number of members under our MA plans. Additionally, the number of lives under Clover management is critical to our success, and we are continually executing several growth initiatives, strategies, and operating plans designed to maintain or increase the number of Lives under Clover Management. We may not be able to successfully execute on these initiatives, strategies, and operating plans even if we are able to successfully execute on these initiatives, we may not fully realize the expected potential benefits, including achieving cost savings, better plan economics and more affordable healthcare. In addition, even if we are successful in maintaining or achieving growth, as applicable, doing so may be more costly than we anticipate, and if we are not able to manage our costs our results could be materially adversely affected. See the section entitled "—If we fail to estimate, price for and manage medical expenses in an effective manner, the profitability of our business could decline, which could materially and adversely affect our results of operations, financial condition, and cash flows." While we intend to continue to maintain or grow our membership by increasing our share in existing service areas and entering into new service areas, we may not be able to successfully maintain our current growth or achieve future growth for a number of reasons. Our ability to attract and retain members may be impacted by several factors, including, without limitation: • lack of brand recognition for our MA plans; • difficulties developing strategic co-marketing relationships; • general lack of shopping for plans by MA eligible beneficiaries; • shifting consumer preferences, including a preference by members to enroll with an MA plan sponsored by the insurer of the commercial plan in which they enrolled before they became eligible for Medicare, and a preference by members to enroll in various special needs plans, which we do not offer; • a failure to effectively compete and offer low cost and high value plans; • difficulties establishing an attractive network in new markets; • regulatory changes affecting the overall pool of MA eligible beneficiaries; and • difficulties growing our provider networks and contracting with providers and medical facilities on competitive terms. In addition, in some instances, Original Medicare or other insurers' MA plans may be more attractive to a consumer than our MA plans. For example, though a substantial majority of our members are on open-network plans that enable them to visit any doctor participating in Medicare who will see them, our HMO plans have restrictions on the network of doctors that HMO members can see. Other providers participating in Medicare may choose to see no members or only members participating in specific plans. It is also possible that Original Medicare or other insurers' MA plans may offer better provider networks in particular markets or better benefits, in which case those plans may be more attractive to a consumer than our MA plans. When the time to choose an MA plan comes, Medicare-eligible consumers may also choose to stay with the same insurer that was offered by their employer instead of transitioning to our insurance plan. In those instances, consumers may opt not to purchase an MA plan from us. 27

The maintenance and growth of our current member levels is highly dependent upon our success in attracting new members during the Medicare annual enrollment period and open enrollment period. If our ability or the ability of our partners to market and sell our MA plans is constrained during an enrollment period for any reason, such as technology failures, reduced allocation of resources, any inability on the part of our partners to timely employ, license, train, certify and retain employees and contractors and their agents to sell plans, interruptions in the operation of our website or systems, disruptions caused by other external factors, or issues with government-run health insurance exchanges, we could acquire fewer new members than expected or suffer a reduction in the number of our existing members. Our business, results of operations, and financial condition could be harmed by any of these factors. As a result, there can be no assurance that we will be able to increase our number of lives under Clover management or provide assurance regarding the extent to which we will be able to achieve beneficiary growth. Our members remain concentrated in certain geographic areas and populations, which exposes us to unfavorable changes in local benefit costs, reimbursement rates, competition, and economic conditions. Our members remain concentrated in certain geographic areas in the United States and in certain populations. Many are low-income, and a significant number are people of color. At December 31, 2024, approximately 91% of our members, most of whom were in two metropolitan areas, were residents of New Jersey. Unfavorable changes in healthcare or other benefit costs or reimbursement rates or increased competition in these states or any other geographic area where our members become concentrated in the future could therefore have a disproportionately adverse effect on our results of operations. Our results of operations may be adversely affected if we are unable to grow our provider networks or contract with providers, medical facilities, and other entities on competitive terms. Our success requires that we successfully maintain and grow our provider networks and contract with providers and medical facilities in new markets in order to meet CMS requirements relating to network adequacy. In addition, in order to retain our members and attract additional members, our provider networks, including those providers participating in Medicare and willing to see our members but who we have not contracted with, must be not only adequate, but attractive, providing Medicare-eligible members access to the providers and facilities that they want. We also provide prescription drug benefits and contract with pharmacy benefit management service suppliers to manage pharmacy benefits for our members. There can be no assurance that we will be able to contract with new providers, facilities and other entities in our current markets or new markets in which we enter or renew any contracts we maintain with existing providers or facilities on favorable terms, if at all. If we are unable to enter into new contracts or maintain contracts with providers or facilities in certain markets, we may be unable to meet network adequacy requirements which would prevent us from serving such markets. That could have a material adverse effect on our business, financial condition, and results of operations. In addition, certain markets in the United States are dominated by a few providers or facilities, have a limited number of providers in a particular specialty or have a limited number of facilities, which may make it particularly difficult for us to enter into such markets and compete effectively. This may be especially true if those providers, specialists, or facilities are unwilling to contract with us, demand higher payments or take other actions that could result in higher medical care costs for us, less desirable plans and products for members and providers, a decline in our growth rate, or difficulty in meeting regulatory or accreditation requirements. Our ability to develop and maintain satisfactory relationships with providers and facilities may also be negatively impacted by factors not associated with us, such as changes in Medicare programs and other pressures on healthcare providers, including consolidation activity among hospitals, physician groups, and other healthcare providers. Such organizations or provider groups may compete directly with us, which could adversely affect our growth. The failure to maintain or to secure new cost-effective provider contracts may make it more difficult to increase adoption of Clover Assistant by providers as well as lead to higher costs, healthcare provider network disruptions and less attractive options for our members. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations. We may be unable to effectively manage our growth, which could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to manage our growth effectively, through, for example, an unexpected increase in members, a rapid expansion in geographies served, or a sudden growth in hiring, we may incur unexpected expenses, which could materially adversely affect our business, financial condition, and results of operations. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our information technology ("IT"), security infrastructure, and financial and accounting systems and controls, which will place additional demands on our resources and operations. We must also attract, train and retain, or contract with third parties to provide a significant number of qualified software engineers, IT engineers, data scientists, medical personnel, insurance operations personnel, sales and marketing personnel, management personnel and professional services personnel. The availability of such personnel, in particular software engineers, may be constrained. This will require us to invest in and commit significant financial, operational, and management resources to grow and change in these areas which may disrupt our operations and performance and adversely affect our business, financial condition, and results of operations. 28

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed. The markets for MA plans and related products are highly competitive. We compete in certain segments within the healthcare market, including MA plans as well as other healthcare technology platforms and the FFS market. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, new product offerings and constantly evolving beneficiary and provider preferences and user requirements. We currently face competition from a range of companies, including other incumbent MA providers and health insurance companies, many of whom are developing their own technology or partnering with third-party technology providers to drive improvements in care. Our competitors generally include large, national insurers, such as United Health, Aetna, Humana, Cigna, Centene, and Elevance Health that provide MA plans, as well as regional-based companies or health plans that provide MA plans, including Blue Cross Blue Shield affiliates, Alignment Health, Devoted Health, Oscar Health, hospital systems and provider-based organizations. Competition from these and other new entrants may intensify as the FFS market develops and business models evolve to address it. In addition, as we enter into new markets, we may compete with regional start-up companies that offer MA plans. Also, as we develop other products and enter new lines of business, and other companies do the same, we may compete with providers of healthcare technology platforms, EHR providers, telehealth providers, healthcare data analytics providers and accountable care organizations. Furthermore, accountable care organizations and practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, and other organizational structures that physicians, hospitals, and other healthcare providers choose, may change the way in which providers interact with us and may change the competitive landscape. If we are unable to continue to grow and enhance our product and service offerings to our provider users and members, develop and deliver innovative and potentially disruptive products and services to satisfy evolving market demands, or develop and recruit qualified physicians and other provider specialists, we may not remain competitive, and we risk inability to maintain or increase our lives under Clover management, lack of adoption of our products and services by members and provider users, and loss of current market share to existing competitors and disruptive new market entrants. Any one of these competitive pressures in our market, or our failure to compete effectively, may result in fewer plans being offered; a reduction in plan benefits; reduced services; a loss of existing members or inability to grow our number of members; fewer provider users; reduced revenues; lower gross margins; and loss of market share. Any failure to meet and address these competitive factors would harm our business, results of operations, and financial condition. We compete with larger companies that may have stronger brands, and consolidation among competitors would increase competition. Some of our competitors have greater name recognition, longer operating histories, stronger and more extensive provider networks and other partner relationships, significantly greater financial, technical, marketing, and other resources, lower labor and development costs, greater access to healthcare data and larger beneficiary bases than we do. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing or payment policies that could allow them to build larger beneficiary bases or provider networks than we have. Our competitors may also provide more desirable products or services or take better care of their beneficiaries. Further, the healthcare industry in the United States has experienced a substantial amount of consolidation in recent years, resulting in a decrease in the number of insurance carriers, providers, and payors. If we are unable to contract with a provider in a market that has experienced significant consolidation, we may face challenges to establishing or maintaining network adequacy and attractiveness in those markets. Additionally, new competitors may arise as consolidation may create providers that, in and of themselves, meet network adequacy requirements for a market and, as a result, start their own MA plans in that market. In addition, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements and may have the ability to initiate or withstand substantial price competition. Our future growth and success depend on our ability to successfully compete with other companies providing similar services and technological offerings. New competitors or alliances may emerge that have greater market share, a larger member base, a stronger and larger provider network, more widely adopted proprietary technologies, greater ability to care for their beneficiaries, greater marketing expertise, or greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Considering these factors, even if our MA plans and technology platform are more effective than those of our competitors, current or potential members may purchase competitive plans in lieu of purchasing our health plans, or providers may adopt competing technology platforms in lieu of Clover Assistant. Any such events could adversely affect our business, financial condition, and results of operations. 29

Our failure to estimate incurred but not reported claims accurately would affect our results of operations. Due to the time lag between when medical services are actually rendered by our providers and when we receive, process and pay a claim for those medical services, our medical care costs include estimates of our incurred but not reported ("IBNR") claims. We estimate our medical expense liabilities using actuarial methods based on historical data adjusted for claims receipt and payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, changes in members, provider billing practices, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, the incidence of high dollar or catastrophic claims and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and we make adjustments, as necessary, to medical expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of medical expense that we incur may be materially more or less than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations would be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results. Estimating and accounting for Medicare Part D costs involves certain regulatory calculations that carry inherent risks. Should these estimates and assumptions deviate from actual outcomes, it could negatively impact our operational results. With respect to our CMS contracts that cover members' prescription drugs under Medicare Part D, these contracts contain provisions for risk sharing and certain payments for prescription drug costs for which we are not at risk. These provisions affect our ultimate payments from CMS. The premiums from CMS are subject to certain payment adjustments determined by comparing costs targeted in our annual bids to actual prescription drug costs, reflected by the actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or CMS requiring us to refund to CMS a portion of the premiums we received (known as a "risk corridor"). We estimate and recognize an adjustment to premium revenue related to this risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions is subject to uncertainty, as it requires us to consider factors for which we lack complete data at the time of estimation. Reinsurance and low-income cost subsidies represent payments from CMS in connection with the Medicare Part D program for which we assume no risk. Reinsurance subsidies represent payments for CMS' portion of claims costs that exceed the member's out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent payments from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Monthly prospective payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with our annual bid. A reconciliation and settlement of CMS' prospective subsidies against actual prescription drug costs we paid is made after the end of the applicable year. Settlement of the reinsurance and low-income cost subsidies as well as the risk corridor payment is based on a reconciliation made approximately nine months after the close of each calendar year. This reconciliation process requires us to submit claims data necessary for CMS to administer the program. Our claims data may not pass CMS' claims edit processes due to various reasons, including discrepancies in eligibility or classification of low-income members. To the extent our data does not pass CMS' claim edit processes, we may bear the risk for all or a portion of the claim that otherwise may have been subject to the risk corridor provision or forgo payments we would have otherwise received as a low-income subsidy or reinsurance claim. In addition, if the settlement represents an amount CMS owes us, there is a negative impact on our cash flows and financial condition as a result of financing CMS' share of the risk. The opposite is true in the event the settlement represents an amount we owe CMS. If our estimates or assumptions related to our financial accounting for these benefits prove incorrect or insufficient, our results of operations could be adversely affected. If we are unable to expand our sales and marketing infrastructure or if we fail to overcome challenges relating to marketing of our business, we may fail to enroll sufficient members to meet our forecasts. We are and will continue to be highly dependent on the ability of our sales force to adequately promote and market our MA plans to enroll new members and retain our existing members. If our sales and marketing representatives fail to achieve their objectives, our lives under Clover management could decrease or may not increase at levels that are in line with our expectations. This could adversely impact our financial condition and results of operations. 30

If we are not successful at converting the opportunities presented by new distribution channels and access to local markets, we may not be able to grow our number of members or our plans as quickly as we need to, or at all. For example, if insurance brokers and field marketing organizations choose not to market and sell our plans, our business and results of operations would be adversely affected. In addition to the financial impact of having fewer members than we anticipated, if we do not grow our lives under Clover management, we could find it difficult to retain or increase our contracted providers at favorable rates, which could jeopardize both our ability to provide plans in our current markets or expand into new markets and also our ability to do so in a cost-efficient manner. Additionally, we could be limited in the amount of data that we are able to acquire to further iterate on and refine Clover Assistant. This, in turn, could compromise our ability to deliver on our goals of using Clover Assistant to decrease costs and improve care. As we increase our sales and marketing efforts, we will need to further expand the reach of our sales and marketing networks. Our future success will depend in significant part on our ability to continue to hire, train, retain, and motivate skilled sales and marketing representatives with significant industry-specific knowledge in various areas, as well as the competitive landscape for our solutions. Recently hired sales and marketing representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales and marketing personnel will continue to place significant burdens on our management team. Moreover, we rely significantly on outside vendors with respect to our sales and marketing efforts. Any disruption on the business operations of these vendors, or our ability to effectively oversee and work with them, may negatively affect our ability to effectively market our MA plans. In addition to the challenges to expand our sales and marketing efforts, we face significant challenges generally in our marketing efforts. We may market our MA plans through a number of channels including, but not limited to, direct mail, marketing materials in providers' offices, and telesales. Any disruption to any of these methods of communication may compromise our ability to effectively market our MA plans. Further, due to regulations governing when and how we are allowed to market our plans, we have a limited time frame annually to plan and execute on our marketing plans. If we encounter issues with execution during this time frame, we have an even more limited window to address those issues before we are forced to wait for the next annual marketing window. Failure to execute on our marketing plans in the limited window allowed by Medicare regulations could negatively affect our annual member enrollment, and our business, financial condition, and results of operations could be adversely affected. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our existing or planned solutions, which could result in reduced member enrollment and the failure of our enrollment rate to increase in line with our expectations. If we fail to develop widespread brand recognition or are unable to maintain or enhance our reputation, our business, financial condition, and results of operations will be harmed. We believe that developing widespread brand recognition and maintaining and enhancing our reputation is critical to our relationships with existing providers and members, and to our ability to attract new providers and members to our platform and offerings. The promotion of our brands, including in our relatively new brand of Counterpart Assistant, may require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenues may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our providers or members, could harm our reputation and brands and make it substantially more difficult for us to attract new providers or members. If we do not successfully develop widespread brand recognition and maintain and enhance our reputation, our business may not grow and we could lose our relationships with providers or members, which would harm our business, financial condition, and results of operations. 31

If we do not continue to innovate and provide services that are useful to our members and providers, we may not remain competitive, and our business, financial condition, and results of operations could suffer. The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving toward a more value- based care model. Our success depends on our ability to keep pace with technological developments, satisfy increasingly sophisticated member and provider user requirements, and sustain and grow market acceptance. Our future financial performance will depend in part on our growth in this market and on our ability to adapt to emerging market demands, including adapting to the ways our members access and use our MA plans and clinical care programs, and the ways our providers use Clover Assistant. Our competitors may develop products and services that may appeal more to our members and/or providers. As a result, we must continue to invest significant resources in research and development in order to enhance our existing platform and introduce new high-quality products and features that our members and providers will want, while offering our MA plans at competitive prices. In particular, achieving and maintaining broad market acceptance of our MA plans and our products, including Clover Assistant, could be negatively affected by many factors, including: • changes in member and provider needs and preferences; • lack of evidence supporting the ease-of-use, cost savings or other perceived benefits of our MA plans; • lack of evidence supporting the ease-of-use, costs savings or other perceived benefits of our Clover Assistant platform over competitive products and technology platforms; and • perceived risks associated with the use of our Clover Assistant platform, similar products or technologies generally. In addition, our Clover Assistant platform may be perceived by our providers, potential and current, to be more complicated or less effective than traditional approaches, and they may be unwilling to change their current workflows or healthcare practices. Healthcare providers are often slow to change their medical treatment practices for a variety of reasons, including perceived liability risks arising from the use of new products and services. Accordingly, healthcare providers may not utilize Clover Assistant until there is enough evidence to convince them to alter their current approach or until the number of Clover members that they see expands to a point where they feel it is necessary to do so. Any of these factors could adversely affect the demand for and market utilization of our solutions and our growth, which would have a material adverse effect on our business, financial condition, and results of operations. If we fail to offer high-quality customer support, our business, results of operations and reputation could suffer. Our business is dependent upon providing high-quality customer support and service to both our members and providers. In particular, our ability to attract and retain membership is dependent upon providing cost effective, quality customer service operations such as call center operations and claim processing, that meet or exceed our members' expectations. We depend on third parties for certain of our customer service operations. If we or our vendors fail to provide service that meets our members' expectations, we may have difficulty retaining our lives under Clover management, which could adversely affect our business, financial condition, and results of operations. While we have designed Clover Assistant to be easy to adopt and use, once providers begin using it, they rely on our support services to resolve any platform issues. High-quality user education and customer experience have been key to the adoption of Clover Assistant. We expect the importance of high-quality customer experience to increase as we expand our business and pursue new provider users. Any failure to maintain high-quality customer experience, or a market perception that we do not maintain high-quality customer experience, could harm our reputation and our ability to grow the number of users of our platform. This could in turn harm our business, results of operations, and financial condition. Additionally, as the number of providers using Clover Assistant grows, we will need to hire additional support personnel to provide efficient product support at scale. If we are unable to provide such support, our business, results of operations, financial condition, and reputation could be harmed. Real or perceived errors, failures, vulnerabilities, or bugs in Clover Assistant would harm our business, results of operations, and financial condition. The software technology underlying and integrating with Clover Assistant is inherently complex and may contain material defects or errors. Errors, failures, vulnerabilities, or bugs have in the past, and may in the future, occur in Clover Assistant, especially when updates are deployed or new features, integrations, or capabilities are rolled out. For example, if the clinical features or suggestions provided through Clover Assistant were to fail, our systems could experience data loss and/or providers may become frustrated with Clover Assistant, which in turn may affect retention and adoption of Clover Assistant by providers. Additionally, if a bug were discovered in Clover Assistant that made Clover Assistant vulnerable to malicious attacks or exposed our member data to third parties, providers may cease to trust and use the platform. Among other things, this would affect our ability to collect data. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released. 32

Furthermore, we will need to ensure that our platform can scale to meet the evolving needs of users, particularly as we expand our business and provider user base. Real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in an interruption in the availability of our platform, negative publicity, unfavorable user experience, loss or leaking of personal data and data of organizations, loss of or delay in market acceptance of our platform, loss of competitive position, regulatory fines, or claims by organizations for losses sustained by them, all of which would harm our business, results of operations, and financial condition. If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed. We may experience system slowdowns and interruptions from time to time. In addition, continued growth in our beneficiary and provider base could place additional demands on our Clover Assistant platform and our technical operations infrastructure and could cause or exacerbate slowdowns or interrupt the availability of our platform and operations. If there is a substantial increase in the volume of usage on our platform or internal tools we use to operate our business, we will be required to further expand and upgrade our technology and infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our platform and internal tools or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In such cases, if our users are not able to access our platform or encounter slowdowns when doing so, we may lose users. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our platform. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incidents, and although we maintain insurance covering certain business interruptions, such coverage may not be sufficient to compensate us for the losses that could occur. Issues in the development and use of artificial intelligence ("AI"), combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. We use machine learning and artificial intelligence technologies as part of our Clover Assistant platform, and we are making investments in expanding our artificial intelligence capabilities in our products, services, and tools, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape under existing and proposed federal, state and international regulations. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, legal liability, or other complications that could adversely affect our business, reputation, or financial results. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of member data with AI technologies, which may be costly and could impact our expenses if we use generative AI in our product offerings. AI technologies incorporated into our product offerings may use algorithms, datasets, or training methodologies that may be flawed or contain deficiencies that may be difficult to detect during testing. We have developed and implemented policies and procedures intended to promote and sustain responsible design, development, and use of AI, consistent with industry best practices. Failure to properly address any inadequacy or failure in compliance with our AI policies and procedures or] legal or ethical and social issues in the development and use of our AI technologies could slow adoption of AI in our product offerings or could cause our AI technologies to not operate as intended. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate, flawed or biased. The Clover Assistant platform may rely on or use such content to our detriment, or it may lead to discriminatory or other adverse outcomes, which may expose us to brand or reputational harm, competitive harm, regulatory investigations, and/or legal liability. The use of AI technologies presents emerging ethical, legal and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, regulatory investigations, and/or legal liability. 33

Our business, results of operations, and financial condition may fluctuate on a quarterly and annual basis and could fall below the expectations of investors and securities analysts due to a number of factors, some of which are beyond our control, resulting either in volatility or a decline in the price of the shares of our Class A common stock. Our results of operations have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance or the expectations of investors and securities analysts because of a variety of factors, many of which are outside of our control. As a result, we may not be able to accurately predict our operating results and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include: • the timing of the enrollment periods and related sales and marketing expenses; • the timing of risk adjustments; • the addition or loss of large hospital and healthcare systems in our provider network, including due to acquisitions or consolidations of such systems; • the timing of recognition of revenues, including possible delays in the recognition of revenues; • the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure; • our ability to effectively manage the size and composition of our clinical programs relative to the level of demand for services from our members; • the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, hospital and healthcare systems, or strategic partners; • the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; • the timing and/or delays in rolling out technology or platform updates; • technical difficulties or interruptions in Clover Assistant; • our ability to increase provider adoption of Clover Assistant; • our ability to market, sell and deploy Counterpart Assistant through our subsidiary Counterpart Health; • breaches of information security or privacy, and any associated fines or penalties or damage to our reputation; • our ability to hire and retain qualified personnel; • changes in the structure of healthcare provider and payment systems; • the incoming presidential administration, and changes in the legislative or regulatory environment, including with respect to healthcare, telehealth, privacy, or data protection, artificial intelligence, or enforcement by government regulators, including fines, orders, sanctions, or consent decrees; • the cost and potential outcomes of ongoing or future regulatory audits, investigations, or litigation; • changes in our and our competitors' pricing policies; and • changes in business or macroeconomic conditions. The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful and should not be relied upon as an indication of our future performance. 34

Market, regulatory and political conditions, including global economic conditions, rates of inflation and political developments in the United States and abroad, may have adverse consequences on our business, financial condition and share price. Our business may be affected by conditions and trends in the financial markets and general economic and political conditions, including the new presidential administration and Congress. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, higher cost of human capital, geopolitical uncertainty and instability, including heightened rates of inflation, higher interest rates, changes in tax and trade policies and uncertainty about economic stability. There is also uncertainty surrounding potential changes to the healthcare regulatory environment in the United States, and it is not possible to predict how these changes may be implemented, and the ultimate effects of such changes on our business. In addition, the U.S. federal government and other governments may reduce funding for health care or other programs or make changes that adversely affect the number of persons eligible for certain programs, the services provided to enrollees in such programs and premiums we can charge. The levels of U.S. federal government spending are difficult to predict and are subject to significant risk. Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the spending priorities of the new presidential administration and Congress, and what challenges budget reductions, if any, will present for our business and our industry generally. For example, on January 20, 2025, President Trump established by executive order the U.S. DOGE Service Temporary Organization ("DOGE") to reform federal government processes and reduce expenditures, and on February 5, 2025, CMS announced that it is collaborating with DOGE to determine where there may be opportunities for more effective and efficient use of resources. Pressures on and uncertainty surrounding the U.S. federal government’s budget, and potential changes in budgetary priorities and healthcare spending levels, could adversely affect the funding for Medicare and other healthcare programs upon which our business depends. Any of these factors could have a material adverse effect on our businesses, results of operations, and cash flows. In addition, the failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of federal debt, may negatively impact the economic environment, curtail spending on health and health care related matters and adversely impact our results of operations. Any such volatility or disruption, or a general sustained economic downturn or other developments, may have adverse consequences on us or on our third party relationships (including relationships with vendors and health care providers). Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate; even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all. Our market opportunity estimates and growth forecasts are subject to significant uncertainty and they are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow for a variety of reasons outside our control, including competition in our industry. The principal assumptions relating to our market opportunity include the growth of the Medicare eligible population as well as the growth and stability of risk-adjusted payments paid by CMS, among other things. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our members and providers and potential members and providers than competing MA plans. If these assumptions prove inaccurate, our business, financial condition, and results of operations could be adversely affected. We may become subject to medical liability claims, which could cause us to incur significant expenses, may require us to pay significant damages if not covered by insurance, and could adversely affect our business, financial condition, and results of operations. We and our affiliated professional entities may be subject to professional liability claims and, if these claims are successful, substantial damage awards. With respect to Clover Home Care, the direct provision of healthcare services by certain of our subsidiaries involves risks arising from medical malpractice claims relating to the delivery of healthcare and related services. Although we maintain insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, we cannot predict the outcomes of medical malpractice cases, or the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain members. Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our providers from our operations, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, any claims may adversely affect our reputation. Additionally, multiple claims against us could render it difficult or costly to obtain insurance for our affiliated professional entities, which could negatively impact our ability to staff our clinical programs and other operations. 35

Our international operations pose certain risks to our business that may be different from risks associated with our domestic operations. We have direct operations in Hong Kong and Canada, as well as contracted operations in various other countries. We may in the future expand our operations to other countries. Substantially all of our software research and development is performed internationally, by internal resources and a variety of offshore vendors in locations such as Hong Kong and elsewhere. While these arrangements may lower operating costs, they also subject us to the uncertain political climates, including political unrest and uncertainty in Hong Kong, such as Hong Kong national security law and other developments, and potential disruptions in international trade, including export control laws (such as deemed export restrictions applicable to software) and any amendments to those laws, as well as potentially increased data security and privacy risks and local economic and labor conditions. If we are unable to leverage our full software development team, this may result in decreased ability to innovate and maintain Clover Assistant and carry out health plan data operations, which may in turn lead to adverse effects on our business, financial conditions and results of operations. Our oversight aimed at ensuring adherence to applicable quality and compliance standards may be more difficult with vendor companies located outside of the United States and may both make it more difficult for us to achieve our operational objectives and expose us to additional liability. Countries outside of the United States may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The occurrence of natural disasters, pandemics, or political or economic instability in these countries or regions could interfere with work performed by these labor sources or could result in our having to replace or reduce these labor sources. Our vendors in other countries could potentially shut down suddenly for any reason, including financial problems or personnel issues. Such disruptions could decrease efficiency, increase our costs, and have an adverse effect on our business and results of operations. The practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States. Governmental authorities, including CMS, could seek to impose financial costs or restrictions on foreign companies providing services to customers or companies in the United States. Governmental authorities may attempt to prohibit or otherwise discourage us from sourcing services from offshore labor. In addition, insurance carriers may require us to use labor based in the United States for regulatory or other reasons. To the extent that we are required to use labor based in the United States, we may face increased costs as a result of higher-priced United States-based labor. Compliance with applicable U.S. and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls, data privacy and data localization and data transfer restriction requirements, labor laws, and anti- competition regulations, increases the costs of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by our employees, contractors, or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially adversely affect our brands, growth efforts, and business. Furthermore, fluctuations or weakness of the U.S. dollar in relation to the currencies used in these foreign countries may also reduce the savings achievable through our strategy of contracting out certain services and could have an adverse effect on our business, financial condition, and results of operations. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business. 36

We conduct business in various jurisdictions and we are subject to significant expenses and risks related to compliance with state licensure requirements, which could impact our business and results of operations. State regulators require us to maintain a valid license in each state in which we transact health insurance business, maintain minimum amounts of capital and surplus. They further require that we adhere to sales, documentation and administration practices specific to that state. We must maintain our health insurance licenses to continue marketing our plans and might have to secure additional licenses if we expand in markets where we do not yet have licenses. In addition, each employee who participates in the sale of health insurance on our behalf must maintain a valid license in one or more states. If we are to do business in a number of jurisdictions or expand our plan offerings, compliance with health insurance-related laws, rules, and regulations may be difficult and may impose significant costs on our business. Each jurisdiction's insurance department typically has the power to, among other things: • grant and revoke licenses to transact insurance business; • monitor compliance with minimum capital and surplus requirements; • conduct inquiries into the insurance-related activities and conduct of agents and agencies; • require and regulate disclosure in connection with the sale and solicitation of health insurance; • authorize how, by which personnel and under what circumstances insurance premiums can be quoted and published and insurance policies can be sold; • approve which entities can be paid commissions from carriers and the circumstances under which they may be paid; • regulate the content of insurance-related advertisements, including web pages, and other marketing practices; • approve policy forms, require specific benefits and benefit levels, and regulate premium rates; • impose fines and other penalties; and • impose continuing education requirements. In addition, we must ensure that our agents have received all licenses, appointments, and certifications required by state authorities in order to transact business. New state insurance laws, regulations, and guidelines also may not be compatible with the sale of health insurance over the Internet or with various aspects of our platform or manner of marketing or selling health insurance plans. The applicability of state insurance laws to new healthcare payment models can be especially unclear and subject to differing interpretations. Failure to comply with insurance laws, regulations, and guidelines or other laws and regulations applicable to our business could result in significant liability, additional department of insurance licensing requirements, required modification of our advertising and business practices, the revocation of our licenses in a particular jurisdiction, termination of our relationship with carriers, loss of commissions and/or our inability to sell health insurance plans. These events could significantly increase our operating expenses, result in the loss of carrier relationships and our commission revenue, and otherwise harm our business, results of operations and financial condition. Moreover, an adverse regulatory action in one jurisdiction could result in penalties and adversely affect our license status, business, or reputation in other jurisdictions due to the requirement that adverse regulatory actions in one jurisdiction be reported to other jurisdictions. Even if the allegations in any regulatory or other action against us are proven false, any surrounding negative publicity could harm consumer, marketing partner or carrier confidence in us, which could significantly damage our brands. In addition to licensing requirements related to insurance laws, professional employees of our subsidiaries that provide in-home care must maintain a valid license in the state in which they practice. If our professional employees fail to maintain their required licenses or comply with state licensing laws related to the practice of medicine or provision of other healthcare services, it could disrupt the provision of in-home care services and/or result in negative publicity and loss of confidence in our services which could damage our brands, and our business, results of operations, and financial condition could be negatively impacted. 37

We rely on third-party providers for computing infrastructure, network connectivity, and other technology-related services needed to deliver our technology platform and products. Any disruption in the services provided by such third-party providers could adversely affect our business and subject us to liability. We rely on cloud service providers, such as Amazon Web Services and Google Cloud, to provide the cloud computing infrastructure that we use to host our platform, products, and many of the internal tools we use to operate our business. While we control and have access to our servers, we do not control the operation of the facilities where the servers are located. While we have a long-term commitment with these cloud service providers, and our platform, products, and internal tools use computing, storage capabilities, bandwidth, and other services provided by these cloud services providers, the services providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all, upon the expiration of such commitment. Any significant disruption of, limitation of our access to, or other interference with, our use of these cloud service providers could negatively impact our operations and could materially harm our business. In addition, any transition of the cloud services currently provided by these cloud service providers to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform and products for our members and provider users, and we may lose members and provider users if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by cloud service providers could affect the availability or speed of our platform, which may also impact the usage of, and our provider users' satisfaction with, our platform and could materially harm our business and reputation. If cloud service providers increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, or if we are unable to renew any agreement on commercially reasonable terms, we may be required to transfer our servers and other infrastructure to a different service provider, and our business, results of operations, and financial condition could be harmed. This may result in significant additional costs and possible services interruptions. Additionally, if our cloud service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could cause the service levels provided by our cloud service providers to fail or experience delays. Any changes or disruptions in our cloud service providers' service levels could adversely affect our reputation or result in lengthy interruptions in our services and negatively affect our business. Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential or health information or the confidential or health information of our members, providers, or other third parties, could damage our reputation and brands, and substantially harm our business and results of operations. Breaches of our security measures or those of our third-party service providers or other cyber security incidents could result in unauthorized access to our sites, networks, systems, and accounts; unauthorized access to, and misappropriation of, individuals' personal identifying information, personal health information, or other confidential or proprietary information of ourselves, our members, or other third parties; viruses, worms, spyware, or other malware being served from our platform, networks, or systems; deletion or modification of content or the display of unauthorized content on our platform; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions or denials of service. If any of these breaches of security should occur, we cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss, or the interruption, disruption, or malfunction of our operations, including with respect to telehealth services. As a result, we could incur costs relating to breach remediation, deployment of additional personnel and protection technologies, and response to governmental investigations and media inquiries and coverage; be required to engage third-party experts and consultants; and face litigation, regulatory action, and other potential liabilities. Our reputation and brand could be damaged, our business may suffer, and we could be required to expend significant capital and other resources to alleviate problems caused by such breaches. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Certain of our third-party service providers provide technology-related services and/or store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation, cyberattacks or other data security incidents. A vulnerability in such service providers’ software or systems, a failure in their safeguards, policies or procedures, or a cyber-attack or other data security incident affecting any of these third parties would result in harm to our business. For example, in 2024, one of our vendors, UnitedHealth Group’s Change Healthcare, experienced a security breach, which compromised certain of our members’ personal information (including protected health information). Although the Change Healthcare incident did not have a material impact on our business, financial condition or results of operation, there can be no assurance that a future compromise or breach of our security measures, or those of our third-party service providers will not have a material impact on us. Any such compromise could violate applicable privacy, data protection, data security, network and information systems security, and other laws, and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures. These factors could have a material adverse effect on our business, results of operations, and financial condition. We devote significant resources to protect against security breaches, and we may need to devote significantly more resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation. Any such use of resources would divert resources from the growth and expansion of our business. 38

Our growth depends in part on the success of our strategic relationships with third parties. In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties to perform certain operational functions and services, to support and use our Clover Assistant and technology platforms, and to support our general services and administration functions. These third parties include, for example, insurance brokers, our information technology system providers, data submission providers, coders, quality metrics auditors, pharmacy benefit management ("PBM"), services suppliers, enrollment administration providers, and customer service, provider support lines, call centers and claim and billing service providers. We also rely on integrations with EHR providers and clinical software developers. We have entered into agreements with our PBM services suppliers to provide us and certain of our members with certain PBM services, such as claims processing, mail pharmacy services, specialty pharmacy services, retail network pharmacy network services, participating pharmacy audit services, reporting, and formulary services. Additionally, we have entered into an agreement with UST HealthProof pursuant to which UST HealthProof will perform certain of our plan operation functions in support of our members, including claims, enrollment, contact center, medical management, payment integrity, revenue integrity, print, fulfillment, and related configuration and certain IT functions. We also depend on our relationships with third parties as part of our Counterpart Health business. However, we may be unable to realize all of the expected benefits, including cost savings, in connection with this agreement within the expected time frame, and we may incur additional and/or unexpected costs to realize them. If the services become unavailable or are not adequately performed, our operations and business strategies could be significantly disrupted which could have a material adverse effect on our business, brands, reputation, and results of operations. Additionally, if any such agreements were to terminate for any reason or one of our PBM services supplier's ability to perform their respective obligations under their agreements with us were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, our costs may increase, we would not realize the anticipated benefits of our agreements for PBM services, we could become overly dependent on such agreements, which could cause us to lose core competencies and we may not be able to meet the full demands of our members. Any of these events could have a material adverse effect on our business, brands, reputation, and results of operations. Furthermore, certain legislative authorities have in recent years discussed or proposed legislation that would restrict outsourcing of certain services. In addition, we may be held accountable for any failure of performance by our vendors. Significant failure by a third party to perform in accordance with the terms of our contracts or applicable law could subject us to fines or other sanctions or otherwise have a material adverse effect on our business and results of operations. A termination of our agreements with, or disruption in the performance of, one or more of these service providers could result in service disruption or unavailability, and harm our ability to continue to develop, maintain and improve Clover Assistant. This could decrease the usefulness of Clover Assistant and result in decreased adoption by providers and potentially higher medical costs for our members, increased or duplicative costs for us, and our inability to meet our obligations to our members; it could also require us to seek alternative service providers on less favorable contract terms, any of which can adversely affect our business, brands, reputation and results of operations. Additionally, if our service partners and vendors do not utilize industry standards with respect to privacy and data requirements, or other applicable safeguards, we may be exposed to additional liability, the breach of our patient data, or loss of our ability to provide plans and services. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our members and provider users, as our partners may no longer facilitate the enrollment of Medicare-eligible beneficiaries into, or the effective and efficient operations of, our business or the adoption of Clover Assistant by providers. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our results of operations may suffer. Even if we are successful, there can be no assurance that these relationships will result in increased revenues or an increase in the number of beneficiaries or provider users of Clover Assistant. Because competition for qualified personnel is intense, we may not be able to attract and retain the highly skilled employees we need to execute our business strategies and growth plans. To execute on our business strategies and growth plans, we must attract and retain highly qualified personnel in our US and international offices. The pool of qualified personnel with experience working in the healthcare market, and particularly MA, is limited. The incentives to attract, retain, and motivate employees provided by our stock options and other equity awards, or by other compensation arrangements, may not be effective. As such, we may not be successful in continuing to attract and retain qualified personnel. Our recruiting efforts may also be limited by laws and regulations, such as restrictive immigration laws, restrictions on travel or availability of visas and labor force instability. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. 39

Moreover, we believe that a critical element of our ability to successfully attract, train and retain qualified personnel is our corporate culture, which we believe fosters innovation, collaboration and a focus on execution, all in an environment of high ethical standards. Our remote work policies may present challenges in maintaining these important aspects of our corporate culture, and a failure to maintain our corporate culture could negatively impact us. Further, we rely on our key personnel to lead with integrity and to meet our high ethical standards that promote excellent performance in a supportive environment. To the extent any of our key personnel were to behave in a way that is inconsistent with our values, including with respect to legal or regulatory compliance, financial reporting or people management, we could experience a materially adverse impact to our reputation and our operating results. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. We depend on our senior management team and other key employees; the loss of one or more of these employees or an inability to attract and retain additional qualified key personnel could adversely affect our business. Our success depends largely upon the continued services and reputation of our senior management and other key personnel. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We can provide no assurance that any of our executives or key employees will continue their employment with us. Our senior management and key employees are "at-will" employees and therefore may terminate employment with us at any time with no advance notice. In addition, we currently do not have "key person" insurance on any of our employees. We also rely on our leadership team in the areas of research and development, marketing, services, and general and administrative functions. The loss and replacement of one or more of our members of senior management or other key employees, including our Chief Executive Officer, Andrew Toy, would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, our positive reputation is in part derived from the business success and standing in the community of our senior management, in particular our Chief Executive Officer. As a result, any negative perception of our senior management by our current or prospective investors, members, or providers, or any negative press stories about our senior management, may harm our reputation and damage our business prospects. Furthermore, executive officer transitions, volatility or lack of performance in our stock price may affect our ability to attract and retain replacements should key personnel depart. If we are not able to retain any of our key personnel, our business, results of operations, and financial condition could be harmed. We may engage in merger and acquisition activities, which would require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition. As part of our business strategy to expand usage of our Clover Assistant platform, offer our plans in additional markets, extend the provision of in-home care services in those additional markets and grow our business in response to changing technologies, provider and beneficiary demand, and competitive pressures, we may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by providers, members, or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, the business and results of operations of the combined company would be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired assets or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may pay cash for any such acquisition, which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders' ownership would be diluted. 40

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed further in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements included in this Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the amounts of IBNR claims, recoveries from third parties for coordination of benefits, and the final determination of medical cost adjustment pools. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. This could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock. We are currently, and may in the future be, subject to investigations and litigation, which could be costly and time-consuming to defend. The outcomes of these matters cannot be predicted. We are currently, and may in the future be, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by providers, facilities, consultants, and vendors in connection with commercial disputes, or employment claims made by our current or former employees. As previously disclosed, we have received an inquiry from the U.S. Department of Justice ("DOJ"), and also may be, in the future, subject to regular and special governmental market conduct and other audits, investigations, inquiries and/or reviews by/from, and we receive and may receive subpoenas and other requests for information from, various federal and state agencies, regulatory authorities, attorneys general, committees, subcommittees and members of the U.S. Congress and other state, federal and international governmental authorities. In the United States, federal and state governments have made investigating and prosecuting healthcare and other insurance fraud, waste, and abuse a priority. Fraud, waste, and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members or federally reimbursable healthcare products or services, fraudulent coding practices, billing for unnecessary medical and/or other covered services, improper marketing and violations of patient privacy rights. In recent years, the DOJ and the Department of Health and Human Services Office of Inspector General (the "OIG") have increased their scrutiny of healthcare payers and providers, and Medicare Advantage insurers, under the Federal False Claims Act ("FCA"), in particular. There have been a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. CMS and the OIG also periodically perform risk adjustment data validation audits of selected MA health plans to validate the coding practices of and supporting documentation maintained by healthcare providers. Our plans could be selected for such audits, which could result in retrospective adjustments to payments made to our health plans, fines, corrective action plans, or other adverse action by CMS. We also may be subject to lawsuits (including qui tam or "whistleblower" actions) under the FCA and comparable state laws for submitting allegedly fraudulent or otherwise inappropriate claims for payments for services under the Medicare program. In recent years, government oversight and law enforcement agencies, as well as private party relators, have become increasingly active and aggressive in investigating and taking legal action against potential fraud and abuse. These lawsuits, which may be initiated by government authorities or the relator alone, can involve significant monetary exposure under the FCA, which provides for treble damages and significant mandatory minimum penalties for each false claim or statement. Healthcare plans and providers thus often seek to resolve these types of allegations through settlement for significant and material amounts, including in circumstances where they do not acknowledge or admit liability, to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree or settlement agreement, including, for example, corporate integrity agreements. There has been increased government scrutiny and litigation involving MA plans under the FCA related to diagnosis coding and risk adjustment practices. In some proceedings involving MA plans, there have been allegations that certain financial arrangements with providers violate other laws governing fraud and abuse, such as the Anti-Kickback Statute. We perform ongoing monitoring of our business practices to help ensure compliance with CMS risk adjustment requirements and applicable laws, which includes review of Clover Assistant features that may be relevant to patient risk assessments and the submission of risk adjustment data to CMS. We also monitor our physician payment practices to help ensure compliance with applicable laws, such as the Anti-Kickback Statute. While we believe that our risk adjustment data collection efforts and relationships with providers, including those related to Clover Assistant, comply with applicable laws, we and our Counterpart Health customers are and may be subject to audits, reviews and investigation of our practices and arrangements, and the federal government might conclude that they violate the FCA, the Anti-Kickback Statute and/ or other federal and state laws governing fraud and abuse. See the section entitled "—Our business activities are highly regulated, and new and proposed government regulation or legislative reforms could increase our cost of doing business and reduce our number of members, profitability, and liquidity." 41

Litigation and audits, investigations or reviews by governmental authorities or regulators may result in substantial costs and may divert management's attention and resources, which may substantially harm our business, financial condition, and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims, and may not continue to be available on terms acceptable to us. Resolution of some of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which could adversely affect our results of operations and cash flows, thereby harming our business. The regulations and contractual requirements applicable to us and other market participants are complex and subject to change, making it necessary for us to invest significant resources to help ensure compliance with our regulatory and contractual requirements. Ongoing vigorous legal enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources, and we may not always be successful in ensuring appropriate compliance by our Company, employees, consultants, or vendors, for whose compliance or lack thereof we may be held responsible and liable. Regular and special governmental audits, investigations and reviews, including the DOJ inquiry, could result in changes to our business practices. They could also result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including marketing and enrollment sanctions, suspension or exclusion from participation in government programs, and suspension or loss of licensure if we are determined to be in violation of applicable laws or regulations. Any of these audits, reviews, or investigations could have a material adverse effect on our financial position, results of operations or business, or could result in significant liabilities and negative publicity for us. Risks Related to Governmental Regulation Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues. Programs funded in whole or in part by the U.S. federal government account for a significant portion of our Total revenues. As our government funded businesses grow, our exposure to changes in federal and state government policy with respect to and/or regulation of the various government funded programs in which we participate also increases. The laws and regulations governing participation in Medicare Advantage and Medicare Part D are complex, are subject to interpretation and can expose us to penalties for non- compliance. Federal, state and local governments have the right to cancel or not to renew their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities. The U.S. federal government, generally, or as recommended by DOGE, and our other government customers also may reduce funding for health care or other programs, cancel or decline to renew contracts with us, or make changes that adversely affect the number of persons eligible for certain programs, the services provided to enrollees in such programs, our premiums and our administrative and health care and other benefit costs, any of which could have a material adverse effect on our business, results of operations and cash flows. We derive substantially all of our Total revenues from Medicare Advantage premiums and expect to continue to derive a substantial portion of our Total revenues in the future from Medicare Advantage premiums. Changes or developments in Medicare or the health insurance system and laws and regulations governing the health insurance markets in the United States could materially adversely affect our business, results of operations, financial condition, and prospects. Historically, Medicare Advantage premiums accounted for a significant portion of our Total revenues, and we expect that they will continue to account for a substantial portion of our Total revenues in the future. As currently structured, the premium rates paid to Medicare health plans like ours are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a beneficiary's health profile and status, age, gender, county or region, benefit mix, beneficiary eligibility categories, and a beneficiary's risk score. As a consequence, our profitability is dependent on government funding levels for Medicare programs. Funding for Medicare depends on many factors outside of our control, including general economic conditions and budgetary constraints at the federal or applicable state level. For example, CMS has in the past reduced or frozen Medicare Advantage benchmarks, and additional cuts to Medicare Advantage benchmarks are possible. Reductions or less than expected increases in funding for Medicare programs could significantly reduce our revenues and profitability. If an unexpected reduction in payments, inadequate government funding, significantly delayed payments for Medicare programs or similar events were to occur, our business, results of operations, and financial condition could be materially and adversely affected. 42

Our business also depends upon the public and private sector of the U.S. insurance system, which is subject to a changing regulatory environment. Accordingly, the future financial performance of our business will depend in part on our ability to adapt to regulatory developments, including changes in laws and regulations or changes to interpretations of such laws or regulations, especially laws and regulations governing Medicare. For example, in March 2010, the ACA became law. The ACA substantially changed the way healthcare is financed by both commercial and government payers and contains a number of provisions that impact our business and operations, including a requirement that MA plans spend at least 85% of premium dollars on medical care, a requirement that CMS apply coding intensity adjustments to Medicare payments (which generated an across-the-board reduction to MA risk scores), and an expansion of Medicaid eligibility to additional categories of individuals. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as the act in its entirety, and there may be additional challenges and amendments to the ACA in the future. Proposed changes in laws, regulations, and guidelines governing health insurance may also be incompatible with various aspects of our business and require that we make significant modifications to our existing technology or practices. This may be costly and time-consuming to implement and could also harm our business, operating results, and financial condition. Various aspects of healthcare reform could also cause us to discontinue certain health insurance plans or prohibit us from distributing certain health insurance plans in particular jurisdictions. Our business, operating results, financial condition, and prospects may be materially and adversely affected if we are unable to adapt to developments in healthcare reform in the United States. State corporate practice of medicine and fee-splitting laws govern at least some of our business operations; violation of such laws could result in penalties and adversely affect our arrangements with contractors and our results of operations and financial condition. In several states where we operate through our subsidiaries, we must comply with state corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical treatment decisions by physicians. In these states, typically only medical professionals or professional corporations in which the shares are held by licensed physicians or other licensed medical professionals may provide medical care to patients. HMO's are exempt from laws prohibiting the corporate practice of medicine in many states due to the integrated nature of the delivery system. Many states also have some form of fee-splitting law, prohibiting certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of healthcare services. Prohibitions on the corporate practice of medicine and fee-splitting between physicians and referral sources may be statutory or regulatory, or may be imposed through judicial or regulatory interpretation, and vary widely from state to state. Through our HMO subsidiary, we employ providers and other clinical staff to provide medical services to medically complex members enrolled in our in-home primary care program, which does not charge any additional fees for the services provided. We believe our health services operations comply with applicable state law regarding the corporate practice of medicine and fee-splitting and similar issues. Despite structuring these arrangements in ways that we believe comply with applicable law, governmental authorities may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with providers constitute unlawful fee- splitting. Moreover, we cannot predict whether changes will be made to existing laws, regulations, or interpretations, or whether new ones will be enacted or adopted. These events could cause us to be out of compliance with these requirements. If our arrangements are found to violate corporate practice of medicine or fee-splitting laws, our provision of services through our employed providers and clinical staff could be deemed impermissible, requiring us to do a restructuring or reorganization of our business, and we could be subject to injunctions or civil or, in some cases, criminal penalties. Failure to maintain satisfactory quality and performance measures may negatively affect our premium rates, subject us to penalties, limit or reduce our number of members, impede our ability to compete for new business in existing or new markets or result in the termination of our contracts, or affect our ability to establish new health plans or expand current health plans. Any of these events could have a material adverse effect on our business, rate of growth and results of operations, financial condition, and cash flows. Quality scores are used by certain regulatory agencies to establish premium rates and/or calculate performance incentives. In the case of CMS, for example, Star Ratings are used to pay quality bonuses to MA plans to enable high scoring plans to offer enhanced health benefits for their members. Medicare Advantage and Part D plans with Star Ratings of five (5.0) Stars or higher are eligible for year- round open enrollment; conversely, plans with lower Star Ratings have more restricted times for enrollment of members. Medicare Advantage and Part D plans with Star Ratings of less than three (3.0) Stars in three consecutive years are denoted as "low performing" plans on the CMS website and in the CMS "Medicare and You" handbook. In addition, CMS has the authority to terminate Medicare Advantage and Part D contracts for plans rated below three (3.0) Stars in three consecutive years. As a result, Medicare Advantage and Part D plans that achieve higher Star Ratings may have a competitive advantage over plans with lower Star Ratings. 43

The Star Ratings system considers various measures adopted by CMS, including, among others, quality of care, preventative services, chronic illness management and member satisfaction. Our Star Ratings may be negatively impacted if we fail to meet the quality, performance and regulatory compliance criteria established by CMS. Furthermore, the Star Ratings system is also subject to change annually by CMS, which may make it more difficult to achieve and maintain three (3.0) Stars or greater. On June 14, 2024, the Company announced that CMS had recalculated the Company's 2024 Star ratings for its PPO Medicare Advantage plans for the 2025 payment year, and had increased such plans’ rating by 0.5 Star, to a revised rating of 3.5 Stars. In the calendar year 2024, the Company was paid on the basis of 3.5 Stars for both our PPO and HMO plans. In October 2024, CMS increased the Star Rating of our PPO MA plans to 4 Stars for 2025 and increased the Star Rating of our HMO MA plan to 3.5 Stars for 2025, which will affect payment year 2026, Despite our operational efforts to improve our Star Ratings, there can be no assurances that we will be successful in maintaining or improving our Star Ratings in future years. For example, our higher concentration of minority members and members residing in socioeconomically disadvantaged neighborhoods generally may make it more difficult for us to achieve and maintain high Star Ratings as compared to our competitors, given the well-documented health disparities among different minority and socioeconomic groups. Also, audits of our performance for past or future periods may result in downgrades to our Star Ratings. Failure to maintain satisfactory quality and service measures could also adversely affect our ability to establish new health plans or expand the business of our existing health plans. In addition, lower quality scores or Star Ratings, when compared to our competitors, may adversely affect our ability to attract members and obtain regulatory approval for acquisitions or expansions. If we do not maintain or continue to improve our Star Ratings, if we fail to meet or exceed our competitors' ratings, or if quality-based bonus payments are reduced or eliminated, we may experience a negative impact on our revenues and the benefits that our plans can offer, which could materially and adversely affect the marketability of our plans, our number of members, results of operations, financial condition and cash flows. Our business activities are highly regulated, and new and proposed government regulation or legislative reforms could increase our cost of doing business and reduce our number of members, profitability, and liquidity. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we are compensated for providing coverage for our members, our contractual relationships with our providers, vendors and beneficiaries, our marketing activities and other aspects of our operations. The new presidential administration and Congress has proposed and may propose changes to statutes that could significantly impact the healthcare industry, which in turn could harm our business, operating results and financial condition. Regulations of particular importance include: • the U.S. federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA; • the federal physician self-referral law, commonly referred to as the Stark Law, which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such designated health services; • the administrative simplification provisions of the HIPAA as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH") which impose a number of obligations on issuers of health insurance coverage and health benefit plan sponsors with respect to the privacy and security of health information and data standards regulation; • the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation; • the FCA, and the regulations in CMS' Final Rule on January 1, 2025, that imposes civil and criminal liability on individuals or entities for knowingly filing, or causing to be filed, a false claim to the federal government, or the knowing use of false statements to obtain payment from the federal government. Suits filed under the FCA, known as qui tam actions, can be brought by any individual on behalf of the government and such individuals, commonly known as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement; • state insurance holding company laws and regulations pertaining to licensing and plan solvency requirements; 44

• reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs; • similar state law provisions pertaining to anti-kickback, self-referral, and false claims issues, some of which may apply to items or services reimbursed by any third-party payer; • state laws that prohibit general business corporations, such as us, from engaging in the corporate practice of medicine, controlling physicians' medical decisions or engaging in some practices such as splitting fees with physicians; • the provision of the ACA that requires MA plans to spend at least 85% of premium dollars on medical care; • federal and state laws that govern our relationships with pharmaceutical manufacturers, wholesalers, pharmacies, members, and consumers; • federal and state legislative proposals and/or regulatory activity that could adversely affect pharmacy benefit industry practices, including the management and breadth of provider networks; the regulation of the development and use of drug formularies and/or maximum allowable cost list pricing; and regulations or regulatory activity increasing the regulation of prescription drug pricing, imposing additional rights to access to drugs for individuals enrolled in healthcare benefit plans or reducing the cost of such drugs to those individuals, imposing requirements relating to the receipt or required disclosure of rebates from pharmaceutical manufacturers, and restricting the use of average wholesale prices; • laws that regulate debt collection practices; • a provision of the Social Security Act that imposes civil and criminal penalties on healthcare providers who fail to disclose or refund known overpayments; and federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered; • federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to enroll and participate in the Medicare and Medicaid programs, and to report certain changes in their operations to the agencies that administer these programs; • federal and state laws governing the ways in which we communicate with members and market our services, including the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography, and Marketing Act; • with respect to our non-U.S. operations, we are subject to regulation in the jurisdictions in which those operations are organized or in which we conduct business as well as U.S. laws that regulate the conduct and activities of U.S. based businesses operating abroad, such as the export controls laws or the FCPA. The FCPA prohibits offering, promising, providing or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage; and • with respect to the operations of our therapeutics affiliate, the extensive, complex, and evolving laws and regulations applicable to the operations of our therapeutics affiliate, primarily those of the U.S. Food and Drug Administration (the "FDA"); Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to scrutiny or challenge under one or more of such laws. Achieving and sustaining compliance with these laws may also prove costly. We are currently and expect to be in communication with the certain regulators regarding our business. Failure to comply with these laws and other laws can result in civil and criminal penalties, such as fines, damages, overpayment, recoupment, loss of ability to provide in-home clinician services, loss of ability to access and use member data, loss of enrollment or licensure status or the ability to market our products, loss of the ability to expand into new markets, and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. We also could be held responsible for the failure of any of our downstream vendors to follow applicable laws and regulations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business, and result in adverse publicity. 45

If Clover Assistant were to become subject to regulation by the FDA and we were unable to obtain the required approval or comply with these regulations, our business, results of operations, financial condition, and prospects may be materially and adversely affected. Medical or health-related software, including machine learning functionality and predictive algorithms, may be subject to regulation by the FDA if such software falls within the definition of a "medical device" under the federal Food, Drug, and Cosmetic Act (the "FDCA"). Currently, the FDA exercises enforcement discretion for certain low-risk software that meets criteria announced in its guidance documents. In addition, the 21st Century Cures Act, includes exemptions from the definition of "medical device" for certain medical-related software, including software used for administrative support functions at a healthcare facility, software intended for maintaining or encouraging a healthy lifestyle, EHR software, software for transferring, storing, or displaying medical device data or in vitro diagnostic data, and certain clinical decision support software. The FDA has also issued a number of guidance documents, concerning, for example, clinical decision software, to clarify how it intends to interpret and apply the new exemptions under the 21st Century Cures Act. Although we believe that our Clover Assistant platform does not meet the definition of medical device and/or meet the criteria that the FDA has announced for its exercise of enforcement discretion to apply, there is a risk that the FDA could disagree with our determination or that the FDA could develop new guidance documents or revise current guidance documents that would subject our platform to active FDA oversight. If the FDA determines that any of our current or future analytics applications, including Clover Assistant, are regulated as medical devices, we would become subject to various requirements under the FDCA and the FDA's implementing regulations, including extensive requirements relating to premarket approval or clearance, labeling, manufacturing, adverse event reporting and quality controls, among others. Our business, results of operations, financial condition and prospects may be materially and adversely affected if we were to become subject to regulation by the FDA and were unable to obtain approval or comply with these regulations. If we are required to maintain higher statutory capital levels for our existing operations or if we are subject to additional capital reserve requirements as we pursue new business opportunities, our cash flows and liquidity may be adversely affected. Our MA plans are operated through regulated insurance subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be higher than existing statutory capital requirements. Regardless of whether the other states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our regulated insurance subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any other changes in these requirements could materially increase our statutory capital requirements. In addition, as we continue to expand our plan offerings in new states, add new members, or pursue new business opportunities, we may be required to maintain additional statutory capital. In any case, our available funds could be materially reduced, which could harm our ability to implement our business strategies. Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations. Our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and results of operations. Numerous U.S. federal and state laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information ("PII"), including protected health information ("PHI"). These federal and state laws and regulations include, but are not limited to HIPAA, as amended by HITECH, which we refer to collectively as HIPAA, and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (the "CPRA"), which took effect on January 1, 2023 (the “CCPA”). HIPAA establishes a set of basic national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes us, and the business associates with whom such covered entities contract for services, which also includes us. HIPAA requires healthcare payers and providers—and we are both—to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. Penalties for failure to comply with a requirement of HIPAA vary significantly depending on the nature of violation and could include civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. 46

In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA-covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made "without unreasonable delay and in no case later than 60 calendar days after discovery of the breach." If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. Numerous other U.S. federal and state laws, such as the CCPA, protect the confidentiality, privacy, availability, integrity, and security of PII, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our providers and business associates and potentially exposing us to additional expense, adverse publicity and liability. Among other things, the CCPA gives California residents expanded data privacy rights, allowing consumers to opt out of certain data sharing with third parties, provides a private cause of action for data breaches, imposes additional obligations such as data minimization and storage limitations; on covered businesses; and forms a dedicated privacy regulator in California, the California Privacy Protection Agency, to implement and enforce the law. The CCPA marked the beginning of a trend toward more stringent state data privacy legislation in the United States, which may result in significant costs to our business, damage our reputation, and require us to amend our business practices, and could adversely affect our business, especially to the extent the specific requirements vary from those and other existing laws. Similar laws are now in effect in more than ten other states and have been adopted or proposed in additional states and at the federal level. If passed, such laws may have potentially conflicting requirements that would make compliance challenging. In addition, in response to such laws, we may need to update and/or change our data collection practices, which may be costly, time-consuming, and present potential liability while we adapt to comply with such legislation. New health information standards, whether implemented pursuant to HIPAA, state or federal legislative action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with standards could be significant. If we do not comply with existing or new laws and regulations related to PHI, we could be subject to criminal or civil sanctions. Because of the extreme sensitivity of personal information, including PHI, that we store and transmit, the security features of our technology platform are very important. We also contract with third parties for important aspects of the storage and transmission of member information, and thus rely on those third parties to manage functions that have material cyber-security risks. We attempt to address these risks by requiring subcontractors who handle member information to sign business associate agreements which contractually require those subcontractors to adequately safeguard personal health data to the same extent that applies to us and in some cases by requiring such subcontractors to undergo third-party security examinations. However, we cannot ensure that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of such information by our subcontractors on our behalf. If our security measures, some of which are managed by third parties, or those of the third parties with whom we contract, are breached or fail, unauthorized persons may be able to obtain access to sensitive provider and member data, including HIPAA- regulated PHI. As a result, our reputation could be severely damaged, adversely affecting the confidence of members, PCPs, and Counterpart Assistant customers. Members may curtail their use of or stop using our services, including the use of telehealth, our number of members could decrease, and Counterpart Assistant customers may terminate their relationship with us, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability. In any event, insurance coverage would not address the reputational damage that could result from a security incident. 47

We also publish statements to our members that describe how we handle and protect personal information. Any failure or perceived failure by us to maintain posted privacy policies that are accurate, comprehensive and fully implemented, and any violation or perceived violation of our privacy-, data protection-, or information security obligations to providers, members, or other third parties could result in claims of deceptive practices brought against us. That could lead to significant liabilities and consequences, including, without limitation, governmental investigations or enforcement actions, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders, all of which could have material impacts on our revenues and results of operations. Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online data collection, use, dissemination, and security and privacy practices that appear to be unfair or deceptive. There are also a number of privacy-related legislative proposals in the United States, at both the federal and state level, that could impose additional obligations and liabilities. We cannot yet determine the impact that future laws, regulations, and standards may have on our business. Risks Related to Our Intellectual Property Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally-developed technology and our brands, and our business may be adversely affected. Our success is dependent, in part, upon protecting our intellectual property rights, internally-developed technology, and other proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws to protect our intellectual property rights, internally-developed technology and other information that we consider proprietary. Additionally, we maintain a policy requiring our employees, consultants, independent contractors, and third parties who are engaged to develop any intellectual property for us to enter into confidentiality and invention assignment agreements to control access to and use of our technology and other information that we consider proprietary and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties is assigned to us. However, we cannot guarantee that such confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements we enter into will adequately protect our intellectual property rights, internally-developed technology and other information that we consider proprietary. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counter-parties to such agreements will not assert rights to our intellectual property rights, internally- developed technology or other information that we consider proprietary arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our internally-developed solutions or technologies, particularly with respect to officers and employees who are no longer employed by us. In addition, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement even after incurring substantial expense. Litigation brought to protect and enforce our intellectual property rights would be costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations, and financial condition. Our failure to obtain or maintain the right to use certain of our intellectual property could negatively affect our business. Our future success and competitive position depends in part upon our ability to obtain or maintain certain intellectual property used in our platform and products. While we have patent applications pending in the United States, we have not applied for patent protection in foreign jurisdictions, and we may be unable to obtain patent protection for the technology covered in our patent applications. addition, we cannot ensure that any of the patent applications will be approved or that the claims allowed on any patents issued in the future will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Furthermore, any patents that may be issued may be challenged, invalidated, or circumvented by third parties. Many patent applications in the United States may not be public for a period of time after they are filed. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. Because some patent applications may not be public for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application; that technology would infringe a third-party patent once that patent is issued. 48

We also rely on unpatented internally-developed technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets, internally-developed technology, and other information that we consider proprietary, we require employees, consultants, and independent contractors to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how, internally-developed technology, or other information that we consider proprietary in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, internally-developed technology, or other information that we consider proprietary. If we are unable to maintain our rights in our internally-developed technologies and other intellectual property, our business would be materially adversely affected. We rely on our trademarks, trade names, and brand names to distinguish our solutions and branding from the products of our competitors, and we have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. However, occasionally third parties may have already registered identical or similar marks for products or solutions that also address our key markets. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain cohesive brands throughout our key markets. There can also be no assurance that our pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. If our trademarks are successfully challenged, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands. We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights. There is considerable activity in connection with the development of intellectual property, whether or not patentable, in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry and our business. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. Our competitors or other third parties may in the future claim that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of such intellectual property rights. Such claims, regardless of merit, may result in litigation. The costs of supporting such litigation are considerable, and such litigation may divert management and key personnel's attention and resources, which could materially harm our business, results of operations, and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms and may significantly increase our Operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the allegedly infringing practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment may not be reversible upon appeal. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events would cause our business and results of operations to be materially and adversely affected. In addition, we have agreed to indemnify our providers against certain claims, which may include claims that our platform and products infringe the intellectual property rights of such third parties. Our business could be adversely affected by any significant disputes between us and our providers as to the applicability or scope of our indemnification obligations to them. 49

Our use of "open source" and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions and could subject us to possible litigation. A portion of the technologies we use in Clover Assistant incorporates "open source" software, and we may incorporate open source software in Clover Assistant in the future. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software (which in some circumstances could include valuable proprietary code) at no cost, or to license such code under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable internally-developed source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we could expend substantial time and resources to re-engineer some or all of our software or be required to incur significant legal expenses defending against such allegations. We could be subject to significant damages, enjoined from the use of our platform, products, or other technologies we use in our business that contained the open source software, and required to comply with the foregoing conditions, including public release of certain portions of our internally- developed source code. In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could be harmful to our business, financial condition, or results of operations. We rely on software licensed from third parties for internal tools we use to operate our business, and we may from time to time need to obtain licenses from third parties to use intellectual property rights associated with the development of our platform, products, and other internal tools, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform, products, or other internal tools could result in loss of functionality or availability of our platform, products, or other internal tools until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform, products, or other internal tools. Any of the foregoing could disrupt the deployment of our platform, products, or other internal tools and harm our business, results of operations, and financial condition. Risks Related to Ownership of our Securities The price and trading volume of our shares of Class A common stock has been, and may continue to be, volatile, and this volatility may negatively impact the trading price of our Class A common stock. The price of our Class A common stock has fluctuated significantly in the past and may continue to be volatile, with the possibility for extreme price and volume fluctuations. Volatility or declines in our trading price could make it more difficult to attract and retain talent, adversely impact employee retention and morale, and may require us to issue more equity to incentivize team members, which could dilute stockholders. 50

Overall, there are various factors, some of which are beyond our control, that could negatively affect the market price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock, including the following; • overall performance of the equity markets and the economy as a whole; • changes in the financial guidance we may provide to the public or our failure to meet this guidance; • actual or anticipated changes in our growth rate relative to that of our competitors; • changes in the anticipated future size or growth rate of our addressable markets; • announcements of new products and services, technological and platform updates or enhancements, or of acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments, by us or by our competitors; • disruptions to Clover Assistant or our other technology; • additions or departures of board members, management or key personnel; • failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors; • rumors and market speculation involving us or other companies in our industry; • research or reports that securities analysts or others publish about us or our business; • new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to Medicare; • lawsuits threatened or filed against us or investigations by governmental authorities; • other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; • health epidemics, such as pandemics, influenza, and other highly communicable diseases; and • sales of shares of our Class A common stock by us or our stockholders. In the past, stockholders have instituted securities class action litigation against public companies following periods of market volatility. For example, following periods of volatility in the trading price of our Class A common stock, in 2021, we and certain of our directors and officers were named as defendants in putative class actions alleging various securities law violations. We may be the target of this type of litigation in the future as well. Securities litigation against us could result in substantial costs and divert resources and the attention of management, which could adversely affect our business. Further, we provide indemnification for our officers and directors for certain claims in connection with such litigation. Large indemnity payments could adversely affect our business, results of operations, and financial condition. Our failure to satisfy NASDAQ's continued listing standards could result in a delisting of our Class A common stock, which could limit investors' ability to make transactions in our Class A common stock and subject us to additional trading restrictions. Our Class A common stock is listed on the Nasdaq Global Select Market, which imposes continued listing requirements with respect to listed securities, including a minimum bid price requirement. During fiscal year 2024, we received written notice from the Nasdaq Stock Market LLC ("NASDAQ") notifying us that, for 30 consecutive business days, the bid price for our Class A common stock had closed below the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). While we have subsequently regained compliance with such standards, there can be no assurance that we will be able to maintain compliance with the NASDAQ listing requirements, including the Minimum Bid Price Requirement in the future. If we fail to maintain compliance with the Minimum Bid Price Requirement or to meet the other applicable continued listing requirements in the future and NASDAQ determines to delist our Class A common stock, this would, among other things, substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us. Furthermore, a delisting would likely have a negative effect on the price of our Class A common stock and would impair the ability of stockholders to sell or purchase our Class A common stock when they wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Class A common stock to become listed again, lead to stability in the market price of our Class A common stock, improve the liquidity of our Class A common stock, prevent our Class A common stock from dropping below the NASDAQ minimum bid price requirement, or prevent future non- compliance with NASDAQ’s listing requirements. As a result of these factors, a delisting of our Class A common stock from NASDAQ would have an adverse impact on the trading, liquidity, and market price of our Class A common stock. Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties. From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such guidance involves risks, assumptions and uncertainties, and our actual results could differ materially from such guidance. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance. Except as required by law, we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us. 51

Sales of substantial amounts of our securities in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline. Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, principal stockholders and their respective affiliates, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for our other stockholders to sell their shares of common stock at a time and price that they deem appropriate. At December 31, 2024, our directors and officers and their affiliated entities collectively owned approximately 22.7% of the total outstanding shares of Class A and Class B common stock. In addition, at December 31, 2024, we had options outstanding that, if fully exercised, would result in the issuance of 23,465,666 shares of Class B common stock, and we had restricted stock units ("RSUs") outstanding that would result in the issuance of 34,145,761 shares of Class B common stock. All of the shares of Class A common stock issuable upon the conversion of Class B common stock issuable upon exercise or settlement of stock options and RSUs, and the shares reserved for future issuance under our equity incentive plans, were registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to applicable vesting requirements. If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act and the rules and regulations of NASDAQ. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have previously identified, disclosed and remediated a material weakness in our internal control over financial reporting, and additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Further, current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ. In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We have presented, and intend to continue to present, certain non-GAAP financial measures in filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause us to fail to meet our reporting obligations and could cause investors to lose confidence in our reported financial and other information. This would likely have a negative effect on the trading price of our Class A common stock. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and investments to strengthen and maintain our accounting systems and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience additional material weaknesses in our controls. We do not intend to pay dividends for the foreseeable future. We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. 52

Although our share repurchase program is intended to enhance long-term shareholder value, we cannot provide assurance that this will occur, and this program may be suspended or terminated at any time. On May 6, 2024, the Board of Directors of the Company authorized the repurchase of up to $20.0 million in shares of the Company’s outstanding Class A common stock over a two-year period. Our share repurchase program may be modified, suspended or discontinued at any time without prior notice. Although the share repurchase program is intended to enhance long-term shareholder value, we cannot provide assurance that this will occur. The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, including our directors and executive officers and their respective affiliates, who held in the aggregate 72.0% of the voting power of our capital stock at December 31, 2024. This ownership will limit or preclude the ability of our other stockholders to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. At December 31, 2024, our directors, executive officers, and their affiliates held in the aggregate 72.0% of the voting power of our capital stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the date of automatic conversion described below, when all outstanding shares of Class B common stock and Class A common stock will convert automatically into shares of a single class of common stock. So long as 65,240,552 shares of Class B common stock remain outstanding, the holders of our Class B common stock will be able to control the outcome of matters submitted to a stockholder vote. This concentrated control may limit or preclude the ability of other stockholders to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. Future transfers by holders of Class B common stock will generally result in those shares converting to shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. In addition, each of the outstanding shares of Class B common stock will convert automatically into one share of Class A common stock upon the earliest of (i) January 7, 2031, (ii) the separation date of the last to separate of Vivek Garipalli and Andrew Toy (the "Founders"), (iii) the date that is one (1) year after the death or permanent disability of the last to die or become disabled of the Founders and (iv) the date specified by the affirmative vote of the holders of our Class B common stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of our Class B common stock, voting separately as a single class. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares over the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. Our dual class structure may negatively impact the trading price of our Class A common stock. Several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock and could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock. 53

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations. In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses, or ("NOL"), to offset future taxable income. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. At December 31, 2024, we had approximately $1,523.5 million of federal NOL carryforwards. The federal NOL carryforwards created subsequent to the year ended December 31, 2017, of $1,268.7 million can be carried forward indefinitely with the exception of net operating losses for the insurance companies, while the remaining federal NOL carryforwards of $295.1 million begin to expire in 2033. Our ability to utilize NOLs may be subject to limitations due to prior ownership shifts, further limiting our ability to utilize NOLs arising prior to such ownership change in the future. A portion of our total NOLs may also be limited by special rules known as Separate Return Limitation Year rules. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOLs. Restrictions on our ability to obtain funds from our regulated subsidiaries could materially and adversely affect our results of operations, financial condition and cash flows. Because we operate as a holding company, we are dependent on dividends and administrative expense reimbursements from our subsidiaries to fund our obligations. Many of these subsidiaries are regulated by departments of insurance or similar regulatory authorities. We are also required by law or regulation to maintain specific prescribed minimum amounts of capital in these subsidiaries. The levels of capitalization required depend primarily on the volume of premium revenues generated by the applicable subsidiary. In most states, we are required to seek approval by state regulatory authorities before we transfer money or pay dividends from our regulated subsidiaries that exceed specified amounts. An inability of our regulated subsidiaries to pay dividends to their parent companies in the desired amounts or at the time of our choosing could adversely affect our ability to reinvest in our business through capital expenditures or business acquisitions, as well as our ability to pay dividends, repurchase shares of our common stock and repay our debt. If we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our results of operations, financial condition, and cash flows could be materially and adversely affected. The requirements of being a public company may strain our resources and divert management's attention. As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the listing standards of NASDAQ and other applicable securities rules and regulations. The requirements of these rules and regulations have increased, and will continue to increase our legal, accounting, and financial compliance costs, made some activities more difficult, time-consuming, and costly, and placed significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from what is intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities. Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the way we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation, and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. 54

The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our effective tax rate and harm our financial condition and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our results of operations in the period or periods for which such determination is made. Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research. We cannot assure that any equity research analysts will adequately provide research coverage of our Class A common stock. A lack of adequate research coverage may harm the liquidity and trading price of our Class A common stock. To the extent equity research analysts do provide research coverage of our Class A common stock, we will not have any control over the content and opinions included in their reports. The trading price of our Class A common stock could continue to decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause our trading price or trading volume to decline. Applicable insurance laws may make it difficult to effect a change of control. Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurer until written approval, or exemption therefrom, is obtained from the state insurance commissioner for the proposed acquisition. Such approval would be contingent upon the state insurance commissioner's consideration of a number of factors including, among others, the financial strength of the proposed acquire, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Our two insurance subsidiaries are domiciled in New Jersey and per the applicable laws and regulations of New Jersey, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and has received prior approval, or exemption therefrom, from the Commissioner of the New Jersey Department of Banking and Insurance ("NJ DOBI"). Under New Jersey insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. To the extent that the NJ DOBI determines that the transactions require its consent pursuant to a Form A or exemption therefrom, there can be no assurance that the NJ DOBI's consent will be obtained or that the NJ DOBI will not impose fines, penalties or sanctions in connection with the transactions. In addition, as Form A requirements can be burdensome, such requirements could discourage potential acquisition proposals in the future and may delay, deter or prevent change of control transactions, including transactions that some or all of the stockholders might consider to be desirable. These requirements may also inhibit our ability to acquire an insurance company should we wish to do so in the future. 55

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us. The trading price of our Class A common stock may decline as a result. There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our Company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include: • a classified Board so that not all members of our Board are elected at one time; • the ability of our Board to determine the number of directors and to fill any vacancies and newly created directorships; • a requirement that our directors may only be removed for cause; • a prohibition on cumulative voting for directors; • the requirement of a super-majority to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws; • authorization of the issuance of "blank check" preferred stock that our Board could use to implement a "poison pill" to deter a takeover of our company; • a dual class common stock structure in which holders of our Class B common stock, which has 10 votes per share, have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our combined Class B and Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets; • an inability of our stockholders to call special meetings of stockholders; and • a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders. Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America, as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees. Our amended and restated certificate of incorporation provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. 56

Item 1B. Unresolved Staff Comments. Not applicable. Item 1C. Cybersecurity. Risk Management and Strategy Due to the sensitivity of the personal information, including protected health information, or PHI, that the Company and its subsidiaries store and transmit, in the ordinary course of business, identifying, assessing, and managing material cybersecurity risks is an important component of the Company’s overall cybersecurity and enterprise risk management program. We maintain a cybersecurity program based on the National Institute of Standards and Technology Cybersecurity Framework’s guidance and HIPAA, which applies to the Company and each of its subsidiaries. The cybersecurity program seeks to protect the enterprise against threats from cybersecurity risks, to comply with applicable laws and regulations, and to establish and enhance our processes for responding to cybersecurity events. Among other things, the program includes the following components: • security event monitoring and detection; • extended detection and response; • vulnerability scanning; • security awareness and privacy training for personnel; • phishing simulations; and • a cybersecurity incident response team. The Company also engages third-party vendors and consultants, respectively, to perform audits and penetration tests. The Company and its subsidiaries’ third-party service providers collect, process, and store certain information, including PII, PHI, or other confidential and proprietary information. We maintain a third-party vendor security risk management program to assess the cybersecurity risk and measures taken by such service providers. The program includes a third-party risk assessor, security risk reports, and formal business owner risk response. During the period covered by this report, the Company has not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. Risks from cybersecurity threats, however, in the future may, among other things, cause material disruptions to our or our subsidiaries’ operations, which may materially affect our liquidity, results of operations and financial condition, as well as damage our reputation. For additional information related to risks from cybersecurity threats, please refer to Item 1.A. — “Risks Related to Our Business and Industry — Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential or health information or the confidential or health information of our members, providers, or other third parties, could damage our reputation and brands, and substantially harm our business and results of operations.” Governance The Company’s Board of Directors (the “Board”) oversees the Company’s overall risk management program, and has assigned oversight of cybersecurity risk management to its Audit Committee. The Audit Committee reviews the adequacy and effectiveness of the Company’s cybersecurity policies and internal controls regarding information and cybersecurity, and together with the full Board, regularly receives reports from our management, including our Chief Information Security Officer (the “CISO”) on cybersecurity matters, including, but not limited to: AI Security, Security Awareness, Internal Risk, Third-Party Risk, IR / DR Readiness, Access Control IAM/PAM, HIPAA Security Rule Compliance, Phishing, Security Monitoring, Vulnerability Management, Application Security, Governance, Data Security, and Cloud Security. The Company’s CISO is responsible for developing and managing the cybersecurity program, including security incident response, remediation, and setting security policy and standards required by applicable law or regulation. The CISO holds a dual-accredited Executive MBA, and Certified Information Security Manager ("CISM"), Certified Information Systems Auditor ("CISA") and Certified Data Privacy Solutions Engineer ("CDPSE") certifications. The security team holds multiple certifications including but not limited to CISSP, CRISC, CCSFP, and AWS CP, a bug bounty hall of fame member, and a range of experience with different firms. The CISO is informed by the cybersecurity team about the prevention, detection, mitigation, and remediation of cybersecurity incidents through general communications, and reporting. The cybersecurity team is made aware of security risks and incidents by various means including our SIEM, assessments, audit, threat feeds, and security team connections and network. 57

Depending on the circumstances, information regarding cybersecurity risks and incidents may be elevated from the CISO and his team through a variety of different channels, including risk response forms as part of our formal security risk process, discussions with the Audit Committee and reports to the Board on a quarterly basis. Item 2. Properties. Not applicable. Item 3. Legal Proceedings. From time to time, in the normal course of business, we are subject to various legal proceedings, investigations (both formal and informal), and claims incidental to the conduct of a highly regulated business. Such proceedings can be costly, time consuming, and unpredictable. Therefore, no assurance can be given on the outcome of any proceeding or the potential impact on our financial condition or results of operation. Information concerning legal proceedings can be found in Note 13 "Commitments and Contingencies" to the consolidated financial statements included in Part II, Item 8 of this Form 10-K, which information is incorporated by reference into this item. Item 4. Mine Safety Disclosures. Not applicable. 58

Part II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Common Stock Our Class A common stock is listed on NASDAQ under the ticker symbol "CLOV." Our Class B common stock is not listed on any securities exchange. Holders At February 24, 2025, there were 340 holders of record of our Class A common stock and 309 holders of record of our Class B common stock. Such figures do not include beneficial owners holding our securities through nominee names. Dividend Policy We have not declared or paid any dividends on shares of common stock and does not intend to pay dividends in the foreseeable future. The declaration, amount, and payment of any future dividend will be at the sole discretion of our Board, and the Board may reduce or discontinue entirely the payment of such dividends at any time. The Board may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends to our stockholders, and such other factors as the Board may deem relevant. Issuer Purchases of Equity Securities On May 6, 2024, our Board authorized the repurchase of up to $20.0 million in shares of our Class A common stock over a two year period. The timing, manner, price and amount of any repurchases are determined by the discretion of management, depending on market conditions and other factors. Repurchases may be made through open market purchases or accelerated share repurchases. The exact number of shares to be repurchased by the Company, if any, is not guaranteed. Depending on market conditions and other factors, these repurchases may be commenced or suspended at any time or periodically without prior notice. As of December 31, 2024, there was $18.2 million available for repurchase. The Company had no share repurchases during the three months ended December 31, 2024. Unregistered Sales of Equity Securities and Use of Proceeds None. 59

Performance Graph Item 6. [Reserved.] 60

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2024, contained in this Annual Report on Form 10-K (the "Form 10-K"). The following discussion and analysis does not include certain items related to the year ended December 31, 2023, including year-to-year comparisons between the year ended December 31, 2023 and the year ended December 31, 2022. For a discussion of these items and comparison of our results of operations for the fiscal years ended December 31, 2023 and December 31, 2022, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 14, 2024. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" for additional information. Unless the context otherwise requires, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "we," "us," "our," "Clover," "Clover Health," and the "Company" mean the business and operations of Clover Health Investments, Corp. and its consolidated subsidiaries. Overview At Clover Health, our vision is to empower every physician with the technology to identify, manage, and treat chronic diseases earlier. Our strategy is to improve the care of people with Medicare, develop wide physician networks, and provide technology to help empower physicians. Our proprietary software platform, Clover Assistant (licensed externally as Counterpart Assistant), helps us execute this strategy by enabling physicians to detect, identify, and manage chronic diseases earlier than they otherwise could. This technology is a cloud-based software platform that provides physicians with access to data-driven and personalized insights for the patients they treat. We operate Preferred Provider Organization ("PPO") and Health Maintenance Organization ("HMO") Medicare Advantage ("MA") plans for Medicare-eligible individuals. We aim to provide high-quality, affordable healthcare for all Medicare beneficiaries. Among plans with similar major characteristics, we offer most members in our MA plans (the "members") among the lowest average out-of- pocket costs for primary care provider and specialist co-pays in their markets. We strongly believe in providing our members provider choice, and we consider our PPO plans to be our flagship insurance product. An important feature of our MA product is wide network access. We believe the use of Clover Assistant and related data insights allows us to improve clinical decision-making through a highly scalable platform. At December 31, 2024, we operated our MA plans in five states and 200 counties, with 82,664 members. 2024 Highlights 2025 Annual Election Period Results On January 13, 2025, the Company announced a 27% year-over-year growth of its MA membership during the most recent Annual Election Period ("AEP"). The Company entered 2025 with over 100,000 members, approximately 95% of whom are enrolled in Clover’s flagship PPO plans. Geographic Presence Beginning in 2025, our MA plans will be available in a total of 200 counties and 5 states. CMS Star Ratings In October 2023, CMS initially released the Company’s 2024 Star ratings, which related to the 2022 measurement year and would have impacted the 2025 payment year. For both of the Company's plans (PPO and HMO), CMS had awarded a rating of 3.0 Stars for the measurement year 2022, which represented a 0.5 Star rating decrease for both plans from the 2021 measurement year. Subsequently, on June 14, 2024, the Company announced that CMS had recalculated the Company's 2024 Star ratings for its PPO Medicare Advantage plans for the 2025 payment year, and had increased such plans’ rating by 0.5 Star, to a revised rating of 3.5 Stars. Pursuant to CMS’s Medicare Advantage Star ratings system, CMS annually awards between 1.0 and 5.0 Stars to Medicare Advantage plans based on performance in several categories. In the calendar year 2024, the Company was paid on the basis of 3.5 Stars for both our PPO and HMO plans. On October 10, 2024, the Company announced that CMS had increased the Star rating of its PPO Medicare Advantage plans to 4.0 Stars for 2025, which will affect payment year 2026. In payment year 2026, the Company expects to experience a general 5% quality bonus increase in benchmark rates as a result of its PPO contract being rated 4.0 Stars, in accordance with CMS regulations. Increased quality bonus payments enable the Company to further reinvest in more competitive benefits, which the Company believes will deliver greater value to its members while fueling continued membership growth. Additionally, CMS increased the rating of Clover’s HMO MA plan to 3.5 Stars. As discussed earlier, as of December 31, 2024, over 95% of the Company's insurance members are members of our PPO Medicare Advantage Plans. 61

Counterpart Health During the second quarter of 2024, the Company launched Counterpart Health, Inc., or ("Counterpart Health"), a subsidiary of the Company which houses a new software-as-a-service and tech enabled services solution to bring the power of Counterpart Assistant technology to external payors and providers serving the Medicare eligible population. This external offering aims to equip clinician users with our already built, clinician-centric, and AI-powered care management platform. Strategically, Counterpart Health aims to extend the benefits of data-driven proven technology and personalized care to a wider audience, enabling enhanced patient outcomes and reduced healthcare costs across the nation. Counterpart Health is complementary to Clover Health, and enables the Company to deploy and expand the reach of its existing technology asset for new potential growth and high margin business opportunities, with low startup costs. Revenue from our Counterpart Health SaaS and tech enabled services is included within Other income on our consolidated statements of operations and comprehensive loss. ACO REACH We previously participated as a Direct Contracting Entity ("DCE") in the Centers for Medicare and Medicaid Services ("CMS") Accountable Care Organization Realizing Equity, Access, and Community Health Model ("ACO REACH Model" or "ACO REACH"). On December 1, 2023, the Company notified CMS that it will no longer participate as a REACH ACO in connection with the 2024 performance year. The remaining activity recognized during 2024 directly relates to prior performance years with CMS. As of January 1, 2024, this line of business met the definition of discontinued operations, and prior period amounts have been updated to conform to the current period presentation. At December 31, 2024, the Company did not anticipate any further material activity related to its discontinued operations. Refer to Note 22 "Discontinued Operations" in the accompanying notes to the consolidated financial statements included in this Form 10-K for additional information. Key Performance Measures Starting in the first quarter of 2024, we manage our operations based on one reportable segment: Insurance. Through our Insurance segment, we provide PPO and HMO plans to Medicare Advantage members in several states. All other clinical services and all corporate overhead not included in the reportable segments are included in Corporate/Other. The segment grouping is consistent with the information used by our Chief Executive Officer (identified as our chief operating decision maker) ("CODM")) to assess performance and allocate the Company's resources. We review several key performance measures, discussed below, to evaluate our business and results, measure performance, identify trends, formulate plans, and make strategic decisions. We believe that the presentation of such metrics is useful to management and counterparties to model the performance of healthcare companies such as Clover. Through our Insurance segment, we provide PPO and HMO plans to members in several states. We seek to improve care and lower costs for our members by empowering providers with intuitive data-driven, personalized insights to support treatment of members through our software platform, Clover Assistant. 62

The following table presents key financial measures for the periods indicated:

	Year Ended December 31,			
	2024		2023	
	Total	PMPM [(1)]	Total	PMPM [(1)]
	(amounts in thousands, except PMPM amounts)			
Insurance members at period end (#)	82,664	N/A	81,205	N/A
Premiums earned, gross	$1,345,280	$ 1,392	$1,236,213	$ 1,250
Premiums earned, net	$1,344,881	$ 1,391	$1,235,769	$ 1,250
Insurance medical claim expense incurred, gross	$1,012,905	$ 1,048	$1,004,454	$ 1,016
Insurance net medical claims incurred	$1,010,289	$ 1,045	$1,003,683	$ 1,015
Medical care ratio, gross	75.3 %	N/A	81.3 %	N/A
Medical care ratio, net	75.1 %	N/A	81.2 %	N/A
Benefits expense ratio, gross	81.3 %	N/A	86.5 %	N/A
Benefits expense ratio, net	81.2 %	N/A	86.5 %	N/A
Adjusted SG&A	$ 294,713	N/A	$ 297,508	N/A
Adjusted EBITDA	$ 70,091	N/A	$ (41,555)	N/A
Adjusted Net income (loss) from continuing operations	$ 68,243	N/A	$ (48,883)	N/A

(1) Calculated per member per month ("PMPM") figures are based on the applicable amount divided by member months in the given period. Member months represents the number of months members are enrolled in a Clover Health plan in the period.

Membership and associated premiums earned and medical claim expenses.

We define new and returning members on a calendar year basis. Any member who is active on July 1 of a given year is considered a returning member in the following year. Any member who joins a Clover plan after July 1 in a given year is considered a new member for the entirety of the following calendar year. We view our number of members and associated PMPM premiums earned and medical claim expenses, in the aggregate and on a PMPM basis, as useful metrics to assess our financial performance. Member growth and retention aligns with our mission, drives our Total revenues, expands brand awareness, deepens our market penetration, creates additional opportunities to inform our data-driven insights to improve care and decrease medical claim expenses, and generates additional data to continue to improve the functioning of Clover Assistant. Among other things, the longer a member is enrolled in one of our insurance plans, the more data we collect and synthesize and the more actionable insights we generate. We believe these data-driven insights lead to better care delivery as well as improved identification, documentation and management of members' chronic conditions, helping to lower PMPM medical claim expenses.

Premiums earned, gross.

Premiums earned, gross is the amount received, or to be received, for insurance policies written by us during a specific period of time without reduction for premiums ceded to reinsurance. We believe premiums earned, gross provides useful insight into the gross economic benefit generated by our business operations and allows us to evaluate our underwriting performance without regard to changes in our underlying reinsurance structure. Premiums earned, gross excludes the effects of premiums ceded to reinsurers, and therefore should not be used as a substitute for Premiums earned, net, Total revenues, or any other measure presented in accordance with GAAP.

Premiums earned, net.

Premiums earned, net represents the earned portion of our premiums earned, gross, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements. Premiums are earned in the period in which members are entitled to receive services, and are net of estimated uncollectible amounts, retroactive membership adjustments, and any adjustments to recognize rebates under the minimum benefit ratios required under the ACA.

We earn premiums through our plans offered under contracts with CMS. We receive premiums from CMS on a monthly basis based on our actuarial bid and the risk-adjustment model used by CMS. Premiums anticipated to be received within twelve months based on the documented diagnostic criteria of our members are estimated and included in revenues for the period, including the member months for which the payment is designated by CMS.

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Premiums ceded is the amount of premiums earned, gross ceded to reinsurers. From time to time, we enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. Under these agreements, the "reinsurer," agrees to cover a portion of the claims of another insurer, i.e., us, the "primary insurer," in return for a portion of their premium. Ceded earned premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded earned premium is impacted by the level of our premiums earned, gross and any decision we make to adjust our reinsurance agreements. Insurance gross medical claims incurred. Insurance gross medical claims incurred reflects claims incurred, excluding amounts ceded to reinsurers, and the costs associated with processing those claims. We believe gross medical claims incurred provides useful insight into the gross medical expense incurred by members and allows us to evaluate our underwriting performance without regard to changes in our underlying reinsurance structure. Insurance gross medical claims incurred excludes the effects of medical claims and associated costs ceded to reinsurers, and therefore should not be used as a substitute for Net claims incurred, Total operating expenses, or any other measure presented in accordance with GAAP. Insurance net medical claims incurred. Insurance net medical claims incurred are our medical expenses and consist of the costs of claims, including the costs incurred for claims net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential catastrophic losses. These expenses generally vary based on the total number of members and their utilization rate of our services. Medical care ratio, gross and net. We calculate our medical care ratio ("MCR") by dividing total Insurance medical claim expenses incurred by premiums earned, in each case on a gross or net basis, as the case may be, in a given period. We believe our MCR is an indicator of our gross margin for our Insurance plans and the ability of our Clover Assistant platform to capture and analyze data over time to generate actionable insights for returning members to improve care and reduce medical expenses. Non-GAAP Financial Measures We use non-GAAP measures in this Form 10-K, including Insurance BER, Adjusted SG&A and Adjusted EBITDA. These non- GAAP financial measures are provided to enhance the reader's understanding of Clover Health's past financial performance and our prospects for the future. Clover Health's management team uses these non-GAAP financial measures in assessing Clover Health's performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to generally accepted accounting principles in the United States ("GAAP"), and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental to and should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. For a description of these non-GAAP financial measures, including the reasons management uses such measures, and the reconciliations of these non-GAAP financial measures to the comparable GAAP measures, please see "Benefits expense ratio, gross and net", "Adjusted SG&A" and "Adjusted EBITDA" below. 64

Benefits expense ratio, gross and net. Benefits expense ratio ("Insurance BER") is a non-GAAP financial measure. We calculate our Insurance BER by taking the total of Insurance net medical expenses incurred and quality improvements, and dividing that total by premiums earned on a net basis, in a given period. Quality improvements include expenses associated with activities that improve health outcomes, as defined by the U.S. Department of Health and Human Services ("HHS"), as well as those directly tied to enhancing healthcare quality, such as the Company's spend on health information technology, wellness and prevention programs, initiatives to reduce hospital readmissions, and our clinically focused Member Rewards program. We believe our Insurance BER is useful to management, investors, and others because it offers a clearer and more accurate representation of our investment in healthcare quality and member engagement, and gives a comprehensive view of costs related to maintaining and improving the quality of care of our members, which is crucial for sustaining member satisfaction and adherence to treatment regimens. The table below provides a reconciliation of Net medical claims incurred and Premiums earned, net, both of which are GAAP measures, to Insurance BER, a non-GAAP measure. Year ended December 31, 2024 2023 (in thousands) Net medical claims incurred, gross (GAAP): $ 1,012,905 $ 1,004,454 Adjustments Quality improvements 81,144 64,943 Benefits expense, gross (non-GAAP) $ 1,094,049 $ 1,069,397 Premiums earned, gross (GAAP) $ 1,345,280 $ 1,236,213 Benefits expense ratio, gross (non-GAAP) 81.3% 86.5 % Year ended December 31, 2024 2023 (in thousands) Net medical claims incurred, net (GAAP): $ 1,010,289 $ 1,003,683 Adjustments Quality improvements 81,144 64,943 Benefits expense, net (non-GAAP) $ 1,091,433 $ 1,068,626 Premiums earned, net (GAAP) $ 1,344,881 $ 1,235,769 Benefits expense ratio, net (non-GAAP) 81.2% 86.5% 65

Adjusted SG&A Adjusted Salaries and benefits plus General and Administrative expenses ("SG&A") is a non-GAAP financial measure defined by us as total SG&A less stock-based compensation and non-recurring legal expenses and settlements. We believe that Adjusted SG&A provides management, investors, and others a useful view of our operating spend as it excludes non-cash, stock-based compensation and expenses related to investments that management believes do not reflect the Company's core operating expenses. We believe that Adjusted SG&A as a percentage of Total revenues is useful to management, investors, and others because it allows us to measure our operational leverage as revenue scales. The table below provides a reconciliation of Total SG&A, a GAAP financial measure, to Adjusted SG&A, a non-GAAP measure: Year ended December 31, 2024 2023 (in thousands) Salaries and benefits $ 232,454 $ 257,157 General and administrative expenses 176,480 183,089 Total SG&A (GAAP) 408,934 440,246 Adjustments Stock-based compensation (114,331) (140,931) Non-recurring legal expenses and settlements 110 (1,807) Adjusted SG&A (non-GAAP) $ 294,713 $ 297,508 Total revenues (GAAP) $ 1,371,131 $ 1,260,543 Adjusted SG&A (non-GAAP) as a percentage of Total revenues 21% 24 % Adjusted EBITDA Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss from continuing operations before depreciation and amortization, loss on investment, interest expense, change in fair value of warrants, stock-based compensation, premium deficiency reserve benefit, restructuring costs, impairment of goodwill and other intangible assets, and non-recurring legal expenses and settlements. Adjusted EBITDA is a key measure used by our management team and the board of directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA provide useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides investors and others useful information to understand and evaluate our operating results in the same manner as our management and our board of directors. The table below provides a reconciliation of Net loss from continuing operations, a GAAP financial measure, to Adjusted EBITDA, a non-GAAP financial measure: Year ended December 31, 2024 2023 (in thousands) Net loss from continuing operations (GAAP): $ (46,266) $ (210,148) Adjustments Interest expense — 7 Depreciation and amortization 1,331 2,509 Change in fair value of warrants 50 86 Loss on investment 467 4,726 Stock-based compensation 114,331 140,931 Premium deficiency reserve benefit — (7,239) Restructuring costs 288 9,821 Non-recurring legal expenses and settlements (110) 1,807 Impairment of goodwill and other intangible assets — 15,945 Adjusted EBITDA (non-GAAP) $ 70,091 $ (41,555) 66

Adjusted Net income (loss) from continuing operations Adjusted Net income (loss) from continuing operations is a non-GAAP financial measure defined by us as net loss from continuing operations before stock-based compensation, premium deficiency reserve benefit, restructuring costs, non-recurring legal expenses and settlement, and impairment of goodwill and other intangible assets. Adjusted Net income (loss) from continuing operations is a key measure used by our management team and the board of directors to understand and evaluate our operating performance and trends. We believe that Adjusted Net income (loss) from continuing operations is helpful to investors in assessing the Company’s financial performance in the same manner as our management and our board of directors. Year ended December 31, 2024 2023 (in thousands) Net loss from continuing operations (GAAP) $ (46,266) $ (210,148) Adjustments Stock-based compensation 114,331 140,931 Premium deficiency reserve benefit — (7,239) Restructuring costs 288 9,821 Non-recurring legal expenses and settlements (110) 1,807 Impairment of goodwill and other intangible assets — 15,945 Adjusted Net income (loss) from continuing operations (non-GAAP) $ 68,243 $ (48,883) 67

Results of Operations Comparison of the Years ended December 31, 2024 and 2023 The following table summarizes our consolidated results of operations for the years ended December 31, 2024 and 2023. The period- to-period comparison of results is not necessarily indicative of results for future periods. Year ended December 31, Change between 2024 and 2023 2024 2023 ($) (%) (in thousands) Revenues Premiums earned, net (Net of ceded premiums of $399 and $444 for the years ended December 31, 2024 and 2023, respectively) $ 1,344,881 $ 1,235,769 $ 109,112 8.8 % Other income 26,250 24,774 1,476 6.0 Total revenues 1,371,131 1,260,543 110,588 8.8 Operating expenses Net medical claims incurred 1,006,327 1,004,590 1,737 0.2 Salaries and benefits 232,454 257,157 (24,703) (9.6) General and administrative expenses 176,480 183,089 (6,609) (3.6) Impairment of goodwill and other intangible assets — 15,945 (15,945) * Premium deficiency reserve benefit — (7,239) 7,239 * Depreciation and amortization 1,331 2,509 (1,178) (47.0) Restructuring costs 288 9,821 (9,533) (97.1) Total operating expenses 1,416,880 1,465,872 (48,992) (3.3) Loss from continuing operations (45,749) (205,329) 159,580 (77.7) Change in fair value of warrants 50 86 (36) (41.9) Interest expense — 7 (7) * Loss on investment 467 4,726 (4,259) (90.1) Net loss from continuing operations $ (46,266) $ (210,148) $ 163,882 (78.0) % Net income (loss) from discontinued operations (Note 22 ) 3,257 (3,213) 6,470 * Net loss $ (43,009) $ (213,361) $ 170,352 (79.8) % * Not presented because the current or prior period amount is zero or the amount for the line item changed from a gain to a loss (or vice versa) and thus yields a result that is not meaningful. Premiums earned, net Premiums earned, net increased $109.1 million, or 9%, to $1,344.9 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily due to an increase in our risk adjustment revenue driving favorability as a result of the Company focusing on member retention. Other income Other income increased $1.5 million, or 6%, to $26.3 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily attributable to an increase in net investment income due to a higher interest rate environment as compared to the prior period. Net medical claims incurred Net medical claims incurred remained materially consistent for the year ended December 31, 2024 as compared to the year ended December 31, 2023. Salaries and benefits Salaries and benefits decreased $24.7 million, or 10%, to $232.5 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This decrease was primarily driven by a decrease in share-based compensation related costs. 68

General and administrative expenses General and administrative expenses decreased $6.6 million, or 4%, to $176.5 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily driven by a decrease in legal, consulting and contractor related costs. Restructuring costs On April 17, 2023, the Company announced it would implement certain business transformation initiatives, including an agreement to move its core plan operations to UST HealthProof’s integrated technology platform and additional corporate restructuring actions. The agreement with UST HealthProof includes the transition of certain of the Company’s plan operation functions in support of its Medicare Advantage members pursuant to a master services agreement. In addition to the arrangement with UST HealthProof, the Company conducted a reduction in force to better align its Selling, General, and Administrative cost structure with its revenue base. For the year ended December 31, 2024 the Company recorded $0.3 million of restructuring charges related to these business transformation initiatives, which consisted of employee termination benefits, vendor related costs, and other costs. Refer to Note 15 "Restructuring Costs" of the notes to the consolidated financial statements included in Part II, Item 8 of this Form 10-K. Loss on investment In February 2022, Character Biosciences completed a private capital transaction. After the Company evaluated its ownership interest in Character Biosciences, it began applying the equity method of accounting. From this point forward, the Company recognizes its proportionate share of the gain/loss on equity of that entity during the period. For the year ended December 31, 2024, the Company recognized $0.5 million in shared losses. Refer to Note 12 "Variable Interest Entity and Equity Method of Accounting" of the notes to the consolidated financial statements included in Part II, Item 8 of this Form 10-K. Liquidity and Capital Resources We manage our liquidity and financial position in the context of our overall business strategy. We continually forecast and manage our cash, investments, working capital balances, and capital structure to meet the short-term and long-term obligations of our businesses while seeking to maintain liquidity and financial flexibility. Historically, we have financed our operations primarily from the proceeds we received through premiums earned under our MA plans. We expect that our cash, cash equivalents, restricted cash, investments, and our current projections of cash flows, taken together, will be sufficient to meet our projected operating and regulatory requirements for the next 12 months based on our current plans. Our future capital requirements will depend on many factors, including our needs to support our business growth, to respond to business opportunities, challenges or unforeseen circumstances, or for other reasons. We may be required to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. Any future equity financing may be dilutive to our existing investors, and any future debt financing may include debt service requirements and financial and other restrictive covenants that may constrain our operations and growth strategies. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected. Consolidated Entities Our cash equivalents and investment securities consist primarily of money market funds, U.S. government debt securities, and corporate debt securities. At December 31, 2024 and 2023, total restricted and unrestricted cash, cash equivalents, and investments were $437.6 million and $417.3 million, respectively. These totals consist of $243.1 million and $228.6 million at December 31, 2024 and December 31, 2023, respectively, that specifically relate to available-for-sale and held-to-maturity investment securities. Unregulated Entities At December 31, 2024 and December 31, 2023, total restricted and unrestricted cash, cash equivalents, and investments for the parent company, Clover Health Investments, Corp., and unregulated subsidiaries were $151.5 million and $136.8 million, respectively, with the increase at December 31, 2024 primarily reflecting cash provided by operating activities. We operate as a holding company in a highly regulated industry. As such, we may receive dividends and administrative expense reimbursements from our subsidiaries, two of which are subject to regulatory restrictions. We continue to maintain significant levels of aggregate excess statutory capital and surplus in our state-regulated insurance subsidiaries. Cash, cash equivalents, and investments at the parent company were $146.8 million and $74.0 million at December 31, 2024 and December 31, 2023, respectively. Our unregulated subsidiaries held $4.8 million and $62.8 million of cash, cash equivalents, restricted cash, and investments at December 31, 2024 and December 31, 2023, respectively. 69

Regulated Entities At December 31, 2024 and December 31, 2023 total cash, cash equivalents, restricted cash, and investments for our regulated subsidiaries were $286.1 million and $280.5 million, respectively. Additionally, our regulated insurance subsidiaries held $243.1 million and $203.4 million of available-for-sale and held-to-maturity investment securities at December 31, 2024 and December 31, 2023, respectively. Our use of operating cash derived from our unregulated subsidiaries is generally not restricted by departments of insurance (or comparable state regulatory agencies). Our regulated insurance subsidiaries have not paid dividends to the parent, and applicable insurance laws restrict the ability of our regulated insurance subsidiary to declare and pay dividends to the parent. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our regulated insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. For a detailed discussion of our regulatory requirements, including aggregate statutory capital and surplus as well as dividends paid from the subsidiaries to the parent, please refer to Notes 19 "Dividend Restrictions", 20 "Statutory Equity and Income", and 21 "Regulatory Matters" to the consolidated financial statements included in this Form 10-K, as well as in Part I. Cash Flows The following table summarizes our consolidated cash flows for the years ended December 31, 2024 and 2023. Year ended December 31, 2024 2023 (in thousands) Cash Flows Data: Net cash provided by (used in) operating activities from continuing operations $ 82,450 $ (35,148) Net cash provided by investing activities 565 140,013 Net cash used in financing activities (17,361) (5,070) Increase in cash, cash equivalents, and restricted cash from continuing operations $ 65,654 $ 99,795 Cash Requirements Our cash requirements within the next twelve months include medical claims payable, accounts payable and accrued liabilities, current liabilities, purchase commitments, and other obligations. We expect the cash required to meet these obligations to be primarily generated through cash, cash equivalents, restricted cash, short-term investments, and our current projections of cash flows from operations. Operating Activities from Continuing Operations Our largest source of operating cash flows is capitated payments from CMS. Our primary uses of cash from operating activities are payments for medical benefits and payments of operating expenses. For the year ended December 31, 2024, Net cash provided by operating activities was $82.5 million, which reflects a Net loss from continuing operations of $46.3 million. Non-cash activities primarily included a $114.3 million charge to Stock-based compensation expense. For the year ended December 31, 2023, Net cash used in operating activities was $35.1 million, which reflects a Net loss from continuing operations of $210.1 million. Non-cash activities primarily included a $140.9 million charge to Stock-based compensation expense, $15.9 million Goodwill and intangible asset impairment, $7.2 million amortization of the 2022 Premium deficiency reserve, and a $4.7 million Loss on investment. Investing Activities Net cash provided by investing activities for the year ended December 31, 2024 of $0.6 million was primarily due to $203.4 million provided from the sale and maturity of investment securities. This was offset by $201.2 million used to purchase investments. Net cash provided by investing activities for the year ended December 31, 2023, of $140.0 million was primarily due to $316.2 million provided from the sale and maturity of investment securities. This was offset by $175.6 million used to purchase investments. For additional information regarding our investing activities, please refer to Note 3 "Investment Securities" to our consolidated financial statements included in this Form 10-K. 70

Financing Activities Net cash used in financing activities for the year ended December 31, 2024 of $17.4 million was primarily the result of the acquisition of $16.5 million in Treasury stock and repurchases of $1.8 million of Class A Common stock. Net cash used in financing activities for the year ended December 31, 2023 of $5.1 million was primarily the result of the acquisition of $6.2 million in Treasury stock. Financing Arrangements There have been no material changes to our financing arrangements at December 31, 2024. Contractual Obligations and Commitments We believe that funds from projected future operating cash flows, cash, cash equivalents, and investments will be sufficient for future operations and commitments, and for capital acquisitions and other strategic transactions, over at least the next 12 months. Material cash requirements from known contractual obligations and commitments at December 31, 2024 include operating lease obligations of $2.3 million. These commitments are associated with contracts that were enforceable and legally binding at December 31, 2024, and that specified all significant terms, including fixed or minimum serves to be used, fixed, minimum, or variable price provisions, and the approximate timing of the actions under the contracts. There were no other material cash requirements from known contractual obligations and commitments at December 31, 2024. For additional information regarding our remaining estimated contractual obligations and commitments, see Note 13 "Commitments and Contingencies" and Note 22 "Discontinued Operations" in the accompanying notes to the consolidated financial statements included in this Form 10-K. Indemnification Agreements In the ordinary course of business, we enter into agreements, with various parties (providers, vendors, consultants, etc.), with varying scope and terms, pursuant to which we may agree to defend, indemnify, and hold harmless the other parties from any claim, demand, loss, lawsuit, settlement, judgment, fine, or other liability, and all related expenses that may accrue therefrom (including reasonable attorneys' fees), arising from or in connection with third party claims, including, but not limited to, negligence, recklessness, willful misconduct, fraud, or otherwise wrongful act or omission with respect to our obligations under the applicable agreements. Off-balance Sheet Arrangements We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources. Critical Accounting Policies and Estimates Our consolidated financial statements are prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. We evaluate, on an ongoing basis, our significant accounting estimates, which include, but are not limited to, net claims and claims adjustment expense and revenue recognition, including the risk adjustment provisions related to Medicare contracts. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions, which could impact our reported results of operations and financial condition. We believe that the accounting policies and estimates described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 "Summary of Significant Accounting Policies" to the consolidated financial statements included in this Form 10-K. 71

Net Medical Claims Incurred

Insurance net medical claims incurred is recognized in the period in which services are provided and includes paid claims and an estimate of the cost of services that have been incurred but not yet reported ("IBNR") and certain other unpaid claims and adjustments. IBNR represents a substantial portion of our unpaid claims, as reflected below:

	Year ended December 31,			
	2024		2023	
	Total	%	Total	%
	(dollars in thousands)			
IBNR	$ 131,230	83.9 %	$ 121,961	89.0 %
Other unpaid claims	19,862	12.7	10,261	7.5
Claims adjustment expense	5,304	3.4	4,878	3.6
Total unpaid claims and claims adjustment expense	$ 156,396	100.0 %	$ 137,100	100.0 %

Management determines the unpaid claims and claims adjustment expense with a supplemental perspective provided by a third-party actuarial firm. We estimate our unpaid claims by following a detailed actuarial process that uses both historical claim payment patterns as well as emerging medical expense trends to project the best estimate of claims liabilities. These data and trends include historical data adjusted for claims receipt and payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, changes in membership, provider billing practices, benefit changes, known outbreaks of disease, or increased incidence of illness such as influenza, the incidence of high-dollar or catastrophic claims, and other relevant factors. These factors are used to determine our lag-dependent completion factors, which represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the period-end date to estimate the ultimate claim expense incurred for the period.

The completion factors are the most significant factor impacting the IBNR estimate. We continually adjust our completion factor with our knowledge of recent events that may impact current completion factors when establishing our reserves. Because our reserving practice is to consistently recognize the actuarial best estimate using an assumption of moderately adverse conditions as required by actuarial standards, there is a reasonable possibility that there could be variances between actual completion factors and those assumed in our December 31, 2024 and 2023 unpaid claim estimates.

Actuarial standards require the use of assumptions based on moderately adverse experience, and as such, a provision for adverse deviation ("PAD") is recognized on current reserves and released on prior reserves. For further discussion of our reserving methodology, including our use of completion factors to estimate IBNR, refer to Note 2 "Summary of Significant Accounting Policies" in the consolidated financial statements included in this Form 10-K.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 "Summary of Significant Accounting Policies" in the accompanying notes to the consolidated financial statements included in this Form 10-K for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Our primary market risk has been interest rate risk associated with investments in instruments with fixed maturities. We do not have material exposure to commodity risk.

We are also exposed to credit risk on our investment portfolio. We manage the exposure to credit risk in our portfolio by investing in high quality securities and diversifying our holdings.

We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. Our investment policy is focused on preservation of capital, liquidity and earning a modest yield. Substantially all of our investment portfolio is invested in U.S. Treasury fixed maturity securities. At December 31, 2024, none of our fixed maturity securities portfolio was unrated or rated below investment grade.

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Inflation Risk The United States economy continues to be impacted by inflation. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of Operating expenses as a percentage of Total revenues if the premiums earned or other payments we receive from CMS do not increase with these increased costs. We continue to monitor the potential impacts from inflation and are prepared to respond to inflationary pressures as necessary. 73

Item 8. Financial Statements and Supplementary Data. Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Clover Health Investments, Corp. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Clover Health Investments, Corp. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2025 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. 74

Valuation of incurred but not reported reserves Description of the Matter As of December 31, 2024, the Company’s unpaid claims was $156.4 million, a significant portion is incurred but not reported reserves. As discussed in Notes 2 and 9 to the consolidated financial statements, the Company’s incurred but not reported (IBNR) liability is determined by using actuarial methods that include a number of factors and assumptions, including completion factors, which seek to measure the cumulative percentage of claims expense that have been paid as of the reporting date based on historical claim payment patterns, and assumed medical cost trend factors, which represent an estimate of claims expense based on recent claims expense levels and medical cost levels. There is significant uncertainty inherent in determining management’s best estimate of completion and trend factors, which are used to calculate actuarial estimates of IBNR. Auditing management’s best estimate of the IBNR was complex and required the involvement of our actuarial specialists due to the highly judgmental nature of completion and trend factor assumptions used in the valuation process. These assumptions have a significant effect on the valuation of the IBNR liability. How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s actuarial process for estimating the liability for incurred but not reported reserves. These audit procedures included among others, testing management review controls over the application of the actuarial assumptions within the reserve models and the review and approval processes that management has in place for estimating the liability for incurred but not reported reserves. To test the Company’s liability for IBNR, our audit procedures included, among others, testing the completeness and accuracy of data used in the calculation by testing reconciliations of underlying claims and membership data recorded in source systems to the actuarial reserving calculations, and comparing a sample of claims to source documentation. We involved actuarial specialists to assist with our audit procedures, which included, among others, evaluating the methodologies and assumptions applied by the Company in determining the IBNR and independently calculating a range of IBNR estimates for comparison to management’s actuarial best estimate of the IBNR. Additionally, we performed a review of the prior period IBNR liabilities to subsequent claims development. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2018. New York, New York March 3, 2025 75

CLOVER HEALTH INVESTMENTS, CORP.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share amounts)

	December 31, 2024	December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 194,543	$ 116,407
Short-term investments	—	12,218
Investment securities, available-for-sale (Amortized cost: 2024: $27,153; 2023: $101,412)	26,997	100,702
Investment securities, held-to-maturity (Fair value: 2024: $15; 2023: $6,778)	15	6,902
Accrued retrospective premiums	41,253	22,076
Healthcare receivables	51,539	64,164
Prepaid expenses	13,174	14,418
Other assets, current	15,603	18,612
Assets related to discontinued operations (Note 22)	—	72,471
Total current assets	343,124	427,970
Investment securities, available-for-sale (Amortized cost: 2024: $203,147; 2023: $121,868)	201,719	120,208
Investment securities, held-to-maturity (Fair value: 2024: $13,913; 2023: $692)	14,343	793
Property and equipment, net	5,307	5,082
Other intangible assets	2,990	2,990
Other assets, non-current	13,259	13,628
Total assets	$ 580,742	$ 570,671
Liabilities and Stockholders' Equity		
Current liabilities		
Unpaid claims	$ 156,396	$ 137,100
Accounts payable and accrued expenses	34,564	37,184
Accrued salaries and benefits	19,090	20,951
Other liabilities, current	3,466	5,781
Liabilities related to discontinued operations (Note 22)	—	60,099
Total current liabilities	$ 213,516	$ 261,115
Other liabilities, non-current	26,083	23,162
Total liabilities	$ 239,599	$ 284,277
Commitments and Contingencies (Note 13)		
Stockholders' equity		
Class A Common Stock, $0.0001 par value; 2,500,000,000 shares authorized at December 31, 2024 and December 31, 2023; 414,493,051 and 401,183,882 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	41	40
Class B Common Stock, $0.0001 par value; 500,000,000 shares authorized at December 31, 2024 and December 31, 2023; 89,032,305 and 87,867,732 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	9	9
Additional paid-in capital	2,576,471	2,461,238
Accumulated other comprehensive loss	(1,584)	(2,370)
Accumulated deficit	(2,202,803)	(2,159,794)
Less: Treasury stock, at cost; 18,752,947 and 7,912,750 shares held at December 31, 2024 and December 31, 2023, respectively	(30,991)	(12,729)
Total stockholders' equity	341,143	286,394
Total liabilities and stockholders' equity	$ 580,742	$ 570,671

The accompanying notes are an integral part of these consolidated financial statements.

76

CLOVER HEALTH INVESTMENTS, CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Dollars in thousands, except per share and share amounts) Year ended December 31, 2024 2023 2022 Revenues: Premiums earned, net (Net of ceded premiums of $399, $444, and $470 for the year ended December 31, 2024, 2023, and 2022, respectively) $ 1,344,881 $ 1,235,769 $ 1,084,869 Other income 26,250 24,774 11,683 Total revenues 1,371,131 1,260,543 1,096,552 Operating expenses: Net medical claims incurred 1,006,327 1,004,590 993,073 Salaries and benefits 232,454 257,157 278,725 General and administrative expenses 176,480 183,089 203,678 Impairment of goodwill and other intangible assets — 15,945 — Premium deficiency reserve benefit — (7,239) (93,517) Depreciation and amortization 1,331 2,509 1,187 Restructuring costs 288 9,821 — Other expense — — 70 Total operating expenses 1,416,880 1,465,872 1,383,216 Loss from continuing operations (45,749) (205,329) (286,664) Change in fair value of warrants 50 86 (900) Interest expense — 7 1,333 Amortization of notes and securities discounts — — 30 Loss (gain) on investment 467 4,726 (9,217) Gain on debt extinguishment on note payable — — (23,326) Net loss from continuing operations (46,266) (210,148) (254,584) Net income (loss) from discontinued operations 3,257 (3,213) (84,983) Net loss $ (43,009) $ (213,361) $ (339,567) Per share data: Basic and diluted weighted average number of class A and class B common shares and common share equivalents outstanding 490,018,730 482,176,127 476,244,262 Continuing operations: Basic and diluted loss per share $ (0.09) $ (0.44) $ (0.53) Discontinued operations: Basic and diluted earnings (loss) per share $ 0.01 $ (0.01) $ (0.18) Net unrealized gain (loss) on available-for-sale investments 786 7,004 (7,440) Comprehensive loss $ (42,223) $ (206,357) $ (347,007) The accompanying notes are an integral part of these consolidated financial statements. 77

CLOVER HEALTH INVESTMENTS, CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Treasury Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2021	**352,645,626**	**$ 34**	**118,206,768**	**$ 12**	**14,730**	**$ (147)**	**$ 2,154,187**	**$ (1,616,015)**	**$ (1,934)**	**$ 540,040**
Stock issuance for exercise of stock options, net of early exercise liability	4,367,985	—	—	—	—	—	1,400	—	—	1,400
Stock-based compensation	—	—	—	—	—	—	164,305	—	—	164,305
Vested restricted stock units	2,974,581	—	1,677,873	—	—	—	—	—	—	—
Vested performance stock units	8,951	—	—	—	—	—	—	—	—	—
Unrealized holdings gain on investment securities, available-for-sale	—	—	—	—	—	—	—	—	(7,440)	(7,440)
Conversion from class B common stock to class A common Stock	25,489,789	3	(25,489,789)	(3)	—	—	—	—	—	—
Treasury stock	(2,058,022)	—	—	—	2,058,022	(6,362)	—	—	—	(6,362)
Issuance of common stock under employee stock purchase plan	569,808	—	—	—	—	—	—	—	—	—
Activities from seek dissolution	—	—	—	—	—	—	(735)	—	—	(735)
Derecognition of non-controlling interest	—	—	—	—	—	—	—	—	—	(3,903)
Net loss	—	—	—	—	—	—	—	(339,567)	—	(339,567)
Balance, December 31, 2022	**383,998,718**	**$ 37**	**94,394,852**	**$ 9**	**2,072,752**	**$ (6,509)**	**$ 2,319,157**	**$ (1,955,582)**	**$ (9,374)**	**$ 347,738**
Change in accounting policy	—	—	—	—	—	—	—	9,149	—	9,149
Adjusted balance, beginning of period	**383,998,718**	**$ 37**	**94,394,852**	**$ 9**	**2,072,752**	**$ (6,509)**	**$ 2,319,157**	**$ (1,946,433)**	**$ (9,374)**	**$ 356,887**
Stock issuance for exercise of stock options, net of early exercise liability	79,189	—	—	—	—	—	34	—	—	34
Stock-based compensation	—	—	—	—	—	—	140,931	—	—	140,931
Vested restricted stock units	14,117,561	2	1,773,104	—	—	—	—	—	—	2
Unrealized holdings gain on investment securities, available for sale	—	—	—	—	—	—	—	—	7,004	7,004
Conversion from class B common stock to class A common stock	8,300,224	1	(8,300,224)	—	—	—	—	—	—	1
Treasury stock	(5,839,998)	—	—	—	5,839,998	(6,220)	—	—	—	(6,220)
Issuance of common stock under employee stock purchase plan	528,188	—	—	—	—	—	1,116	—	—	1,116
Net loss	—	—	—	—	—	—	—	(213,361)	—	(213,361)
Balance, December 31, 2023	**401,183,882**	**$ 40**	**87,867,732**	**$ 9**	**7,912,750**	**$ (12,729)**	**$ 2,461,238**	**$ (2,159,794)**	**$ (2,370)**	**$ 286,394**
Stock issuance for exercise of stock options, net of early exercise liability	409,594	—	—	—	—	—	709	—	—	709
Stock-based compensation	—	—	—	—	—	—	114,331	—	—	114,331
Vested restricted stock units	22,671,645	2	1,781,633	—	—	—	—	—	—	2
Unrealized holdings gain on investment securities, available for sale	—	—	—	—	—	—	—	—	786	786
Conversion from class B common stock to class A common stock	617,060	—	(617,060)	—	—	—	—	—	—	—
Treasury stock	(9,001,888)	(1)	—	—	9,001,888	(16,490)	—	—	—	(16,491)
Issuance of common stock under employee stock purchase plan	451,067	—	—	—	—	—	193	—	—	193
Repurchases of common stock	(1,838,309)	—	—	—	1,838,309	(1,772)	—	—	—	(1,772)
Net loss	—	—	—	—	—	—	—	(43,009)	—	(43,009)
Balance, December 31, 2024	**414,493,051**	**$ 41**	**89,032,305**	**$ 9**	**18,752,947**	**$ (30,991)**	**$ 2,576,471**	**$ (2,202,803)**	**$ (1,584)**	**$ 341,143**

The accompanying notes are an integral part of these consolidated financial statements.

78

CLOVER HEALTH INVESTMENTS, CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31, 2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (43,009)	$ (213,361)	$ (339,567)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization expense	1,331	2,509	1,187
Amortization of notes and securities discounts and debt issuance costs	—	—	30
Stock-based compensation	114,331	140,931	164,305
Change in fair value of warrants and amortization of warrants	50	86	(900)
Accretion, net of amortization	(2,524)	(4,014)	(1,503)
Accrued interest earned	(571)	—	—
Net realized (losses) gains on investment securities	(480)	(20)	267
Gain on extinguishment of note payable	—	—	(23,326)
Loss (gain) on investment	467	4,726	(9,217)
Impairment of goodwill and other intangible assets	—	15,945	—
Premium deficiency reserve	—	(7,239)	(93,517)
Changes in operating assets and liabilities:			
Accrued retrospective premiums	(19,177)	(1,689)	14,536
Prepaid expenses	1,244	3,728	(3,415)
Other assets	2,852	8,859	(8,208)
Healthcare receivables	12,625	6,443	(22,565)
Unpaid claims	19,296	(294)	1,077
Accounts payable and accrued expenses	(2,620)	4,739	7,635
Accrued salaries and benefits	(1,971)	(2,901)	8,784
Other liabilities	606	6,404	(203)
Net cash provided by (used in) operating activities from continuing operations	82,450	(35,148)	(304,600)
Net cash (used in) provided by operating activities from discontinued operations	(47,605)	(109,514)	100,674
Net cash provided by (used in) operating activities	34,845	(144,662)	(203,926)
Cash flows from investing activities:			
Purchases of short-term investments, available-for-sale, and held-to-maturity securities	(201,241)	(175,567)	(369,396)
Proceeds from sales of short-term investments and available-for-sale securities	83,673	60,436	13,348
Proceeds from maturities of short-term investments and available-for-sale securities	119,689	255,728	472,098
Acquisition of business, net of cash acquired	—	—	(16,200)
Purchases of property and equipment	(1,556)	(584)	(4,467)
Acquisition of Clover Therapeutics Series A preferred shares	—	—	(250)
Net cash provided by investing activities	565	140,013	95,133
Cash flows from financing activities:			
Issuance of common stock, net of early exercise liability	709	34	1,400
Issuance of common stock under employee stock purchase plan, net of stock issuance costs	193	1,116	—
Treasury stock acquired	(16,491)	(6,220)	(6,362)
Repurchases of common stock	(1,772)	—	—
Net cash used in financing activities	(17,361)	(5,070)	(4,962)
Net increase (decrease) in cash and cash equivalents	18,049	(9,719)	(113,755)
Cash and cash equivalents, beginning of period	176,494	186,213	299,968
Cash and cash equivalents, end of period	$ 194,543	$ 176,494	$ 186,213
Reconciliation of cash and cash equivalents and restricted cash			
Cash and cash equivalents[(1)]	$ 194,543	$ 122,863	$ 103,791
Restricted cash[(1)]	—	53,631	82,422
Total cash, cash equivalents, and restricted cash[(1)]	$ 194,543	$ 176,494	$ 186,213
Supplemental disclosure of non-cash investing and financing activities			
Activities from Seek Dissolution	$ —	$ —	$ 735
Right-of-use assets obtained in exchange for lease liabilities	—	—	642
Recognition of equity method investments and preferred stock	—	—	8,644
Derecognition of non-controlling interest	—	—	3,903
Conversion of Clover Therapeutics convertible note to preferred stock	—	—	250

(1) Includes all applicable amounts for both continuing and discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

79

CLOVER HEALTH INVESTMENTS, CORP. Notes to the Consolidated Financial Statements 1. Organization and Operations Clover Health Investments, Corp. (collectively with its affiliates and subsidiaries, "Clover" or the "Company") is focused on empowering physicians to identify, manage, and treat chronic diseases early. Clover has centered its strategy on building and deploying technology through its flagship software platform, Clover Assistant, to help America's seniors receive better care at lower costs. Clover aims to provide affordable, high-quality Medicare Advantage plans ("MA"), including Preferred Provider Organization ("PPO") and Health Maintenance Organization ("HMO") plans, through its regulated insurance subsidiaries. The Company's regulated insurance subsidiaries consist of Clover Insurance Company and Clover HMO of New Jersey Inc., which operate the Company's PPO and HMO health plans, respectively. Medical Service Professionals of NJ, LLC, houses Clover's employed physicians and the related support staff for Clover's in-home care program. Clover's administrative functions and insurance operations are primarily operated by its Clover Health, LLC and Clover Health Labs, LLC subsidiaries. On April 1, 2021, the Company's subsidiary, Clover Health Partners, LLC ("Health Partners"), began participating as a Direct Contracting Entity ("DCE") in the Global and Professional Direct Contracting Model ("DC Model") of the Centers for Medicare and Medicaid Services ("CMS"), an agency of the United States Department of Health and Human Services, through which the Company had previously provided care to aligned Medicare fee-for-service ("FFS") beneficiaries (the "Non-Insurance Beneficiaries") through the Company's prior participation in ACO REACH Program, as defined herein. CMS redesigned the DC Model and renamed it the Accountable Care Organization ("ACO") Realizing Equity, Access, and Community Health ("REACH") ("ACO REACH") Model effective January 1, 2023. On December 1, 2023, the Company notified CMS that it will no longer participate as a REACH ACO in the CMS ACO Reach Program, effective as of the end of the 2023 performance year. The Company’s exit from the ACO REACH Program follows its November 2022 announcement of a strategic reduction in the number of ACO REACH participating physicians in 2023, and was made after the Company determined that it is in the Company's best interest to fully exit the ACO REACH Program starting with the 2024 performance year. The activity recognized during 2024 relates to prior performance years with CMS and are presented in discontinued operations for all periods presented in the consolidated financial statements. See Note 22 for further discussion of discontinued operations. Clover's approach is to combine technology, data analytics, and preventive care to lower costs and increase the quality of health and life of Medicare beneficiaries. Clover's technology platform is designed to use machine learning-powered systems to deliver data and insights to physicians in order to improve outcomes for beneficiaries through the early identification and management of chronic disease and drive down costs. Clover's MA plans generally provide access to a wide network of primary care providers, specialists, and hospitals, enabling its members to see any doctor participating in Medicare willing to accept them. Clover focuses on minimizing members' out-of-pocket costs and offers many plans that allow members to pay the same co-pays for primary care provider visits regardless of whether their physician is in- or out-of-network. During the second quarter of 2024, the Company launched Counterpart Health, Inc., a subsidiary of the Company which houses a new Software-as-a-Service (“SaaS”) and Tech Enabled Services Solution to bring the power of CA Technology to external payors and providers serving the Medicare eligible population. This external offering aims to equip clinician users with the Company's already built, clinician-centric, and AI-powered care management platform. Strategically, Counterpart Health, Inc., a subsidiary of Clover Health, aims to extend the benefits of data-driven proven technology and personalized care to a wider audience, enabling enhanced patient outcomes and reduced healthcare costs across the nation. Counterpart Health is complementary to Clover Health, and enables the Company to deploy and expand the reach of its existing technology asset for new potential growth and high margin business opportunities, with low startup costs. 80

The Company was originally incorporated as a Cayman Islands exempted company on October 18, 2019, as a special purpose acquisition company under the name Social Capital Hedosophia Holdings Corp. III ("SCH"). On October 5, 2020, SCH entered into a Merger Agreement (the "Merger Agreement") with Clover Health Investments, Corp., a corporation originally incorporated on July 17, 2014, in the state of Delaware ("Legacy Clover"). Pursuant to the Merger Agreement, on January 7, 2021, Asclepius Merger Sub Inc., a Delaware corporation and a newly formed, wholly-owned subsidiary of SCH ("Merger Sub"), merged with and into Legacy Clover. The separate corporate existence of Merger Sub ceased, Legacy Clover survived and merged with and into SCH, with SCH as the surviving corporation, and SCH was redomesticated as a Delaware corporation and renamed Clover Health Investments, Corp. (the "2021 Business Combination"). The 2021 Business Combination was accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the United States ("GAAP"). Under the guidance in Accounting Standards Codification ("ASC") 805, Legacy Clover is treated as the "acquirer" for financial reporting purposes, Legacy Clover is deemed the accounting predecessor of the combined business, and Clover Health Investments, Corp., as the parent company of the combined business, is the successor Securities and Exchange Commission ("SEC") registrant, meaning that Legacy Clover's consolidated financial statements for previous periods are disclosed in periodic reports filed with the SEC. As a result of the 2021 Business Combination, there were simultaneous changes to Legacy Clover's convertible securities, warrants, and convertible preferred stock. The 2021 Business Combination has had a significant impact on the Company's reported financial condition and results of operations as a consequence of the reverse recapitalization. The 2021 Business Combination closed on January 7, 2021, and on the following day the Company's Class A Common Stock and then outstanding public warrants were listed on the NASDAQ for trading in the public market. 2. Summary of Significant Accounting Policies Basis of presentation The Company's consolidated financial statements have been prepared in conformity with GAAP and include the accounts of the Company and its wholly-owned subsidiaries. In the opinion of management, the Company has made all necessary adjustments, which include normal recurring adjustments, necessary for a fair presentation of its financial condition and its results of operations for the periods presented. All material intercompany balances and transactions have been eliminated in consolidating these financial statements. Investments over which the Company exercises significant influence, but do not control, are accounted for using the applicable accounting treatment based on the nature of the investment. Use of estimates The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and the accompanying notes. The areas involving the most significant use of estimates are the amounts of incurred but not reported claims. Many factors can cause actual outcomes to deviate from these assumptions and estimates, such as changes in economic conditions, changes in government healthcare policy, advances in medical technology, changes in treatment patterns, and changes in average lifespan. Accordingly, the Company cannot determine with precision the ultimate amounts that it will pay for, or the timing of payment of actual claims, or whether the assets supporting the liabilities will grow to the level the Company assumes prior to payment of claims. If the Company's actual experience is different from its assumptions or estimates, the Company's reserves may prove inadequate. As a result, the Company would incur a charge to operations in the period in which it determines such a shortfall exists, which could have a material adverse effect on the Company's business, results of operations, and financial condition. Other areas involving significant estimates include risk adjustment provisions related to Medicare contracts and the valuation of the Company's investment securities, other intangible assets, reinsurance, premium deficiency reserve, warrants, embedded derivative related to convertible securities, stock- based compensation, recoveries from third parties for coordination of benefits, Direct Contracting benchmark, specifically cost trend and risk score estimates that can develop over time, and final determination of medical cost adjustment pools. 81

Reclassifications Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. These reclassification adjustments had no effect on the Company’s previously reported net loss. These include the following items: • Consolidated Balance Sheets - Other receivables & Surety bonds and deposits are now recognized within Other assets, current. Operating lease right-of-use assets and liabilities are recognized within Other assets, non-current and Other liabilities, non-current, respectively. Due to related parties is now recognized within Unpaid claims. Deferred revenue is now recognized within Other liabilities, current. • Consolidated Statements of Changes in Stockholders' Equity - Issuance of common stock under employee stock purchase plan activity is separately presented and no longer recognized within Issuance of common stock, net of early exercise liability. • Consolidated Statements of Cash Flows - All balance sheet reclassifications mentioned above are reflected in the corresponding line items of activity within the Consolidated Statements of Cash Flows. Issuance of common stock under employee stock purchase plan activity is separately presented and no longer recognized within Issuance of common stock, net of early exercise liability. Discontinued operations The results of operations for the Company's former Non-Insurance segment have been reclassified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Comprehensive Loss. Assets and liabilities related to the Company's former Non-Insurance segment have been reclassified as discontinued operations for all periods presented in the Consolidated Balance Sheets. Furthermore, all cash flow related activity related to Non-Insurance has all been reclassified on the Consolidated Statements of Cash Flows. Refer to Note 22 "Discontinued Operations" for additional information. Deferred revenue Premiums earned, net is recognized as income in the period members are entitled to receive services, risk adjustment revenue, and other ancillary income. Premiums received in advance of the service period are reported as deferred revenue on the Consolidated Balance Sheets and recognized within Premiums earned, net once earned. Premiums anticipated to be received within twelve months based on the documented diagnostic criteria of the Company's members are estimated and included in revenue for the period including the member months for which the payment is designated by CMS. Equity method of accounting and variable interest entities Investments in entities in which the Company does not have control but its ownership falls between 20.0% and 50.0%, or it has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. The Company continuously assesses its partially-owned entities to determine if these entities are variable interest entities ("VIEs") and, if so, whether the Company is the primary beneficiary and, therefore, required to consolidate the VIE. To make this determination, the Company applies a qualitative approach to determine whether the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or the rights to receive benefits from, the VIE that could potentially be significant to that VIE. If the Company has an interest in a VIE but is determined to not be the primary beneficiary, the Company accounts for the interest under the equity method of accounting. When the Company's carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company's consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized. Business Combinations The Company accounts for business acquisitions under ASC 805, Business Combinations. The total purchase consideration for an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets (including intangible assets) and liabilities assumed (including contingent liabilities) in an acquisition are measured initially at their fair values at the acquisition date. The Company recognizes goodwill to the extent that the fair value of the total purchase consideration is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. The Company includes the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date. Segment information The Company operates as one reportable segment, Insurance. The Insurance segment provides PPO and HMO plans to Medicare Advantage members in several states. 82

Cash and cash equivalents Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other highly liquid investments with original maturities of 90 days or less. The carrying values of these instruments approximate their respective fair value due to the short-term maturity of these investments. At December 31, 2024 and 2023, the Company had Cash and cash equivalents at financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, balances may exceed the FDIC insured limits. Management believes that credit risk related to those balances is minimal. Investment securities Short-term investments Short-term investments consist of investments that the Company expects to convert into cash within one year of the balance sheet date, including time deposits and debt securities, which have original maturities greater than 90 days. Short-term investments are measured at their amortized cost. The carrying values of these instruments approximate their respective fair value due to the short-term maturity of these investments. Investment securities, available-for-sale Investment securities, which consist entirely of debt securities with fixed or determinable payments and fixed maturity dates, that the Company purchases that are not classified as held-to-maturity, are classified as available-for-sale financial assets. The Company's available-for-sale investments are U.S. Treasury fixed maturity securities, corporate debt, commercial paper, certificate of deposit, and agency bonds. Available-for-sale investments are measured at fair value, and unrealized gains and losses, if any, are recorded in other comprehensive loss, net of applicable income taxes, until realized from a sale or an expected credit loss is recognized. Investment securities, held-to-maturity Investment securities, which consist entirely of debt securities with fixed or determinable payments and fixed maturity dates, where the Company has a positive intent and ability to hold to maturity, are classified as held-to-maturity financial assets. The Company's held-to-maturity investments are comprised of U.S. Treasury fixed maturity securities. The held-to-maturity investments are measured at amortized cost using the effective interest method less impairment. Unrealized holding gains or losses are not recognized. Impairment of investment securities Effective January 1, 2021, the Company adopted the provisions of ASC 326 and modified its accounting policy for the assessment of available-for-sale and held-to-maturity securities for impairment, as further described below. Prior to January 1, 2021, the Company applied the other-than-temporary impairment model for available-for-sale securities in an unrealized loss position which did not result in impairments for 2020 or 2019. Beginning on January 1, 2021, the Company adopted ASC 326, which retained many similarities from the previous other-than-temporary impairment model but eliminated the consideration of the length of time over which the fair value had been less than cost. Additionally, under ASC 326, the expected losses on securities are recognized through an allowance for credit losses rather than as a reduction in the amortized cost of the security. The Company identifies securities that are in an unrealized loss position and could potentially have an impairment. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, consolidated financial statements, revenue forecasts and cash flow projections as indicators of credit risks. The Company considers relevant facts and circumstances in evaluating the impairment of a security. Relevant facts and circumstances considered include (1) the extent to which the fair value has been below cost or amortized cost, (2) adverse conditions specifically related to the financial condition of the issuer or to the industry, (3) geographic area of the issuer, or the underlying collateral of a security including the current and future impact of any specific events, (4) the payment structure of the security, (5) changes in credit rating of the security by the rating agencies, and (6) the volatility of the fair value changes. There are a number of significant risks and uncertainties inherent in the process of monitoring impairments. These risks and uncertainties include (1) the risk that management's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) erroneous information or fraudulent consolidated financial statements could be provided to the Company's management to determine the fair value estimates and impairments, and (4) the risk that new information obtained by the Company, or changes in other facts and circumstances, could lead the Company to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to operations in a future period. 83

For available-for-sale securities whose fair value is less than their amortized cost that the Company does not intend to sell or is not required to sell, management evaluates the expected cash flows to be received as compared to amortized cost and determines if an expected credit loss has occurred. If an expected credit loss occurs, only the amount of the impairment related to the expected credit loss is recognized in income with the remainder, if any, of the loss recognized in other comprehensive loss. To the extent the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, management recognizes an impairment loss in income in an amount equal to the full difference between the amortized cost basis and the fair value. Expected cash flows to be received are evaluated as compared to amortized cost to determine if a credit loss has occurred. The amount of the credit loss component of the security is estimated as the difference between the amortized cost and the present value of the expected cash flows of the security. In developing the expected recovery analysis for debt securities, the Company reviews business prospects, credit ratings and available information from asset managers and rating agencies for individual securities. The present value is determined using the best estimate of future cash flows discounted at the implicit interest rate at the date of purchase. For the years ended December 31, 2024, 2023, and 2022, there was no impairment loss reported. Held-to-maturity securities are evaluated for potential credit loss on a collective basis. The estimate of credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Allowance for expected credit losses The Company assesses outstanding receivables at each period for credit risk. The majority of receivables are from CMS, a United States government entity that presents very limited credit risk. Other income Other income consists of income from operating subleases, miscellaneous revenue, investment income, commissions, realized gains and losses, and software as a services ("SaaS") and tech-enabled services. Investment income includes interest, dividends received or accrued on investments, and realized gains or losses. Investment income is reported as earned and is presented net of related investment expenses and expected credit losses. Realized gains or losses are recognized based on the specific identification method. Purchases and sales are recorded on a trade-date basis. Fair value measurements Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. To determine the fair value of its investments, the Company utilizes third-party valuation service providers to gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, currency rates and other market observable information, as applicable. The valuation models consider, among other things, observable market information as of the measurement date as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector and, when applicable, collateral quality and other issue or issuer specific information. When market transactions or other observable market data is limited, the extent to which judgment is applied in determining fair value is greatly increased. Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs are those that market participants operating within the same marketplace as the Company would use in pricing the Company's assets or liabilities based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Company are traded. 84

The fair value hierarchy includes three levels of inputs based on the degree to which the exit price is independently observable or determinable that may be used to measure fair value as described below: Level 1 – Valuations are based on quoted (unadjusted) market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis; Level 2 – Valuations are based on observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; Level 3 – Valuations are based on techniques that use significant inputs that are unobservable and reflect management's best estimate of what market participants would use when pricing the asset or liability, including assumptions about risk. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair values of actively traded investments securities are based on quoted market prices. Fair values of other investment securities are based on quoted market prices of identical or similar securities or based on observable inputs, like interest rates generally using a market valuation approach, or, less frequently, an income valuation approach, and are generally classified as Level 2. The Company obtains at least one price for each security from a third-party pricing service. These prices are generally derived from recently reported trades for identical or similar securities, including adjustments through the reporting date based upon observable market information. When quoted prices are not available, the third-party pricing service may use quoted market prices of comparable securities or a discounted cash flow analysis, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include benchmark yields, reported trades, credit spreads, broker quotes, default rates, and prepayment speeds. Concentrations of credit risk Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of Cash and cash equivalents. Cash and cash equivalents are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such balances. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk with its reinsurers. Capitalized software development costs - cloud computing arrangements The Company's cloud computing arrangements are mostly comprised of hosting arrangements that are mostly service contracts, whereby the Company gains remote access to use enterprise software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Implementation costs for cloud computing arrangements are capitalized if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. These capitalized implementation costs are presented in the Consolidated Balance Sheets within Prepaid expenses, and are generally amortized over the fixed, non-cancelable term of the associated hosting arrangement on a straight-line basis. 85

Deferred acquisition costs Acquisition costs directly related to the successful acquisition of new business, which are primarily made up of commissions costs, are deferred and subsequently amortized. Deferred acquisition costs are recorded within Other assets, current on the Consolidated Balance Sheets and are amortized over the estimated life of the related contracts. The amortization of deferred acquisition costs is recorded within General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. For the years ended December 31, 2024, 2023, and 2022 charges related to deferred acquisition costs of $10.5 million, $6.8 million, and $16.3 million, respectively, were recognized within General and administrative expenses. Warrants At December 31, 2022, the Company recognized exercisable private warrants which were embedded in several agreements as derivatives. These private warrants were accounted for as assets in accordance with ASC 815-40 and are presented within Other assets, non-current on the Consolidated Balance Sheets. The warrant assets are measured at fair value at inception and on a recurring basis until redeemed, with changes in fair value presented within Change in fair value of warrants within the Consolidated Statements of Operations and Comprehensive Loss. These private warrants were classified within Level 3 due to the subjectivity and use of estimates in the calculation of their fair value. Property and equipment, net Property and equipment, net is reported at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which are generally three to seven years. Leasehold improvements are amortized over the shorter of the remaining lease term or estimated useful life of the leasehold improvement. Repairs and maintenance costs are expensed as incurred. Costs related to the development of internal-use software that do not meet capitalization criteria are expensed as incurred. Gains and losses on sales or disposals of property and equipment are included within Other income. Property and equipment is reviewed for impairment periodically whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Losses are recognized in operations when the undiscounted future cash flows expected to result from the use of the asset are less than its carrying value. An impairment loss is recognized based on the excess of the carrying value over the fair value of the asset. Goodwill and other intangible assets Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. A component is considered a reporting unit if the component constitutes a business for which discrete financial information is available that is regularly reviewed by management. Management aggregates components into one reporting unit if they have similar economic characteristics. Goodwill is assigned to the reporting units that are expected to benefit from the specific synergies of the business combination. Management reviews goodwill for impairment to determine both the existence and amount of goodwill impairment, if any. Impairment tests are performed, at a minimum, in the fourth quarter of each year. Management first uses a qualitative assessment to determine if it is more likely than not that a reporting unit is impaired. The qualitative test is used as a screening to help determine if it is necessary to perform the quantitative test. If there are indicators that the fair value is less than the carrying amount of any reporting unit, management performs a quantitative assessment where management allocates the fair value of the reporting units to the assets and liabilities with the unallocated fair value representing an implied fair value of goodwill which is then compared to the carrying amount of goodwill. The impairment review requires management to make judgments in determining various assumptions with respect to changes in economic conditions, revenues, operating margins, growth rates and discount rates. There was no impairment of goodwill during the year ended December 31, 2024, $11.7 million impairment of goodwill for the year ended December 31, 2023, and no impairment for the year ended December 31, 2022. 86

Other intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition. Other intangible assets with indefinite useful lives are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. The annual impairment test for indefinite-lived intangible assets may be completed through a qualitative assessment to determine if the fair value of the indefinite-lived intangible assets is more likely than not greater than the carrying amount. The Company may elect to bypass a qualitative assessment, or if a qualitative assessment indicates it is more likely than not that the estimated carrying value exceeds the fair value, the Company will test for impairment using a quantitative process. If the Company determines that impairment of its intangible assets may exist, the amount of impairment loss is measured as the excess of carrying value over fair value. The estimates in the determination of the fair value of indefinite-lived intangible assets include the anticipated future revenues of the Company and the resulting cash flows. For the year ended December 31, 2024 there was no impairment related to intangible assets with indefinite useful lives, $4.2 million for the year ended December 31, 2023, and no impairment for the year ended December 31, 2022. Reinsurance In the normal course of business, the Company seeks to reduce losses by reinsuring certain levels of risk in areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. To minimize exposure to losses related to a reinsurer's inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the expected credit losses of Reinsurance recoverable is evaluated based upon a number of factors. Such factors include the amounts outstanding, history of losses, ratings of reinsurers, disputes, any collateral or letters of credit held and other relevant factors. The Company had no material credit allowances for Reinsurance recoverable at December 31, 2024 and 2023. Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contracts. Although reinsurance agreements contractually obligate reinsurers to reimburse the Company for their share of losses, they do not discharge the primary liability of the Company. The Company remains liable for unpaid claims and claims adjustment expenses associated with ceded insured risks if the assuming reinsurers fail to meet their contractual obligations. The costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contracts. Unpaid claims Unpaid claims and unpaid claims adjustment expenses include reported claims and incurred but not yet reported ("IBNR") claims, as well as the estimated expense of processing these claims. Management develops an estimate for IBNR using actuarial methodologies and assumptions, primarily based upon historical claim experience. Although there is considerable variability in such estimates, management believes that the unpaid claims and unpaid claims adjustment expense liability is adequate and represents management's best estimate of the ultimate cost of all reported and unreported claims incurred through the balance sheet date. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Changes in estimates are reflected in current consolidated operating results. Liabilities for both reported claims and IBNR not yet processed through the Company's systems are determined in the aggregate, employing actuarial methods that are commonly used by health insurance actuaries and meet actuarial standards of practice. Actuarial standards of practice require that the claim liabilities be appropriate under moderately adverse circumstances. Clover determines the amount of the liability for incurred but not paid claims by following a detailed actuarial process that uses both historical claim payment patterns as well as emerging medical cost trends to project the best estimate of claim liabilities. Under this process, historical paid claims data is formatted into "claim triangles," which compare claim incurred dates to the dates of claim payments. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the period-end date to estimate the ultimate claim expense incurred for the period. Actuarial estimates of incurred but not paid claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims. The Company's reserving practice is to consistently recognize an actuarial best estimate inclusive of a provision for moderately adverse conditions. This provision is reported as part of incurred claims. Medical claims incurred The Company recognizes the cost of medical claims in the period in which services are provided, including an estimate of the cost of medical claims IBNR. This methodology is applied for both the Company's Insurance and Non-Insurance operations. Medical claim expense reported within the Consolidated Statements of Operations and Comprehensive Loss includes direct medical expenses. 87

Direct medical expenses include amounts paid or payable to hospitals, physicians, pharmacy benefit managers, providers of ancillary services, mandatory supplemental benefits, and is inclusive of the medical expense related to the Company's employed clinicians providing in-home care. Recorded direct medical expenses are reduced by the amount of pharmacy rebates earned, which are estimated based on historical utilization of specific pharmaceuticals, current utilization and contract terms. Pharmacy rebates earned but not yet received from pharmaceutical manufacturers are included within Healthcare receivables within the Consolidated Balance Sheets. Overpayments to providers are recognized as a contra medical expense and reported within Other receivables within the Consolidated Balance Sheets. Premium deficiency reserve A liability for premium deficiency reserves is an actuarial estimate for anticipated losses on the Company's MA and MA Part D ("MAPD") business. The reserve is derived from the assessments performed and provides the amount by which insurance-related expenses are expected to exceed insurance revenues in addition to net investment income. There are key financial statement line items and associated drivers considered in determining the reserve. The most significant of financial statement line items considered when performing reserve assessments are premiums earned, net investment income, and insurance net medical claims incurred. Key inputs considered for premiums earned include expected enrollment changes, revenue rates, risk adjustment, and risk score forecasts. Key metrics considered for insurance net medical claims incurred include claims experience, benefit changes, membership mix, membership changes, and medical management programs. Administrative expenses are assessed for expenses directly and indirectly incurred in order to operate the insurance entities and cannot exceed a percentage of regulatory entity premiums earned due to contractual agreements. There are other operating activities that are considered in accordance with regulatory guidelines. The premium deficiency reserve assessment is performed on a quarterly basis. Every quarter, reserve assessments are made for the period following the most recently ended period through to the end of the current year. For the fourth quarter, assessments are made related to the entire subsequent fiscal year's projected net performance. If a reserve is deemed necessary, a liability and expense will be recognized as of the end of the quarter directly preceding the period for which the future loss is projected. That reserve will be amortized over the course of the contract period assessed to have expected insurance expenses that will exceed insurance revenues. The amortization of the reserve occurs ratably over the assessed contract period and will offset expected future losses. For purposes of calculating premium deficiency reserves, management groups contracts in a manner consistent with the method of acquiring, servicing, and measuring the profitability of such contracts. Revenue recognition Premiums earned, net Premiums revenue is recognized as income in the period members are entitled to receive services, and is net of estimated uncollectible amounts, retroactive membership adjustments, and any adjustments to recognize rebates under the minimum benefit ratios required under the Patient Protection and Affordable Care Act ("ACA"). Premiums received in advance of the service period are reported within Other liabilities on the Consolidated Balance Sheets and recognized as revenue when earned. Premiums anticipated to be received within twelve months based on the documented diagnostic criteria of the Company's enrollees are estimated and included in revenue for the period including the member months for which the payment is designated by CMS. CMS uses a risk-adjustment model which adjusts premiums paid to MA contracts, based on risk scores that are compared with the overall average risk scores for the relevant state and market pool. Generally, if a risk score is below the average risk score the Company is required to make a risk adjustment payment into the risk pool, and if a risk score is above the average risk score the Company receives a risk adjustment payment from the risk pool. Risk adjustments can have a positive or negative retroactive impact to rates. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby prospective payments are based on the Company's estimated cost of providing standard Medicare-covered benefits to a member with an average risk profile. That baseline payment amount is adjusted to reflect the health status of enrolled membership. Under the risk- adjustment methodology, all MA plans must collect and submit the necessary diagnosis code information to CMS within prescribed deadlines. Estimated audit settlements are recorded as a reduction of premiums revenue within the Company's Consolidated Statements of Operations and Comprehensive Loss, based upon available information. Retrospective premiums involve the evaluation of past claims experience for the purpose of determining the actual cost of providing insurance for the customer. This evaluation is performed once every year and retrospective premiums are recognized in the year earned. 88

Medicare Advantage Part D Revenue Payments received from CMS and members from Clover's participation in the MAPD program are determined from the Company's annual bid and represent amounts for providing prescription drug insurance coverage and are recognized as premium revenue ratably over the term of the annual contract. Such CMS payments are subject to risk sharing through risk corridor provisions. The risk corridor provisions compare costs targeted in bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to the Company or require the Company to refund to CMS a portion of the premiums received. As risk corridor provisions are considered in the overall annual bid process, management estimates and recognizes an adjustment to premiums revenue related to these provisions based upon pharmacy claims experience. Management records a receivable or payable at the contract level on the Consolidated Balance Sheets. Reinsurance and low-income cost subsidies represent funding from CMS in connection with the MAPD program for which Clover assumes no risk. Reinsurance subsidies represent funding from CMS for its portion of prescription drug costs which exceed the member's out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent funding from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with the annual bid. A reconciliation and related settlement of CMS' prospective subsidies against actual prescription drug costs paid is made after the end of the year. Consumer discounts of 50.0% on brand name prescription drugs for participants in the coverage gap are funded by CMS and pharmaceutical manufacturers. The Company accounts for these subsidies and discounts within Other assets in the Consolidated Balance Sheets and as an operating activity in the Consolidated Statements of Cash Flows. The Company does not recognize premiums revenue or claim expenses for these subsidies or discounts. Leases At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company's control over the use of that identified asset. The Company does not recognize leases with a lease term of one year or less on its Consolidated Balance Sheets. Leases with a term greater than one year are recognized on the balance sheet as right-of-use ("ROU") assets and lease liabilities. The Company has sublease arrangements and recognizes sublease income from leasing excess space. Sublease income is recognized on a straight-line basis over the sublease term. At December 31, 2024 and 2023, the Company did not have any financing leases. Lease liabilities and their corresponding ROU assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the ROU asset may be required for items such as incentives received or initial direct costs. When an option to extend the lease exists, a determination is made whether that option is reasonably certain of exercise based on economic factors present at the measurement date and as circumstances may change. At December 31, 2024 and 2023, the Company did not include optional extension periods in the measurement of its leases as they were not reasonably certain of exercise. The Company monitors its plans to renew its material leases on a quarterly basis. Where the rates implicit in the Company's leases are not readily determinable, the Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment over the lease term. Historically, the rate implicit in the leases has not been readily determinable and the appropriate incremental borrowing rate has been utilized. To estimate the appropriate incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have a rating agency-based credit rating. Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only. In determining the classification of a lease as operating or finance, ASC 842, Leases, allows for the use of judgment in determining whether the assumed lease term is for a major part of the remaining economic life of the underlying asset and whether the present value of lease payments represents substantially all of the fair value of the underlying asset. The Company applies the bright line thresholds referenced in the lease guidance of 75.0% to represent "a major part" and 90.0% to represent "substantially all" as allowed in ASC 842 in evaluating leases for appropriate classification. These are applied consistently to the Company's entire portfolio of leases. 89

Stock-based compensation The Company measures and recognizes compensation expense for all stock-based awards, including Options and RSUs granted to employees, directors, and non-employee consultants, under certain equity incentive plans and stock purchase rights granted under the 2020 Employee Stock Purchase Plan ("ESPP") to employees, based on the estimated fair value of the awards on the date of grant. The fair value of each Option and stock purchase right is estimated using the Black-Scholes option-pricing model. The fair value of each RSU is based on the estimated fair value of the Company's common stock on the date of grant. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees' requisite service period, which is the vesting period, on a straight-line basis. The measurement date for non-employee awards is the date of grant without changes in the fair value of the award. Stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation expense is classified within the Consolidated Statements of Operations and Comprehensive Loss within Salaries and benefits. The Company recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur. The Company also grants certain awards that have performance-based vesting conditions, including performance restricted stock units that become eligible to vest based on achievement of certain Company or individual performance milestones (“Non-Market PRSUs”) and other performance restricted stock units that become eligible to vest if, prior to the vesting date, the average closing price of one share of the Company's common stock for ninety consecutive days equals or exceeds a specified price ("Market PRSUs"). Stock-based compensation expense for such awards is recognized using an accelerated attribution method from the time it is deemed probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. The grant date fair value of the Market PRSUs is recognized as expense over the vesting period under the accelerated attribution method and is not adjusted in future periods for the success or failure to achieve the specified market condition. The Company has also determined the requisite service period for the Market PRSUs with multiple performance conditions to be the longest of the explicit, implicit, or derived service period. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over an expected term, actual and projected employee stock option exercise behaviors, the risk- free interest rate for an expected term, and expected dividends. The assumptions used in the option-pricing model represent the Company's best estimates. These estimates involve inherent uncertainties and the application of judgment. If factors change and different assumptions are used, the Company's stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows: Expected term - For Options considered to be "plain vanilla" options, the Company estimates the expected term based on the simplified method, which is essentially the weighted average of the vesting period and contractual term, as the Company's historical option exercise experience does not provide a reasonable basis upon which to estimate the expected term. Expected volatility - The Company performs an analysis of the average volatility of a peer group of representative public companies with sufficient trading history over the expected term to develop an expected volatility assumption. The grant date fair value of the Market PRSUs is recognized as expense over the vesting period under the accelerated attribution method and is not adjusted in future periods for the success or failure to achieve the specified market condition. The grant date fair value of Market PRSUs is determined using a Monte Carlo simulation model that incorporates multiple valuation assumptions, including the probability of achieving the specified market condition, expected volatility and risk-free interest rate. There have been no Market PRSU awards granted during the years ended December 31, 2024 and 2023. The grant date fair value of Non-Market PRSUs is determined based on the closing price of the Company’s class A common stock. See Note 14 "Employee Benefit Plans" to the consolidated financial statements included in this Form 10-K for a complete description of the accounting for stock-based compensation awards. Comprehensive loss Comprehensive loss is a measurement of certain changes within Stockholders' equity that results from transactions and other economic events other than transactions with the stockholders. The cumulative amount of these changes is reported on the Consolidated Balance Sheets. Contingent liabilities The Company records a provision for a contingent liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. 90

Federal income taxes The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The Company also recognizes the future tax benefits such as net operating and capital loss carryforwards as deferred tax assets. A valuation allowance is provided against these deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Future years' tax expense may be increased or decreased by adjustments to the valuation allowance or to the estimated accrual for income taxes. Deferred tax assets and deferred tax liabilities are further adjusted for changes in the enacted tax rates. At December 31, 2024 and 2023, sufficient doubt existed over the Company's ability to generate sufficient taxable income to realize its deferred income tax assets, and accordingly, the Company provided a full valuation allowance against its deferred tax assets. The Company records tax benefits when it is more likely than not that the tax return position taken with respect to a particular transaction will be sustained. A liability for an uncertain tax position, if recorded, is not considered resolved until the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired, or the tax position is ultimately settled through examination, negotiation, or litigation. The Company did not have any material uncertain tax positions during the years ended December 31, 2024 and 2023. The Company classifies interest and penalties associated with uncertain tax positions in its provision for income taxes. The Company did not incur or record any interest and penalties related to uncertain tax positions at or during the years ended December 31, 2024 and 2023. General and administrative expenses General and administrative expenses include professional service fees, outside legal, tax and accounting service fees, insurance, software application and system expenses, advertising and marketing, lease and occupancy costs and other overhead costs. General and administrative expenses also include claim adjudication and processing costs. Net earnings (loss) per share The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potentially dilutive common shares. For purposes of this calculation, outstanding options, convertible preferred stock and warrants to purchase shares of convertible preferred stock are considered potential dilutive common shares. Recent accounting pronouncements Recently adopted accounting pronouncements In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update aim to improve reportable segment disclosures by requiring enhanced disclosures around significant segment expenses that are regularly provided to the chief operating decision maker. Additionally, ASU 2023-07 requires that all existing annual disclosures about segment profit or loss must be provided on an interim basis and clarifies that single reportable segment entities are subject to the disclosure requirement under Topic 280 in its entirety. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years beginning after December 15, 2024. A public entity should apply ASU 2023-07 retrospectively to all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company adopted this standard during the year ended December 31, 2024. The adoption did not have an overall material impact on the Company's consolidated financial statements. See Note 18 "Operating Segments" in the accompanying notes to the consolidated financial statements for further detail. 91

Accounting pronouncements effective in future periods In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update aim to provide more transparency regarding tax disclosures mainly related to the rate reconciliation and income taxes paid information. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements and related disclosures. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively, early adoption is permitted. In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update would require a public entity to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. ASU 2024-03 allows for early adoption and requires either prospective adoption to consolidated financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements and related disclosures. 3. Investment Securities The following tables present amortized cost and fair values of investments at December 31, 2024 and December 31, 2023, respectively: December 31, 2024 Amortized cost Accumulated unrealized gains Accumulated unrealized losses Fair value (in thousands) Investment securities, held-to-maturity U.S. government and government agencies and authorities $ 14,358 $ — $ (430) $ 13,928 Investment securities, available-for-sale U.S. government and government agencies and authorities 139,597 212 (1,548) 138,261 Corporate debt securities 88,753 196 (447) 88,502 Other 1,950 3 — 1,953 Total held-to-maturity and available-for-sale investment securities $ 244,658 $ 411 $ (2,425) $ 242,644 December 31, 2023 Amortized cost Accumulated unrealized gains Accumulated unrealized losses Fair value (in thousands) Investment securities, held-to-maturity U.S. government and government agencies and authorities $ 7,695 $ — $ (225) $ 7,470 Investment securities, available-for-sale U.S. government and government agencies and authorities 126,071 713 (3,070) 123,714 Corporate debt 95,354 165 (176) 95,343 Other 1,855 — (2) 1,853 Total held-to-maturity and available-for-sale investment securities $ 230,975 $ 878 $ (3,473) $ 228,380 92

The following table presents the amortized cost and fair value of debt securities at December 31, 2024, by contractual maturity: December 31, 2024 Held-to-maturity Available-for-sale Amortized cost Fair value Amortized cost Fair value (in thousands) Due within one year $ 15 $ 15 $ 27,153 $ 26,997 Due after one year through five years 14,232 13,827 203,147 201,719 Due after five years through ten years — — — — Due after ten years 111 86 — — Total $ 14,358 $ 13,928 $ 230,300 $ 228,716 For the years ended December 31, 2024, 2023, and 2022 respectively, net investment income, which is included within Other income within the Consolidated Statements of Operations and Comprehensive Loss, was derived from the following sources: Year ended December 31, 2024 2023 2022 (in thousands) Cash and cash equivalents $ 13,311 $ 9,063 $ 3,619 Short-term investments 855 1,812 1,797 Investment securities 8,588 7,499 2,127 Investment income, net $ 22,754 $ 18,374 $ 7,543 Gross unrealized losses and fair values aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows at December 31, 2024, and December 31, 2023, respectively: December 31, 2024 Less than 12 months Greater than 12 months Total Fair value Unrealized loss Fair value Unrealized loss Fair value Unrealized loss (in thousands, except number of positions) U.S. government and government agencies and authorities $ 78,065 $ (850) $ 39,542 $ (1,128) $ 117,607 $ (1,978) Corporate debt securities 53,009 (447) — — 53,009 (447) Total $ 131,074 $ (1,297) $ 39,542 $ (1,128) $ 170,616 $ (2,425) Number of positions 65 15 80 December 31, 2023 Less than 12 months Greater than 12 months Total Fair value Unrealized loss Fair value Unrealized loss Fair value Unrealized loss (in thousands, except number of positions) U.S. government and government agencies and authorities $ 12,584 $ (32) $ 61,628 $ (3,259) $ 74,212 $ (3,291) Corporate debt securities 61,007 (175) 5,017 (7) 66,024 (182) Total $ 73,591 $ (207) $ 66,645 $ (3,266) $ 140,236 $ (3,473) Number of positions 69 27 96 93

The Company did not record any credit allowances for debt securities that were in an unrealized loss position at December 31, 2024 and December 31, 2023. At December 31, 2024, all securities were investment grade, with credit ratings of BBB or higher by S&P Global or as determined by other credit rating agencies within the Company's investment policy. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in issuer or sector related credit spreads since the securities were acquired. The gross unrealized investment gains at December 31, 2024 were assessed, based on, among other things: • The relative magnitude to which fair values of these securities have been below their amortized cost was not indicative of an impairment loss; • The absence of compelling evidence that would cause the Company to call into question the financial condition or near-term prospects of the issuer of the applicable security; and • The Company's ability and intent to hold the applicable security for a period of time sufficient to allow for any anticipated recovery. Proceeds from sales and maturities of investment securities, inclusive of Short-term investments, and related gross realized gains (losses) which are included within Other income within the Consolidated Statements of Operations and Comprehensive Loss, were as follows for the year ended December 31, 2024, 2023, and 2022 respectively: Year ended December 31, 2024 2023 2022 (in thousands) Proceeds from sales of investment securities $ 83,673 $ 60,436 $ 13,348 Proceeds from maturities of investment securities 119,689 255,728 472,098 Gross realized gains 480 39 7 Gross realized losses — (19) (274) Net realized gains (losses) $ 480 $ 20 $ (267) At December 31, 2024 and 2023, the Company had $14.7 million, in deposits with various states and regulatory bodies that are included as part of the Company's cash, cash equivalents, and investment balances. 4. Fair Value Measurements The following tables present a summary of fair value measurements for financial instruments at December 31, 2024 and 2023, respectively: December 31, 2024 Level 1 Level 2 Level 3 Total fair value (in thousands) U.S. government and government agencies $ — $ 138,261 $ — $ 138,261 Corporate debt securities — 88,502 — 88,502 Other — 1,953 — 1,953 Warrants receivable — — 764 764 Total assets at fair value $ — $ 228,716 $ 764 $ 229,480 December 31, 2023 Level 1 Level 2 Level 3 Total fair value (in thousands) U.S. government and government agencies $ — $ 123,714 $ — $ 123,714 Corporate debt securities — 95,343 — 95,343 Other 1,853 — — 1,853 Warrants receivable — — 814 814 Total assets at fair value $ 1,853 $ 219,057 $ 814 $ 221,724 94

The changes in balances of Clover's Level 3 financial assets and liabilities during the years ended December 31, 2024 and 2023, and 2022 were as follows: Warrants receivable (in thousands) Balance, December 31, 2022 $ 900 Total unrealized losses 86 Balance, December 31, 2023 814 Total unrealized losses 50 Balance, December 31, 2024 $ 764 On November 14, 2022, the Company recognized contingent consideration of $3.0 million, for which the carrying value is approximately the same as the fair value, and was included as part of the consideration transferred for the 2022 Business Combination. This contingent consideration was reduced to zero by December 31, 2024 as a result of final payments related to the 2022 Business Combination. There were no transfers in or out of Level 3 financial assets or liabilities for the years ended December 31, 2024 or December 31, 2023. Private Warrants At December 31, 2023, the Company had exercisable private warrants which were embedded in several agreements as derivatives. These private warrants were accounted for as assets in accordance with ASC 815-40 and are presented within Other assets, non- current on the Consolidated Balance Sheets. The warrant assets are measured at fair value at inception and on a recurring basis until redeemed, with changes in fair value presented within Change in fair value of warrants within the Consolidated Statements of Operations and Comprehensive Loss. These private warrants were classified within Level 3 due to the subjectivity and use of estimates in the calculation of their fair value. These warrants at initial measurement date, December 31, 2023, were assessed to have a fair value of $0.8 million, with no other activity for the year ended December 31, 2023. The Company reassesses the fair values of the warrants based on updated estimates and for the year ended December 31, 2024, the Company recognized $0.1 million of unrealized losses. 5. Healthcare Receivables Healthcare receivables include pharmaceutical rebates that are accrued as they are earned and estimated based on contracted rebate rates, eligible amounts submitted to the manufacturers by the Company's pharmacy manager, pharmacy utilization volume, and historical collection patterns. Also included in Healthcare receivables are Medicare Part D settlement receivables, member premium receivables, and other CMS receivables. The Company reported $51.5 million and $64.2 million within Healthcare receivables at December 31, 2024 and December 31, 2023, respectively. 6. Related Party Transactions Related party agreements The Company has various contracts with IJKG Opco LLC (d/b/a CarePoint Health - Bayonne Medical Center), Hudson Hospital Opco, LLC (d/b/a CarePoint Health - Christ Hospital) and Hoboken University Medical Center Opco LLC (d/b/a CarePoint Health - Hoboken University Medical Center), which collectively do business as the CarePoint Health System ("CarePoint Health"), for the provision of inpatient and hospital-based outpatient services. CarePoint Health was ultimately held and controlled by Vivek Garipalli, the Company's Executive Chairman and a significant stockholder of the Company. In May 2022, Mr. Garipalli and his family completed a donation of their interest in CarePoint Health to a non-profit organization called CarePoint Health Systems, Inc. ("the CarePoint Nonprofit"). In September 2024, Sequoia Healthcare Services, LLC, an entity that Mr. Garipalli has an indirect interest in, transferred certain subsidiaries that provided services to CarePoint Health to the CarePoint Nonprofit. Following such transfer, neither Mr. Garipalli nor any entity he has an interest in currently provide any management services to CarePoint Health. However, Mr. Garipalli and certain affiliates of Mr. Garipalli are owed certain money from CarePoint Health for prior obligations. Expenses and fees incurred related to Clover's contracts with CarePoint Health, recorded in Net medical claims incurred, in the Consolidated Statements of Operations and Comprehensive Loss, were $7.0 million, $13.0 million, and $12.6 million for the years ended December 31, 2024, 2023, and 2022 respectively. Additionally, $1.0 million and $1.4 million were payable to CarePoint Health at December 31, 2024 and December 31, 2023, respectively. 95

The Company has a contract with Medical Records Exchange, LLC (formerly known as "ChartFast," now d/b/a Credo) pursuant to which the Company receives administrative services related to medical records retrieval via Credo's electronic applications and web portal platform. Expenses and fees incurred related to this agreement were $0.7 million, $0.8 million, and $0.3 million for the years ended December 31, 2024, 2023, and 2022 respectively. Vivek Garipalli, the Company's Executive Chairman and significant stockholder of the Company, is an indirect owner of Medical Records Exchange, LLC.

Since July 2, 2021, the Company has contracted with Thyme Care, Inc. ("Thyme Care"), an oncology care management company, through which Thyme Care was engaged to provide cancer care management services to the Company's Insurance members in New Jersey and develop a provider network to help ensure member access to high-value oncology care. The Company and Thyme Care have amended the terms of the engagement, effective April 1, 2023, to include additional clinical services available to Clover members as well as the value based payment terms. The Company entered into an agreement with Thyme Care effective September 23, 2020 where the Company purchased 1,773,049 shares (less than five percent (5%) of its class A common stock). The fair value of these shares is $1.8 million at December 31, 2024, and is recognized within Other assets, non-current, on the Consolidated Balance Sheet. In accordance with ASC 321, any changes in fair value associated with these shares are recognized within the Consolidated Statements of Operations and Comprehensive Loss. Mr. Garipalli is a member of the board of directors of Thyme Care and holds an equity interest of less than five percent (5%) of that entity. Expenses and fees incurred related to this agreement were $4.1 million and $2.3 million for the years ended December 31, 2024 and 2023, respectively. Additionally, $3.3 million and $0.2 million were payable to Thyme Care at December 31, 2024, and December 31, 2023, respectively.

7. Property and Equipment, Net

Property and equipment, net consisted of the following:

	Year ended December 31, 2024	Year ended December 31, 2023
	(in thousands)	
Capitalized software	$ 8,038	$ 6,482
Leasehold improvements	3,035	3,035
Office furniture and fixtures	35	35
Equipment	113	113
Property and equipment, gross	11,221	9,665
Less: accumulated depreciation and amortization	(5,914)	(4,583)
Property and equipment, net	$ 5,307	$ 5,082

Depreciation expense recorded by the Company was approximately $0.2 million, $0.4 million, and $0.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. Amortization expense recorded by the Company was approximately $1.2 million, $1.0 million, and $0.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

8. Other Intangibles

Other intangible assets

Other intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition. Other intangible assets with indefinite useful lives are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. The annual impairment test for indefinite-lived intangible assets may be completed through a qualitative assessment to determine if the fair value of the indefinite-lived intangible assets is more likely than not greater than the carrying amount. The Company may elect to bypass a qualitative assessment, or if a qualitative assessment indicates it is more likely than not that the estimated carrying value exceeds the fair value, the Company will test for impairment using a quantitative process. If the Company determines that impairment of its intangible assets may exist, the amount of impairment loss is measured as the excess of carrying value over fair value. The estimates in the determination of the fair value of indefinite-lived intangible assets include the anticipated future revenues of the Company and the resulting cash flows. At December 31, 2024 and 2023, there were no circumstances that indicate that the carrying amount of intangible assets deemed to have an indefinite useful life may not be recoverable.

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The following table presents details of the Company's other intangible assets at December 31, 2024 and 2023, respectively: 2024 2023 Weighted Average life Cost Accumulated Amortization Net Carrying Amount Cost Accumulated Amortization Impairment Net Carrying Amount (in thousands) Other intangible assets: Licenses Indefinite 2,990 — 2,990 2,990 — — 2,990 The Company does not estimate any amortization expense in the five succeeding fiscal years. 9. Unpaid Claims Activity within the liability for Unpaid claims, including claims adjustment expenses, for the years ended December 31, 2024 and 2023, respectively, is summarized as follows: Year ended December 31, 2024 2023 (in thousands) Gross and net balance, beginning of period $ 137,100 $ 137,395 Incurred related to: Current year 1,016,131 996,158 Prior years (30,539) (9,000) Total incurred 985,592 987,158 Paid related to: Current year 869,574 865,930 Prior years 96,722 121,523 Total paid 966,296 987,453 Gross and net balance, end of period $ 156,396 $ 137,100 The Company uses two methods of standard actuarial techniques to establish unpaid claims reserves. Management estimates are supported by the Company's actuarial analysis. The Company utilizes an internal actuarial team to review the adequacy of unpaid claim and unpaid claim adjustment expense. The estimation of claim costs is inherently difficult and requires significant judgment. The estimation has considerable inherent variability and can fluctuate significantly depending upon several factors, including medical cost trends and claim payment patterns, general economic conditions, and regulatory changes. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims. Management believes that the current reserves are adequate based on currently available information. Unpaid Claims for Insurance Operations Unpaid claims for Insurance operations were $156.4 million at December 31, 2024. During the year ended December 31, 2024, $96.7 million was paid for incurred claims attributable to insured events of prior years. A favorable development of $30.5 million was recognized during the year ended December 31, 2024, resulting from the Company's actual experience with claims developing differently as compared to the Company's estimates at December 31, 2023. A favorable development of $9.0 million was recognized during the year ended December 31, 2023, resulting from the Company's actual experience with claims developing differently as compared to the Company's estimates at December 31, 2022. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. The ratio of current year medical claims paid as a percentage of current year Net medical claims incurred was 85.6% for the year ended December 31, 2024, and 86.9% for the year ended December 31, 2023. This ratio serves as an indicator of claims processing speed, indicating that claims were processed at a slower rate during the year ended December 31, 2024, than during the year ended December 31, 2023. 97

The following tables provide information regarding incurred and paid claims development for medical claims, as well as cumulative claim frequency and the total of incurred but not reported liabilities at December 31, 2024, respectively:

	Cumulative incurred claims for the year ended December 31,				
Incurred year	**2022***	**2023***	**2024**	**Total IBNR**	**Number of reported claims**
	(in thousands)				(in ones)
2022 and prior	$ 2,822,738	$ 2,548,952	$ 2,540,609	$ 4,140	9,725,856
2023	—	996,158	973,962	5,699	3,225,433
2024	—	—	1,016,131	146,557	2,866,942
Total	$ 2,822,738	$ 3,545,110	$ 4,530,702	$ 156,396	15,818,231

	Cumulative net paid claims through December 31,		
Incurred year	**2022***	**2023***	**2024**
	(in thousands)		
2022 and prior	$ 2,680,476	$ 2,542,080	$ 2,536,469
2023	—	865,930	968,263
2024	—	—	869,574
Total	$ 2,680,476	$ 3,408,010	$ 4,374,306

* Unaudited supplemental information

The reconciliation of net incurred and paid claims development tables to unpaid claims and claims adjustment expenses for medical claims on the Consolidated Balance Sheets is as follows:

	December 31, 2024
	(in thousands)
Cumulative incurred claims, net	$ 4,530,702
Less: cumulative paid claims, net	4,374,306
Net unpaid claims, including claims adjustment expenses	$ 156,396

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10. Reinsurance

Medicare Advantage Reinsurance Agreement

On January 1, 2021, the Company renewed a specific excess loss reinsurance agreement to reinsure its MA plan liabilities in excess of approximately $0.4 million, $0.4 million, and $0.6 million per covered person per agreement terms for the years ended December 31, 2024, 2023, and 2022, respectively.

The effects of the reinsurance agreements on the accompanying consolidated financial statements for the years ended December 31, 2024, 2023, and 2022, respectively, are as follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Premiums earned, gross	$ 1,345,280	$ 1,236,213	$ 1,085,339
Premiums earned, ceded	(399)	(444)	(470)
Net premiums earned	$ 1,344,881	$ 1,235,769	$ 1,084,869

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Claims incurred, gross	$ 988,208	$ 987,654	$ 985,197
Claims incurred, ceded	(2,616)	(496)	(1,166)
Net claims incurred	$ 985,592	$ 987,158	$ 984,031

Reinsurance recoverable for the MA plan at December 31, 2024 and 2023, respectively, were comprised of the following:

	Year ended December 31,	
	2024	2023
	(in thousands)	
Reinsurance recoverable on paid claims, gross and net	$ 404	$ 46

Life Policies and Annuity Contracts

Clover acquired certain policies and related reinsurance agreements with the purchase of stock of Union Life Labor Insurance Company (Ullico) in April 2016. Ullico originally underwrote those policies which are primarily life policies and annuity contracts, prior to entering "run-off." All of the underwriting risk related to those policies and contracts has been ceded to third party reinsurers. A large portion of these cessions are in the form of 100% coinsurance where, in addition to the underwriting risk, administrative responsibilities, including premium collections and claim payments, are ceded to third party reinsurers.

Approximately $5.1 million of life insurance reserves at both December 31, 2024 and 2023, respectively, related to life insurance policies originally issued by Ullico are 100% coinsured with Southern Financial Life Insurance Company (SFLIC), a Louisiana domestic company, in full transfer of risk related to these policies. The life reserves are computed principally in accordance with Net Level Premium Method using mortality and persistency assumptions based upon the Company's experience and industry data. Interest rate assumptions used in establishing such reserves range from less than 1.0% to 4.5%. Under the arrangement, SFLIC is required to hold in trust an amount that covers all of the outstanding liabilities as of the reporting date.

Approximately $0.8 million and $0.9 million of annuity reserves at both December 31, 2024 and 2023, respectively, related to annuity contracts originally issued by Ullico, are 100% ceded to Sagicor Life Insurance Company, a Texas domestic company, in full transfer of risk related to these contracts. The annuity reserves are computed principally using assumptions based on the Company's experience and industry data. Interest rate assumptions used in establishing such reserves from less than 1.0%. Ceded life insurance and annuity reserves are included within other assets and gross life insurance and annuity reserves are included within other liabilities on the Consolidated Balance Sheets, respectively.

A reinsurance agreement between two entities transfers the underwriting risk and liabilities to the reinsurer while the insurer retains the contractual relationship with the ultimate insured. As such, these reinsurance agreements do not completely relieve the Company of its potential liability to the ultimate insured. However, given the transfer of underwriting risk, such potential liability is limited to the credit exposure which exists should the reinsurer be unable to meet its obligations under these reinsurance agreements. The Company evaluates its reinsurers on a regular basis including their ratings and financial conditions.

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11. Leases

Operating Leases

The Company leases office space in New Jersey, Georgia, and Hong Kong under non-cancelable operating leases. At December 31, 2024, the remaining terms of the operating leases were between one month and 39 months, and certain lease agreements contain provisions for future rent increases. For each lease, the Company recorded a right-of-use ("ROU") asset and lease liability at the earlier of the ASC 842 effective date or lease commencement date. The Company utilizes the straight-line method of recognizing lease expense. However, the Company is required to pay certain variable executory costs including common area maintenance, real estate taxes, and insurance that are expensed as incurred. These variable costs are excluded from the measurement of leases. Certain of the Company's leases include options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. The ability to terminate a lease is determined by the applicable lease terms and conditions. The Company is not reasonably certain that it will exercise the renewal or termination options. Therefore, these options are not recognized as part of the ROU asset and lease liability. The Company recognizes ROU assets within Other assets, non-current and lease liabilities within Other liabilities, current, and Other liabilities, non-current in the Consolidated Balance Sheets.

The Company subleases certain of its leases to third parties for which it receives rental income to manage occupancy costs. These subleases are classified as operating leases.

Summary of Lease Costs Recognized Under ASC 842:

The following table contains a summary of the lease costs recognized under ASC 842 and other information pertaining to the Company's operating leases for the years ended December 31, 2024, 2023, and 2022, respectively:

	Year ended December 31,		
	2024	**2023**	**2022**
		(in thousands)	
Operating lease cost	$ 1,295	$ 1,346	$ 2,651
Variable lease cost	51	51	56
Sublease income	(775)	(256)	(1,124)
Total lease cost	$ 571	$ 1,141	$ 1,583
Other information			
Cash paid for amounts included in the measurement of lease liabilities	$ 1,567	$ 1,907	$ 3,340
Weighted-average remaining lease term	3.3 years	4.5 years	5.2 years
Weighted-average discount rate	10.64 %	10.31 %	10.65 %

The following table summarizes the Company's future lease payments for non-cancelable operating lease liabilities at December 31, 2024:

	(in thousands)
2025	$ 1,260
2026	1,155
2027	1,190
2028	303
Total lease payments	3,908
Less: imputed interest	(581)
Total	$ 3,327

100

12. Variable Interest Entity and Equity Method of Accounting On February 4, 2022, Character Biosciences, Inc. (f/k/a Clover Therapeutics Company) ("Character Biosciences"), an affiliate of the Company, completed a private capital transaction in which it raised $17.9 million from the issuance of 16,210,602 shares of its preferred stock. Upon completion of the transaction, the Company owned approximately 25.46% of Character Biosciences. As a result, the Company reassessed its interest in Character Biosciences and determined that while Character Biosciences is a VIE, the Company is not considered the primary beneficiary of the VIE because it does not have the power, through voting or similar rights and the license agreements, to direct the activities of Character Biosciences that most significantly impact Character Biosciences' economic performance. On January 23, 2023, Character Biosciences, completed a second private capital transaction in which it raised additional capital from the issuance of additional shares of its preferred stock. Upon completion of this transaction, the Company's ownership percentage in Character Biosciences decreased to 23.92%. The Company determined that it does have a significant influence over Character Biosciences and, therefore, it began accounting for its common stock investment in Character Biosciences using the equity method on February 4, 2022. The Company derecognized all of Character Biosciences' assets and liabilities from its balance sheet and its noncontrolling interest related to Character Biosciences, and recognized the retained common stock and preferred stock equity interests at fair values of $3.7 million and $4.9 million, respectively, which are included in Equity method investment and Other assets, non-current on the Consolidated Balance Sheets. For the year ended December 31, 2022, the Company recognized a gain on investment of $9.2 million which is included within Loss (gain) on investment on the Consolidated Statements of Operations and Comprehensive Loss. As the Company applies the equity method to account for its common stock interest in Character Biosciences, the initial value of the investment is adjusted periodically to recognize (i) the proportionate share of the investee's net income or losses after the date of investment, (ii) additional contributions made and dividends or distributions received, and (iii) impairment losses resulting from adjustments to net realizable value. The Company eliminates all intercompany transactions in accounting for equity method investments and records the proportionate share of the investee's net income or loss in equity within gain on investment on the Consolidated Statements of Operations and Comprehensive Loss. In accordance with ASC 323, the Company recognized the proportionate share of Character Bioscience's net loss up to the investment carrying amount. As a result, the Company recognized a shared loss of $0.5 million for the year ended December 31, 2024. 13. Commitments and Contingencies Legal Actions Various lawsuits against the Company may arise in the ordinary course of the Company's business. Contingent liabilities arising from ordinary course litigation, income taxes and other matters are not expected to be material in relation to the financial position of the Company. At December 31, 2024, and December 31, 2023, respectively, there were no material known contingent liabilities arising outside the normal course of business other than as set forth below. In accordance with ASC No. 450-20, Loss Contingencies, we will record accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Securities Class Actions, Derivative Litigation and Investigations Beginning in February 2021, the Company received subpoenas from the SEC related to certain disclosures and aspects of our business as well as certain matters described in an article issued on February 4, 2021, by Hindenburg Research LLC (the "Hindenburg Article"). The Company cooperated with the SEC's investigation (the "Investigation"). The Hindenburg Article, which discussed, among other things, an inquiry by the U.S. Attorney's Office for the Eastern District of Pennsylvania relating to, among other things, certain of the Company’s arrangements with providers participating in its network and programs, and Clover Assistant, was the subject of the Company’s Current Report on Form 8-K dated February 5, 2021. As previously disclosed on the Company's Current Report on Form 8-K filed on September 30, 2024, by letter dated September 26, 2024 (the “Notice”), the Staff of the SEC Division of Enforcement notified the Company that the SEC had concluded the Investigation, and based on the information that the SEC had as of the date of the Notice, the Staff did not intend to recommend an enforcement action by the SEC against the Company relating to the Investigation. 101

In February 2021, the Company and certain of its directors and officers were named as defendants in putative class actions filed in the United States District Court for the Middle District of Tennessee: Bond v. Clover Health Investments, Corp. et al., Case No. 3:21- cv-00096 (M.D. Tenn.); Kaul v. Clover Health Investments, Corp. et al., Case No. 3:21-cv-00101 (M.D. Tenn.); Yaniv v. Clover Health Investments, Corp. et al., Case No. 3:21-cv-00109 (M.D. Tenn.); and Tremblay v. Clover Health Investments, Corp. et al., Case No. 3:21-cv-00138 (M.D. Tenn.). The complaints asserted violations of sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act. The Kaul action asserted additional claims under sections 11 and 15 of the Securities Act. The complaints generally related to allegations published in the Hindenburg Article. In April 2021, the Middle District of Tennessee class actions were consolidated under Bond v. Clover Health Investments, Corp. et al., Case No. 3:21-cv-00096 (M.D. Tenn.) as the lead case. On April 21, 2023, the parties to the securities class action entered into a memorandum of understanding providing for the settlement of the action. The Court approved the settlement and dismissed the action with prejudice on October 3, 2023. Under the settlement, the class received $22 million dollars (less an award of fees and expenses to the plaintiffs’ counsel), and the defendants (including the Company) received customary releases. The Company used $19.5 million in insurance proceeds to fund the settlement. The Company previously filed a lawsuit in Delaware state court against certain of its insurers for full payment of its liabilities related to this securities litigation. The Company intends to oppose any efforts by the carrier defendants to recoup insurance proceeds that they have advanced to date. Various shareholder derivative actions parallel to the securities class action were also filed, naming Clover as a nominal defendant. The first action was filed in the United States District Court for the District of Delaware and was captioned Furman v. Garipalli, et al., Case No. 1:21-cv-00191 (D. Del.). The second and third actions were filed in the United States District Court for the Middle District of Tennessee and were captioned Sun v. Garipalli, et al., Case No. 3:21-cv-00311 (M.D. Tenn.), and Luthra v. Garipalli, et al., Case No. 3:21-cv-00320 (M.D. Tenn.). The fourth action was filed in the United States District of Delaware and was captioned Wiegand v. Garipalli, et al., Case No. 1:21-cv-01053 (D. Del.). The fifth action was filed in the Supreme Court of the State of New York and was captioned Sankaranarayanan v. Palihapitiya, et al., Index No. 655420/2021 (N.Y. Sup. Ct., N.Y. Cnty.). The sixth action was filed in the Delaware Court of Chancery and was captioned Davies v. Garipalli, et al., No. 2021-1016-SG (Del. Ch.). The seventh action was filed in the Supreme Court of the State of New York and was captioned Uvaydov v. Palihapitiya, et al., Index No. 656978/2021 (N.Y Sup. Ct., N.Y. Cnty.). On June 21, 2023, the plaintiffs in the derivative lawsuits, on the one hand, and the Company, on the other hand, entered into a binding memorandum of understanding providing for the settlement of the derivative actions. On February 5, 2024, the parties executed a stipulation of settlement which, subject to final court approval, would provide the defendants in the derivative lawsuits with customary releases and will require the Company to implement a suite of corporate governance enhancements. On July 11, 2024, the United States District Court for the Middle District of Tennessee entered a final judgment approving the settlement. The settlement did not involve any monetary payment, other than payment of an award of fees and expenses to plaintiffs’ counsel in the amount of $2,500,000. Bylaw Litigation On March 26, 2024, a putative shareholder filed a class action suit against the Company and its directors and officers in Delaware Chancery Court challenging a Company bylaw governing the process for nominating a candidate to the board of directors as preclusive and coercive. The case is captioned Taylor v. Clinton, et al., Case No. 2024-0305 (Del. Ch.). In June 2024, the Company adopted an amendment to its bylaws mooting the litigation, and the plaintiffs voluntarily dismissed the suit, with the court retaining jurisdiction solely for the purpose of determining plaintiffs’ counsel’s application for attorneys’ fees and reimbursement (the “Fee Application”). On October 23, 2024, solely to avoid the time and expense of continued litigation, the Company and the plaintiffs agreed to resolve the Fee Application in exchange for a payment by the Company of $250,000 to Plaintiff’s counsel. The case is now closed. 14. Employee Benefit Plans Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan (the "401(k) Plan") covering eligible employees, which includes safe harbor matching contributions based on the amount of employees' contributions to the 401(k) Plan. The Company contributes to the 401(k) Plan annually 100.0% of the first 4.0% compensation that is contributed by the employee up to 4.0% of eligible annual compensation after one year of service. The Company's matching service contributions to the 401(k) Plan amounted to approximately $2.0 million, $1.8 million, and $1.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, and are included within Salaries and benefits on the Consolidated Statements of Operations and Comprehensive Loss. The Company's cash match is invested pursuant to the participant's contribution direction. Employer matching contributions are immediately 100.0% vested. 102

Stock-based Compensation The Company's 2020 Equity Incentive Plan (the "2020 Plan") provides for grants of restricted stocks units ("RSUs"), performance- based restricted stock units ("PRSUs") and stock options to acquire shares of the Company's common stock, to employees, directors, officers, and non-employee consultants of the Company and its affiliates, and the Company's 2020 Management Incentive Plan (the "2020 MIP") provides for grants of RSUs and PRSUs to the Company's Executive Chair and CEO. During the year ended December 31, 2021, the Company approved the 2020 Plan and the 2020 MIP, and the Company's 2014 Equity Incentive Plan (the "2014 Plan") was terminated. When the 2014 Plan was terminated, the outstanding awards previously granted thereunder were assumed by the Company, and no new awards are available for grant under the 2014 Plan. On March 9, 2022, the Board adopted the Company's 2022 Inducement Award Plan (the "Inducement Plan" and, collectively with the 2020 Plan, the 2020 MIP, and the 2014 Plan, the "Plans") without stockholder approval in accordance with NASDAQ's Listing Rules. Under the Inducement Plan, the Company may grant non- qualified stock options, RSUs, stock appreciation rights, and other stock or cash-based awards to an employee in connection with his or her commencement of employment, or following a bona fide period of non-employment, with the Company or an affiliate. The 2020 Plan has an evergreen provision that requires the number of shares available for issuance under the plan to be increased on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the last day of the 2024 fiscal year, in each case, in an amount equal to the lesser of (i) seven percent (7%) of the outstanding shares of Class A Common Stock on the last day of the immediately preceding fiscal year and (ii) such number of shares of Class A Common Stock determined by the Board; provided that for each fiscal year beginning with the 2025 fiscal year through the fiscal year that includes the expiration date of the plan, each such increase shall be reduced to the lesser of five percent (5%) of the outstanding shares of Class A Common Stock on the last day of the immediately preceding fiscal year or such number of shares as determined by the Board. The maximum number of shares of the Company's common stock reserved for issuance over the term of the Plans, shares outstanding under the Plans, and shares remaining under the Plans at December 31, 2024 were as follows: December 31, 2024 Shares Authorized Under Plans Shares Outstanding Under Plans Shares Remaining Under Plans 2014 Plan 54,402,264 34,212,856 N/A 2020 Plan 86,604,581 45,441,553 9,691,154 2020 MIP 33,426,983 23,398,889 — Inducement Plan 11,000,000 6,099,807 — The Plans are administered by the Talent and Compensation Committee of the Board (the "Compensation Committee"). Stock options granted under the Plans are subject to the terms and conditions described in the applicable Plan and the applicable stock option grant agreement. The exercise prices, vesting, and other restrictions applicable to the stock options are determined at the discretion of the Compensation Committee, except that the exercise price per share of incentive stock options may not be less than 100.0% of the fair market value of a share of common stock on the date of grant. Stock options awarded under the Plans expire 10 years after the grant date and generally vest over four or five years. The number of stock options granted is determined by dividing the approved grant date dollar value of an option by the Black Scholes option pricing value per share (as further discussed below). RSU awards are subject to the terms and conditions set forth in the Plans and the applicable RSU grant agreement. Vesting and other restrictions applicable to RSU awards are determined at the discretion of the Compensation Committee, but generally vest over one to four years from the date of grant. The number of RSUs granted is determined by dividing the cash value of an RSU award by the average closing price of a share of the Company's Class A common stock over a specified period through the date of grant. The total estimated grant date fair value is amortized over the requisite service period. 103

The Company recorded stock-based compensation expense for stock options, RSUs, and PRSUs granted under the Plans, and discounts offered in connection with the Company's 2020 Employee Stock Purchase Plan ("ESPP") of $114.3 million, $140.9 million, and $164.3 million during the years ended December 31, 2024, 2023, and 2022 respectively, and such expenses are presented within Salaries and benefits in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Compensation cost presented within Salaries and benefits within the accompanying Consolidated Statements of Operations and Comprehensive Loss were as follows: Year ended December 31, 2024 2023 2022 (in thousands) Stock options $ 1,853 $ 3,335 $ 3,445 RSUs 85,812 83,790 75,312 PRSUs 26,145 53,611 85,270 ESPP 521 195 278 Total compensation cost recognized for stock-based compensation plans $ 114,331 $ 140,931 $ 164,305 At December 31, 2024, there was approximately $402.2 million of unrecognized stock-based compensation expense related to unvested stock options, unvested RSUs, unvested PRSUs, and the ESPP. Stock Options The Company did not grant stock options during fiscal years 2024 and 2023. A summary of option activity under the 2020 Plan during the year ended December 31, 2024, was as follows: Number of stock options Weighted- average exercise price Outstanding, January 1, 2024 952,900 $ 8.88 Granted — — Exercised — — Forfeited (148,773) 8.87 Outstanding, December 31, 2024 804,127 $ 8.87 A summary of stock option activity under the 2014 Plan during the year ended December 31, 2024, was as follows: Number of stock options Weighted- average exercise price Outstanding, January 1, 2024 24,041,753 $ 1.45 Granted — — Exercised (451,162) 1.57 Forfeited (124,925) 3.46 Outstanding, December 31, 2024 23,465,666 $ 2.73 At December 31, 2024, outstanding stock options, substantially all of which are expected to vest, had an aggregate value of $22.1 million, and a weighted-average remaining contractual term of 4.45 years. At December 31, 2024, there were 24,042,790 stock options exercisable under the Plans, with an aggregate intrinsic value of $22.1 million, a weighted-average exercise price of $2.91 per share, and a weighted-average remaining contractual term of 4.45 years. The total value of stock options exercised during the years ended December 31, 2024, 2023, and 2022 was $0.9 million, $0.1 million, and $11.3 million respectively. Cash received from stock option exercises during the years ended December 31, 2024, 2023, and 2022 was $0.5 million, less than $0.1 million, and $1.0 million respectively. 104

Restricted Stock Units A summary of total RSU activity for the year ended December 31, 2024 is presented below: Number of RSUs Weighted- average grant date fair value per share Outstanding, January 1, 2024 56,928,405 $ 4.28 Granted 28,957,647 2.13 Released (21,848,638) 3.90 Forfeited (8,305,827) 1.89 Outstanding, December 31, 2024 55,731,587 $ 3.67 Performance Restricted Stock Units The Company has granted PRSUs to certain executives and key employees, which become eligible to vest based on achievement of certain Company or individual performance milestones (“Non-Market PRSUs”) and certain Company stock price targets (“Market PRSUs”), each as determined by the Compensation Committee. Market PRSUs will vest if prior to the vesting date the average closing price of one share of the Company's common stock for 90 consecutive days equals or exceeds a specified price. A significant portion of the total compensation cost recognized for stock-based compensation plans is attributable to Market PRSUs that vest based on pre- established milestones that primarily consist of the volume-weighted average stock closing price ranging from $20 to $30 for 90 consecutive days. The grant date fair value of the Non-Market PRSUs was based on the closing price of the Company’s Class A common stock and recognized as expense over the requisite performance period under the accelerated attribution method and is adjusted in future periods for the success or failure to achieve the specified performance condition. The grant date fair value of the Market PRSUs was determined using a Monte Carlo simulation model that incorporated multiple valuation assumptions, including the probability of achieving the specified market condition. Expense for Market PRSUs is recognized over the derived service period under the accelerated attribution method and is not adjusted in future periods for the success or failure to achieve the specified market condition. The assumptions that the Company used in the Monte Carlo model to determine the grant date fair value of Market PRSUs granted for the year ended December 31, 2021, were as follows: Year ended December 31, 2021 Expected volatility (1) 40.7 % Risk-free interest rate (2) 0.5 Dividend yield (3) — (1) Expected volatility is based on a blend of peer group company historical data adjusted for the Company's leverage. (2) Risk-free interest rate based on U.S. Treasury yields with a term equal to the remaining Performance Period at the grant date. (3) Dividend yield was assumed to be zero as the Company does not anticipate paying dividends. At December 31, 2024, the market condition component of these PRSUs has not been met, so the awards have not been earned. This expense represents most of the PRSU expense recognized for the year ended December 31, 2024 related to stock-based compensation plans which is presented within Salaries and benefits in the accompanying Consolidated Statements of Operations and Comprehensive Loss. The Company has also determined the requisite service period for the PRSUs with multiple performance conditions to be the longest of the explicit, implicit, or derived service period for each tranche. 105

A summary of PRSU activity for the year ended December 31, 2024 is presented below:

	Number of PRSUs	Weighted-average grant date fair value per share
Non-vested, January 1, 2024	32,131,532	$ 8.36
Granted during 2024	—	—
Adjustment for performance condition achieved	341,459	0.95
Vested	(2,512,870)	1.15
Forfeited	(808,714)	1.51
Non-vested at December 31, 2024	29,151,407	$ 9.09

At December 31, 2024, there was $11.2 million of unrecognized share-based compensation expense related to PRSUs.

2020 Employee Stock Purchase Plan

On January 6, 2021, the Board adopted and the Company's stockholders approved the ESPP, which permits eligible employees and service providers of either the Company or designated related companies and affiliates to contribute up to 15% of their eligible compensation during defined offering periods to purchase shares of the Company's Class A common stock at a 15% discount from the fair market value of the common stock as determined on specific dates at specific intervals. Subject to adjustments provided in the ESPP that are discussed below, the maximum number of shares of common stock that may be purchased under the ESPP is 14,163,863 shares, and the maximum number of shares that may be purchased on any single purchase date by any one participant is 5,000 shares. At December 31, 2024, 12,627,465 shares of Class A common stock were available for issuance under the ESPP.

The ESPP includes an evergreen provision that sets the maximum number of shares of Class A common stock that may be issued under the plan, to 2,785,582 shares, plus the number of shares of Class A common stock that are automatically added on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2030 fiscal year, in an amount equal to the lesser of (i) one percent (1%) of the total number of shares of Class A common stock outstanding on the last day of the calendar month prior to the date of such automatic increase, and (ii) such number of shares of Class A common stock as determined by the Board; provided that the maximum number of shares of Class A common stock reserved under the ESPP shall not exceed 10.0% of the total outstanding capital stock of the Company (inclusive of the shares reserved under the ESPP) at January 7, 2021, on an as-converted basis.

The assumptions that the Company used in the Black-Scholes option-pricing model to determine the fair value of the purchase rights under the ESPP for the years ended December 31, 2024, 2023, and 2022 are as follows:

Year ended	2024	2023	2022
Weighted-average risk-free interest rate	4.5 %	5.4 %	467.0 %
Expected term (in years)	0.49	0.50	0.49
Expected volatility	94.9 %	82.3 %	78.4 %

15. Restructuring costs

On April 17, 2023, the Company announced it would implement certain business transformation initiatives, including an agreement to move its core MA operational platform to UST HealthProof's ("UST HealthProof") and additional corporate restructuring actions. The agreement with UST HealthProof includes the transition of certain of the Company's plan operation functions in support of its Medicare Advantage members pursuant to a master services agreement. In addition to the arrangement with UST HealthProof, in April 2023 the Company conducted a reduction in force to better align its Selling, General, and Administrative cost structure with its revenue base. This restructuring resulted in the elimination of approximately 10% of the Company's workforce. The Company incurred costs related to these business transformation initiatives, which consisted of employee termination benefits, vendor related costs, and other costs, which are accounted for as exit and disposal costs and recorded pursuant to ASC 420, *Exit or Disposal Cost Obligations.* For those costs determined to be one-time termination benefits the Company established a liability for the restructuring related expenses when the plan was established, the remaining costs were expensed as incurred.

106

The Restructuring costs are presented in the Company's Consolidated Statements of Operations and Comprehensive Loss, which were as follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Employee termination (recoveries) benefits	$ (547)	$ 4,795	$ —
Vendor related costs	822	4,939	—
Other	13	87	—
Total restructuring costs	$ 288	$ 9,821	$ —

UST HealthProof Transition

As of December 31, 2024, the liability for employee termination benefits was recorded in Accrued salaries and benefits and the liability for vendor related costs and other expenses were recorded in Accounts payable and accrued expenses in the Consolidated Balance Sheets. The liability recorded reflects the Company's best estimate, which may be revised in subsequent periods as the restructuring progresses. The restructuring costs are recorded within the Corporate/Other operating segment. In addition, the Company incurred costs related to software impairment. These costs are recognized in Depreciation and amortization in the Consolidated Statements of Operations and Comprehensive Loss, and totaled less than $0.1 million for the year ended December 31, 2024 and $0.1 million for the year ended December 31, 2023.

	Employee Termination Benefits	Vendor related costs	Other	Total
		(in thousands)		
Liability as of December 31, 2023	$ 1,781	$ 3,390	$ —	$ 5,171
(Recoveries) charges	(547)	822	13	288
Cash payments	(1,234)	(1,457)	(13)	(2,704)
Liability as of December 31, 2024	$ —	$ 2,755	$ —	$ 2,755
Total cumulative costs incurred as of December 31, 2024	$ 4,248	$ 5,761	$ 100	$ 10,109

16. Income Taxes

The provision for income taxes consisted of the following for the years ended December 31, 2024, 2023, and 2022, respectively:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Current provision	$ —	$ —	$ —
Deferred expense	—	—	—
Provision for income taxes	$ —	$ —	$ —

107

The provision for income taxes was different from the amount computed using the federal statutory rate of 21% for the years ended December 31, 2024, 2023, and 2022, respectively, due to the following: Year ended December 31, 2024 2023 2022 (in thousands) Income tax provision at federal statutory rate (21%) $ (9,032) $ (44,806) $ (71,157) Hong Kong rate differential (24) (59) — 162(m) Limitation 4,297 1,488 — Warrant expense 10 18 (189) Meals and entertainment 23 27 21 Stock based compensation 7,495 16,408 7,989 Prior year true-up (7,637) (221) (30,646) Other, net 965 (231) 317 Valuation allowance 3,903 27,376 93,665 Provision for income taxes $ — $ — $ — Deferred income tax balances reflect the impact of temporary differences between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements and are stated at enacted tax rates expected to be in effect when the reported amounts are actually recovered or settled. Principal components of net deferred tax balances at December 31, 2024 and 2023, respectively, were as follows: Year ended December 31, 2024 2023 (in thousands) Deferred income tax assets: Net operating loss carryforward (NOL) $ 319,934 $ 320,416 Stock based compensation 71,475 66,251 Unpaid claim reserve discounting 475 420 Operating lease liabilities 696 290 Property and equipment, and intangible assets 257 1,590 Accruals 6,060 5,175 Goodwill 3,601 3,601 Other 583 800 Total deferred income tax assets 403,081 398,543 Less: valuation allowance (400,809) (396,906) Total deferred income tax assets, net of valuation allowance 2,272 1,637 Deferred income tax liabilities: Operating lease right-of-use assets (484) (672) Nontaxable gain on deconsolidation of entity (845) (943) Other (943) (22) Total deferred income tax liabilities (2,272) (1,637) Net deferred income tax assets $ — $ — Operating loss and tax credit carryforwards and protective tax deposits At December 31, 2024 and 2023, the Company had a Federal net operating loss carryforward of $1,523.5 million and $1,563.8 million. Of the $1,523.5 million, Federal net operating loss carryforwards, $295.1 million begin to expire in 2033, and $1,268.7 million may be carried forward indefinitely, with the exception of net operating losses for the insurance companies. Under Internal Revenue Code Section 382, if a corporation undergoes and "ownership change", the corporation's ability to use its pre-change NOL. carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has completed a study through January 7, 2021 and concluded that ownership changes have occurred that may limit their utilization in future periods. 108

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. At December 31, 2024 and 2023, the company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2024 and 2023. The Company does not have deposits admitted under Section 6603 of the Internal Revenue Code. Impact of tax planning strategies The Company does not have any tax planning strategies that include the use of reinsurance and there are no deferred tax liabilities not recognized. The Company files income tax returns in the United States. The U.S. Internal Revenue Service ("IRS") is not currently conducting any income tax audits of the Company's returns. The Company's federal income tax returns filed related to tax years subsequent to 2021 remain subject to examination by the IRS. The Company is not aware of any material adjustments that may be proposed as a result of any ongoing or future examinations and does not have material uncertain tax positions reflected in the Consolidated Balance Sheets. On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 (the “IRA”), which contains a number of tax-related provisions, including a 15% corporate alternative minimum tax imposed on certain corporations that meet an income-based test, as well as a 1% nondeductible excise tax on certain stock repurchases. The Company is not subject to the alternative minimum tax in 2024 based on the income-based test and it will continue to evaluate the IRA’s impact as further information becomes available. 17. Net Loss per Share Basic and diluted net loss per share from continuing operations attributable to Class A common stockholders and Class B common stockholders (collectively, "Common Stockholders") for the years indicated were calculated as follows: Year ended December 31, 2024 2023 2022 (in thousands, except for per share and share amounts) Numerator: Net loss from continuing operations attributable to common stockholders $ (46,266) $ (210,148) $ (254,584) Net income (loss) from discontinued operations attributable to common stockholders 3,257 (3,213) (84,983) Denominator: Weighted average number of common shares and common share equivalents outstanding, basic and diluted 490,018,730 482,176,127 476,244,262 Basic and diluted loss per share from continuing operations $ (0.09) $ (0.44) $ (0.53) Basic and diluted earnings (loss) per share from discontinued operations $ 0.01 $ (0.01) $ (0.18) For all periods presented, the Company had net loss from continuing operations attributable to Common Stockholders. As a result, the Company's potentially dilutive securities, which include Options, RSUs, and PRSUs, have been excluded from the computation of diluted net loss per share from continuing operations, as the effect would be anti-dilutive. Therefore, during these periods, the diluted common shares outstanding equals the average common shares outstanding. The following table presents the potentially dilutive shares that were excluded from the computation of diluted net loss per share of common stock: Year ended December 31, 2024 2023 2022 Options to purchase common stock 24,269,793 24,994,653 26,996,507 RSUs 55,731,587 56,928,405 49,617,199 PRSUs 29,151,407 32,131,532 29,945,235 Total potentially dilutive shares excluded from computation of net loss per share 109,152,787 114,054,590 106,558,941 109

18. Operating Segments

Clover Health has one reportable segment: Insurance. The Insurance segment provides PPO and HMO plans to Medicare Advantage members in several states. The segment information is prepared on the same basis that the Company's chief executive officer, who is the Chief Operating Decision Maker ("CODM"). These segment groupings are consistent with information used by the CODM, to assess performance and allocate resources. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The accounting policies of the insurance segment are the same as those described in the summary of significant accounting policies.

	Year ended December 31,		
Insurance Segment	**2024**	**2023**	**2022**
		(in thousands)	
Premiums earned, net (net of ceded premiums)	$ 1,344,881	$ 1,235,769	$ 1,084,869
Less:			
Net medical claims incurred	1,010,289	1,003,683	996,410
Salaries and benefits	228,004	252,103	275,755
General and administrative expenses	173,101	179,491	201,508
Segment net loss	$ (66,513)	$ (199,508)	$ (388,804)
Reconciliation:			
Elimination of intersegment profits	$ 3,962	$ (907)	$ 3,337
Other income	26,250	24,774	11,683
Other salaries and benefits	(4,450)	(5,054)	(2,970)
Other general and administrative expenses	(3,379)	(3,598)	(2,170)
Impairment of goodwill and other intangible assets	—	(15,945)	—
Premium deficiency reserve benefit	—	7,239	93,517
Depreciation and amortization	(1,331)	(2,509)	(1,187)
Restructuring costs	(288)	(9,821)	—
Other expense	—	—	(70)
Change in fair value of warrants	(50)	(86)	900
Interest expense	—	(7)	(1,333)
Amortization of notes and securities discounts	—	—	(30)
(Loss) gain on investment	(467)	(4,726)	9,217
Gain on debt extinguishment on note payable	—	—	23,326
Net loss from continuing operations	$ (46,266)	$ (210,148)	$ (254,584)
Total Assets	$ 404,966	$ 401,812	$ 354,748

19. Dividend Restrictions

The Company's regulated insurance subsidiaries are subject to regulations and standards in their respective jurisdictions. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital and limit the timing and amount of dividends and other distributions that may be paid to their parent companies. Therefore, the Company's regulated insurance subsidiaries' ability to declare and pay dividends is limited by state regulations including obtaining prior approval by the New Jersey Department of Banking and Insurance. At December 31, 2024 and December 31, 2023, neither of the regulated insurance subsidiaries had been authorized nor paid any dividends.

20. Statutory Equity

Applicable insurance department regulations require that the Company's regulated insurance subsidiaries prepare statutory consolidated financial statements in accordance with statutory accounting practices prescribed or permitted by the department of insurance of the respective state of domicile. These practices vary in some aspects from U.S. GAAP, with significant differences including that (a) certain assets are not included in statutory surplus, (b) certain statutory reserves are established by a direct charge to surplus, and (c) certain charges are reported as charges to capital and surplus, rather than as a component of net income.

110

The regulated insurance subsidiaries are subject to certain Risk-Based Capital ("RBC") requirements specified by the National Association of Insurance Commissioners ("NAIC"). Under those requirements, the amount of capital and surplus maintained by the Company's regulated insurance subsidiaries is to be determined based on various risk factors, such as (a) asset quality, (b) asset and liability matching, (c) loss reserve adequacy, and other business factors. Regulatory compliance is determined by a ratio of the Company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a ratio in excess of the regulatory threshold requires no corrective actions by the Company or regulators. At December 31, 2024 and 2023, the regulated insurance subsidiaries' capital and surplus of $178.8 million and $187.4 million, respectively, exceeded the minimum RBC requirements of approximately $114.1 million and $113.7 million, respectively. 21. Regulatory Matters The Company operates in a highly regulated environment. It is regulated by federal and state of New Jersey regulators. The Company's regulated insurance subsidiaries must be licensed by and are subject to regulation by New Jersey Department of Banking and Insurance, which requires periodic financial reports and enforces minimum capital and/or reserve requirements. The laws and regulations governing the Company's business and interpretations of those laws and regulations are subject to frequent change. Legislative, administrative, and public policy changes to the Health Care Reform Law continue to be debated, and the Company cannot predict if the Health Care Reform Law will be further modified, repealed, or replaced. The broad latitude given to the agencies administering, interpreting and enforcing current and future regulations governing the Company's business could require the Company to change how it conducts its business, restrict revenue and enrollment growth, increase health care and administrative costs and capital requirements, or expose the Company to increased liability in the courts for coverage determinations, contract interpretation and other actions. The health care industry is also regularly subject to negative publicity, including as a result of governmental investigations, adverse media coverage and political debate surrounding industry regulation. Negative publicity may adversely affect the Company's financial position, results of operations and cash flows and damage its reputation. 22. Discontinued Operations In April 2021, the Company began participating in the Global and Professional Direct Contracting of the Centers for Medicare & Medicaid Services ("CMS"), which utilizes a structured model intended to reduce expenditures and preserve or enhance quality of care for people with Medicare fee-for-service ("FFS"). CMS rebranded the DC Model and renamed the model the ACO Realizing Equity, Access, and Community Health (REACH) Model ("ACO REACH Model") effective January 1, 2023. As a participating entity in the DC Model, referred to as the ACO REACH Model at January 1, 2023, with a global risk arrangement, the Company assumes the responsibility of guaranteeing the performance of its care network. The ACO REACH Model is intended to reduce administrative burden and support a focus on complex, chronically ill patients. On December 1, 2023, the Company notified CMS that it will no longer participate as a REACH ACO in connection with the 2024 performance year. The Company’s exit from the ACO REACH Program was made after the Company determined that it is in the Company's best interest to fully exit the ACO REACH Program, and follows its November 2022 announcement of a strategic reduction in the number of ACO REACH participating physicians in 2023. The nature of the remaining activities relate to the settlement with CMS related to prior performance years which was settled in December 2024. 111

Key components of the financial agreement for ACO REACH included:

- **Performance Year Benchmark.** The target amount for Medicare expenditures on covered items and services (Medicare Part A and B) furnished to an Accountable Care Organization's ("ACO's") aligned beneficiaries during a performance year. The Performance Year Benchmark will be compared to the ACO's performance year expenditures. This comparison will be used to calculate shared savings and shared losses. The Performance Year Benchmark is established at the beginning of the performance year utilizing prospective trend estimates and is subject to retrospective trend adjustments, if warranted, before the Financial Reconciliation.
- **Performance Year.** A calendar year.
- **Risk-Sharing Arrangements.** Used in determining the percent of savings and losses that ACOs are eligible to receive as shared savings or may be required to repay as shared losses.
- **Financial Reconciliation.** The process by which CMS determines shared savings or shared losses by comparing the calculated total benchmark expenditure for a given ACO's aligned population to the actual expenditures of that ACO's aligned beneficiaries over the course of a performance year that includes various risk-mitigation options such as stop-loss reinsurance and risk corridors.
- **Risk-Mitigation Options.** ACOs may elect a "stop-loss arrangement" each performance year, which is designed to reduce the financial uncertainty associated with high-cost expenditures of individual beneficiaries. The Company has elected participation in the program for the current performance year. Additionally, CMS has created a mandatory risk corridor program that allocates the ACO's shared savings and losses in bands of percentage thresholds, after a deviation of greater than 25% of the Performance Year Benchmark.

A summary of the carrying amounts of major assets and liabilities, which were classified as held for settlement in the Consolidated Balance Sheets, follows:

	December 31, 2024	December 31, 2023
	(in thousands)	
Assets[1]		
Cash and cash equivalents	$ —	$ 6,456
Surety bond and deposits	—	55,089
Non-Insurance receivable	—	10,926
Total assets	$ —	$ 72,471
Liabilities[1]		
Unpaid claims	$ —	$ 2,856
Accrued salaries and benefits	—	110
Non-Insurance performance year obligation, current	—	15,568
Non-Insurance payable	—	41,565
Total liabilities	$ —	$ 60,099

(1) The assets and liabilities of the disposal group are classified as current in the Consolidated Balance Sheet at December 31, 2023.

112

A summary of the results from discontinued operations included in the Consolidated Statements of Operations and Comprehensive Loss follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Revenues:			
Non-Insurance revenue	$ (396)	$ 773,177	$ 2,380,135
Total revenues	(396)	773,177	2,380,135
Operating Expenses:			
Net medical claims incurred	(5,276)	771,798	2,460,879
General and administrative expenses	1,326	4,482	4,239
Restructuring costs	297	110	—
Total operating expenses	(3,653)	776,390	2,465,118
Gain (loss) from operations	3,257	(3,213)	(84,983)
Net income (loss)	$ 3,257	$ (3,213)	$ (84,983)

A summary of cash flows from discontinued operations included in the Consolidated Statements of Cash Flows follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Net cash (used in) provided by operating activities	$ (47,605)	$ (109,514)	$ 100,674

Performance guarantees

Certain of the Company's arrangements with third-party providers require it to guarantee the performance of its care network to CMS. As a result of the Company's former participation in the ACO REACH Model, the Company determined that it was making a performance guarantee with respect to providers under the Non-Insurance arrangement that should be recognized in the consolidated financial statements. The performance guarantee identified relates to the Company guaranteeing the performance of the third-party medical providers. Thus, the contract with CMS is accounted for as a performance guarantee under ASC 460, *Guarantees*. At the inception of the performance year, the Company measures and recognizes the performance guarantee receivable and obligation, issued in this standalone arm's length transaction, using the practical expedient to fair value as set forth in ASC 460-10-30-2(a). The Company estimates the annualized benchmark, which is the amount recognized in both the Non-Insurance performance year receivable and the Non-Insurance performance year obligation, current. This is consistent with ASC 460-10-25-4, which provides that a guarantor shall recognize in its statement of financial position a liability for that guarantee. In addition, when the guarantee is issued in a standalone transaction for a premium, the offsetting entry should be considered received (such as cash or a receivable) according to ASC 460-10-25-4. Thus the Company recognizes the Non-Insurance performance year receivable on its balance sheets.

To subsequently measure and recognize the performance guarantee, the Company follows ASC 460-10-35-2(b) and applies a systematic and rational approach to reflect its release from risk. Under this approach, the Company amortizes on a straight-line basis over the performance year, the obligation. The Company has determined this systematic and rational method is appropriate, as it matches the period in which the guarantee is fulfilled. In addition, ASC 460-10-35-2 provides further guidance on the subsequent measurement related to the Company's performance guarantee. Per ASC 460-10-35-2, depending on the nature of the guarantee, the guarantor's release from risk typically can be recognized over the term of the guarantee using one of three methods: (1) upon expiration or settlement, (2) by systematic or rational amortization, or (3) as the fair value of the guarantee changes. The Company has determined that method (2) is the appropriate method of recognition as discussed above.

With respect to each performance year in which the ACO is a participant, the final consideration due to the ACO from CMS ("shared savings") or the consideration due to CMS from the ACO ("shared loss") is reconciled in the subsequent years following the performance year. The shared savings or loss is measured periodically and will be applied to the Non-Insurance performance obligation, current or Non-Insurance performance receivable if the Company is in a probable loss position or probable savings position, respectively. The ACO has entered into an agreement with CMS and a third-party to cover the financial threshold determined by CMS.

113

In April 2021, the Company began participating in the Global and Professional Direct Contracting of the Centers for Medicare & Medicaid Services ("CMS"), which utilizes a structured model intended to reduce expenditures and preserve or enhance quality of care for people with Medicare fee-for-service ("FFS"). CMS rebranded the DC Model and renamed the model the ACO Realizing Equity, Access, and Community Health (REACH) Model ("ACO REACH Model") effective January 1, 2023. As a participating entity in the DC Model, referred to as the ACO REACH Model at January 1, 2023, with a global risk arrangement, the Company assumed the responsibility of guaranteeing the performance of its care network. The ACO REACH Model is intended to reduce administrative burden and support a focus on complex, chronically ill patients. On December 1, 2023, the Company notified CMS that it will no longer participate as a REACH ACO in connection with the 2024 performance year. The Company's exit from the ACO REACH Program was made after the Company determined that it is in the Company's best interest to fully exit the ACO REACH Program, and follows its November 2022 announcement of a strategic reduction in the number of ACO REACH participating physicians in 2023.

Certain of the Company's arrangements with third-party providers require it to guarantee the performance of its care network to CMS, which, if not obtained, could potentially result in payment to CMS. The Non-Insurance performance year obligation and receivable are amortized on a straight-line basis for the amount that represents the completed performance. The Company is unable to estimate the maximum potential amount of future payments under the guarantee. This is attributable to the stop-loss arrangement and the corridors (tiered levels) in the arrangement. A certain percentage of these arrangements will still be the responsibility of the Company, in addition to a number of variables that are not reasonable for the Company to estimate, such as, but not limited to, risk ratings and benchmark trends that have an inestimable impact on the estimate of future payments.

The tables below include the financial statement impacts of the performance guarantee:

	December 31, 2024	December 31, 2023
	(in thousands)	
Non-Insurance performance year obligation [(1)]	$ —	$ 15,568

[(1)] This obligation represents the consideration due to providers, net of the shared savings or loss for the period and amortization of the liability.

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Amortization of the Non-Insurance performance year receivable	$ —	$ (751,362)	$ (2,385,116)
Amortization of the Non-Insurance performance year obligation	—	751,362	2,385,116
Non-Insurance revenue	(396)	773,177	2,380,135

Reinsurance

Within the ACO arrangement there is an option for each ACO participant to elect participation in a reinsurance arrangement, which is not a separate contract and is included in the current ACO arrangement. The stop loss (charges) premiums and recoupments are incurred in accordance with the regulations set forth in the participation agreement in direct relation to the direct contracting program and will reduce the exposure of high dollar claims to the Company. The premiums (recoupments) are recognized as revenue (contra-revenue), respectively, within Non-Insurance revenue on the Statement of Operations as there is a right to the recoupments as the point of attachment in the stop loss agreement.

The effects of the ACO reinsurance arrangements on the accompanying consolidated financial statements for the years ended December 31, 2024 and 2023, respectively, were as follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Non-Insurance revenue, gross and net	$ (396)	$ 773,177	2,380,135
Claims incurred, gross and net	(5,276)	771,798	2,460,879
Reinsurance recoverable, gross and net	—	10,926	$ 52,955

Reinsurance recoverable represents the portion of paid claims and unpaid claims that are covered by reinsurance. Amounts recoverable from reinsurers are estimated in a manner consistent with the methods used to determine unpaid claims.

114

Schedule I December 31, 2024 2023 Assets Current assets Cash and cash equivalents $ 146,783 $ 48,312 Short-term investments — 454 Investment securities, available-for sale — 23,564 Investment securities, held-to-maturity — 146 Other receivables 24 — Other assets, current — 247 Total current assets 146,807 72,723 Intercompany interest receivable 4,958 4,958 Intercompany note receivable 40,000 40,000 Investment securities, available-for-sale — 1,507 Investments in consolidated subsidiaries 200,247 197,012 Total assets $ 392,012 $ 316,200 Liabilities and Stockholders' Equity Current liabilities Accounts payable and accrued expenses $ 683 $ 683 Accrued salaries and benefits 6,663 6,598 Other liabilities, current 220 — Total current liabilities 7,566 7,281 Intercompany payable 42,943 22,165 Notes payable, net of discount and deferred issuance costs 360 360 Total liabilities 50,869 29,806 Stockholders' equity Class A Common Stock, $0.0001 par value; 2,500,000,000 shares authorized at December 31, 2024 and 2023; 414,493,051 and 401,183,882 issued and outstanding at December 31, 2024 and 2023, respectively 41 40 Class B Common Stock, $0.0001 par value; 500,000,000 shares authorized at December 31, 2024 and 2023; 89,032,305 and 87,867,732 issued and outstanding at December 31, 2024 and 2023, respectively 9 9 Additional paid-in capital 2,576,471 2,461,238 Accumulated other comprehensive loss (1,584) (2,370) Accumulated deficit (2,202,803) (2,159,794) Less: Treasury stock, at cost; 18,752,947 and 7,912,750 shares held at December 31, 2024 and 2023, respectively (30,991) (12,729) Total stockholders' equity 341,143 286,394 Total liabilities and stockholders' equity $ 392,012 $ 316,200 CLOVER HEALTH INVESTMENTS, CORP. CONDENSED BALANCE SHEETS (PARENT COMPANY) (Dollars in thousands, except share amounts) 115

Year ended December 31, 2024 2023 2022 Revenues: Other income $ 9,355 $ 8,413 $ 5,898 Total revenues 9,355 8,413 5,898 Operating expenses: General and administrative expenses 117 78 784 Total operating expenses 117 78 784 Income from operations 9,238 8,335 5,114 Loss (gain) on equity investment 467 4,726 (5,314) Gain on extinguishment of note payable — — (23,326) Equity in net losses of consolidated subsidiaries 51,780 216,970 373,321 Net loss $ (43,009) $ (213,361) $ (339,567) CLOVER HEALTH INVESTMENTS, CORP. CONDENSED STATEMENTS OF OPERATIONS (PARENT COMPANY) (Dollars in thousands, except share amounts) 116

Year ended December 31, 2024 2023 2022 Cash flows from operating activities: Net loss $ (43,009) $ (213,361) $ (339,567) Adjustments to reconcile net loss to net cash used in operating activities: Intercompany stock-based compensation expense 114,331 140,931 164,305 Gain on extinguishment of note payable — — (23,326) Accretion, net of amortization (102) (1,614) (1,648) Net realized losses (gains) on investment securities 769 4,321 (6,613) Changes in operating assets and liabilities: Other receivables (24) — — Other assets 394 5,464 (6,339) Accounts payable and accrued expenses — (182) (334) Intercompany accrued salaries and benefits 65 22 4,936 Other liabilities 220 — — Intercompany payable 20,778 (17,365) (36,681) Net cash provided by (used in) operating activities 93,422 (81,784) (245,267) Cash flows from investing activities: Purchases of short-term investments and available-for-sale securities — (57,294) (250,030) Proceeds from sales of short-term investments and available-for-sale securities 1,507 30,563 3,829 Proceeds from maturities of short-term investments available-for-sale securities 24,137 173,620 391,643 Investments in consolidated subsidiaries (3,235) (81,441) 58,611 Net cash provided by investing activities 22,409 65,448 204,053 Cash flows from financing activities: Issuance of common stock, net of early exercise liability 709 1,150 1,400 Purchase of treasury stock (16,490) (6,220) (6,362) Issuance of common stock under employee stock purchase plan, net of stock issuance costs 193 — — Repurchases of common stock (1,772) — — Net cash used in financing activities (17,360) (5,070) (4,962) Net increase (decrease) in Cash and cash equivalents 98,471 (21,406) (46,176) Cash and cash equivalents, beginning of year 48,312 69,718 115,894 Cash and cash equivalents, end of year $ 146,783 $ 48,312 $ 69,718 Supplemental disclosure of non-cash investing and financing activities Activities from Seek Dissolution — — 735 CLOVER HEALTH INVESTMENTS, CORP. CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY) (Dollars in thousands, except share amounts) 117

1. Organization and Operations Clover Health Investments, Corp. (the "Company") is a holding company incorporated on July 17, 2014, in the state of Delaware. 2. Summary of Significant Accounting Policies The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements. Use of estimates The preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates. 3. Insurance Subsidiaries Investments in consolidated subsidiaries include regulated insurance subsidiaries and unregulated subsidiaries. The Company holds $151.5 million and $83.2 million of cash, cash equivalents, and investment securities at the parent and unregulated subsidiaries at December 31, 2024 and 2023, respectively. The Company holds $286.1 million and $280.5 million of cash, cash equivalents, and investment securities in regulated insurance subsidiaries at December 31, 2024 and 2023, respectively. 4. Surplus Note Effective December 22, 2016, the Company contributed $40.0 million to Clover Insurance Company, a wholly-owned subsidiary, in exchange for a surplus note. The outstanding balance, including accrued interest, was due and payable on December 31, 2020, but remains unpaid with the payment terms under review for extension until December 31, 2024, by the Commissioner of Banking and Insurance of the State of New Jersey. In accordance with the New Jersey Department of Banking and Insurance regulations, the Company filed a Form D with the department requesting an extension of payment until December 31, 2027. No payment of principal or interest on the surplus note shall be made without the prior written approval of the Commissioner of Banking and Insurance of the State of New Jersey. CLOVER HEALTH INVESTMENTS, CORP. Notes to Condensed Financial Statements (Parent Company) 118

Additions Balance at beginning of period Charged to costs and expenses Charge to other accounts (Deductions) Balance at end of period (in thousands) Year ended December 31, 2023 Valuation allowance for deferred tax assets $ 369,530 $ 27,376 $ — $ — $ 396,906 Year ended December 31, 2024 Valuation allowance for deferred tax assets 396,906 3,903 — — 400,809 The accompanying notes are an integral part of these consolidated financial statements. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Item 9A. Controls and Procedures. Evaluation of Disclosure Controls and Procedures Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our "Certifying Officers"), the effectiveness of our disclosure controls and procedures at December 31, 2024, pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, our Certifying Officers concluded that, at December 31, 2024, our disclosure controls and procedures were effective at achieving their intended objective. Notwithstanding the foregoing, a control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information required to be set forth in our periodic reports. Internal Control over Financial Reporting Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP") and includes those policies and procedures that: • pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; • provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements. Schedule II CLOVER HEALTH INVESTMENTS, CORP. VALUATION AND QUALIFYING ACCOUNTS 119

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. No change occurred during the fourth quarter of 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management's report on internal control over financial reporting is set forth below and should be read with these limitations in mind. Management's Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Management assessed the effectiveness of our internal control over financial reporting at December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on management's assessment and the criteria set forth by COSO, our management determined that our internal control over financial reporting was effective at December 31, 2024. The effectiveness of our internal control over financial reporting at December 31, 2024 has been by Ernst & Young LLP, an independent registered public accounting firm (PCAOBID: 42), as stated in their report that appears below. 120

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Clover Health Investments, Corp. Opinion on Internal Control Over Financial Reporting We have audited Clover Health Investments, Corp.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Clover Health Investments, Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) and our report dated March 3, 2025 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP New York, New York March 3, 2025 Item 9B. Other Information. During the year ended December 31, 2024, none of the Company’s directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated (including by modification) a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408(a) of Regulation S-K of the Securities Act). Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not applicable. 121

Part III Item 10. Directors, Executive Officers and Corporate Governance. The information required by this Item 10 is incorporated herein by reference to the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed by the Company with the SEC pursuant to Regulation 14A within 120 days after the year ended December 31, 2024 ("the 2025 Proxy Statement"). Item 11. Executive Compensation. The information required by this Item 11 is incorporated herein by reference to our 2025 Proxy Statement, and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by this Item 12 is incorporated herein by reference to our 2025 Proxy Statement, and it is incorporated herein by reference. Item 13. Certain Relationships and Related Person Transactions, and Director Independence. The information required by this Item 13 is incorporated herein by reference to our 2025 Proxy Statement, and it is incorporated herein by reference. Item 14. Principal Accounting Fees and Services. The information required by this Item 14 is incorporated herein by reference to our 2025 Proxy Statement, and it is incorporated herein by reference. 122

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The Financial Statements, Financial Statement Schedules, and exhibits set forth below are filed as part of this Form 10-K.

(1) Financial Statements-The response to this portion of Item 15 is submitted as Item 8 of Part II of this Form 10-K.

(2) Financial Statement Schedules-The response to this portion of Item 15 is submitted as Item 8 of Part II of this Form 10-K.

(3) A list of exhibits to this Form 10-K is set forth below:

		Incorporated by reference				
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing date	Filed or Furnished herewith
2.1**	Agreement and Plan of Merger, dated as of October 5, 2020, by and among the Registrant, Asclepius Merger Sub Inc. and Clover Health Investments, Corp.	8-K	001-39252	2.1	10/06/2020	
2.1(a)	Amendment to the Agreement and Plan of Merger, dated as of December 8, 2020	8-K	001-39252	2.1	12/10/2020	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-39252	3.1	01/12/2021	
3.2	Second Amended and Restated Bylaws of the Registrant	8-K	001-39252	3.1	06/25/2024	
4.1	Specimen Class A Common Stock Certificate of the Registrant	S-4/A	333-249558	4.5	11/20/2020	
4.2	Specimen Class B Common Stock Certificate of the Registrant	S-4/A	333-249558	4.6	11/20/2020	
4.3	Description of Securities	10-K	001-39252	4.3	02/28/2022	
10.1*	Form of Indemnification Agreement	8-K	001-39252	10.2	01/12/2021	
10.2*	Amended and Restated 2014 Equity Incentive Plan, and forms of agreement thereunder	S-4	333-249558	10.15	10/20/2020	
10.3*	2020 Equity Incentive Plan and forms of agreement thereunder	8-K	001-39252	10.4	01/12/2021	
10.4*	2020 Employee Stock Purchase Plan	8-K	001-39252	10.5	01/12/2021	
10.5*	Management Incentive Plan	8-K	001-39252	10.6	01/12/2021	
10.6*	Executive Incentive Bonus Plan	8-K	001-39252	10.7	01/12/2021	
10.7*	Employment Agreement, effective as of December 31, 2021, between the Registrant and Jamie L. Reynoso	10-K	001-39252	10.12	02/28/2022	
10.8*	Employment Agreement, effective as of April 29, 2024, between the Registrant and Peter Kuipers	10-Q	001-39252	10.1	11/08/2024	
10.9*	Employment Agreement, effective as of May 9, 2022, between the Registrant and Aric Sharp	10-Q	001-39252	10.2	08/08/2022	
10.10*	Employment Agreement, effective as of July 18, 2022, between the Registrant and Brady Priest	10-K	001-39252	10.14	03/01/2023	
10.11*	Employment Agreement, dated as of August 8, 2022, between the Registrant and Andrew Toy	10-Q	001-39252	10.1	11/07/2022	
10.12*	Amended and Restated Director Compensation Policy	10-Q	001-39252	10.1	05/07/2024	
10.13*	Board Observer Agreement, dated as of March 16, 2023, between the Registrant and Zach Weinberg.	8-K	001-39525	10.1	03/17/2023	
10.14*	Employment Agreement, dated as of February 24, 2022, between the Registrant and Conrad Wai	10-Q	001-39252	10.2	05/09/2023	
10.15*	Employment Agreement, dated as of March 8, 2024, between the Registrant and Karen Soares.	10-K	001-39252	10.16	03/14/2024	
10.16*	Agreement for the Provision of Interim Management Service, dated as of December 22, 2023 between the Registrant and AP Services, LLC.	10-K	001-39252	10.17	03/14/2024	

123

19	Insider Trading Policy					X
21	List of Subsidiaries					X
23	Consent of Independent Registered Public Accounting Firm					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97	Clover Health Investments, Corp. Clawback Policy	10-K	001-39252	97.1	03/14/2024	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					

* Indicates a management contract or compensatory plan or arrangement.

** Schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant hereby agrees to furnish supplementary a copy of any omitted schedule to the SEC upon its request.

Item 16. Form 10-K Summary.

None.

124

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. Clover Health Investments, Corp. Date: March 3, 2025 By: /s/ Andrew Toy Andrew Toy Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Andrew Toy Chief Executive Officer (Principal Executive Officer) and Director Date: March 3, 2025 Andrew Toy /s/ Peter Kuipers Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) Date: March 3, 2025 Peter Kuipers /s/ Vivek Garipalli Director and Executive Chair Date: March 3, 2025 Vivek Garipalli /s/ Chelsea Clinton Director Date: March 3, 2025 Chelsea Clinton /s/ Demetrios L. Kouzoukas Director Date: March 3, 2025 Demetrios L. Kouzoukas /s/ Lee A. Shapiro Director Date: March 3, 2025 Lee A. Shapiro /s/ William G. Robinson, Jr. Director Date: March 3, 2025 William G. Robinson, Jr. /s/ Carladenise A. Edwards Director Date: March 3, 2025 Carladenise A. Edwards /s/ Anna U. Loengard Director Date: March 3, 2025 Anna U. Loengard /s/ Thomas L. Tran Director Date: March 3, 2025 Thomas L. Tran 125